As filed with the Securities and Exchange Commission on February 22, 2005

Registration No. 333-122680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

VALLEY NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

New Jersey
(State or other Jurisdiction of Incorporation of Organization)
6711
(Primary Standard Industrial Classification Code Number)
22-2477875
(I.R.S. Employer Identification No.)
1455 Valley Road
Wayne, New Jersey 07470
973-305-8800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Gerald H. Lipkin, Chairman, President and Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
973-305-8800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:

RONALD H. JANIS, ESQ. Pitney Hardin, LLP 7 Times Square New York, NY 10036 (212) 297-5800	LEONARD J. RUBIN, ESQ. Powell Goldstein LLP 901 New York Avenue, NW Washington, DC 20001-4413 (202) 347-0066

      Approximate date of commencement of proposed sale to the public: At the Effective Date of the Merger, as defined in the Agreement and Plan of Merger dated as of December 2, 2004 among Valley National Bancorp (“Valley”), Valley National Bank, Shrewsbury Bancorp (“Shrewsbury”) and Shrewsbury State Bank, attached as Appendix A to the Joint Proxy Statement-Prospectus.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

      CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered*	Proposed maximum offering price per unit**	Proposed maximum aggregate offering price**	Amount of registration fee***

Common Stock, no par value	5,081,523 Shares	$26.755	$135,956,148	$16,002

*	The maximum number of shares of Valley common stock estimated to be issuable upon the completion of the merger of Shrewsbury Bancorp with and into Valley, based on the number of shares of Shrewsbury common stock, outstanding immediately prior to the merger and the exchange of each share of Shrewsbury common stock for shares of Valley common stock pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of December 2, 2004, by and between Valley and Shrewsbury and based on the average ($26.755) of the high ($26.90) and low ($26.61) prices reported on the New York Stock Exchange for Valley Common Stock as of February 8, 2005, a date within five business days prior to the initial filing of the Form S-4.
**	Estimated solely for the purpose of calculating the registration fee for the filing of this Registration Statement on Form S-4 pursuant to Rule 457(f)(1) under the Securities Act of 1933 based on the average ($26.755) of the high ($26.90) and low ($26.61) prices reported on the New York Stock Exchange for Valley Common Stock as of February 8, 2005, a date within five business days prior to the initial filing of the Form S-4.
***	Previously paid.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

      The Board of Directors of Shrewsbury Bancorp has approved the merger of Shrewsbury into Valley National Bancorp.

      If the merger is completed, you will be entitled to elect to receive $48.00 in cash or $48.00 in Valley common stock for each share of Shrewsbury common stock you own.

      Valley will pay up to 40% of the aggregate merger consideration in cash. If you elect to receive cash and there is an oversubscription for cash, you will receive a portion of the consideration in Valley common stock as described in further detail below.

      If you elect to receive Valley common stock, the amount of Valley common stock you receive will be based on the average market price of Valley common stock shortly before completion of the merger. Based on the closing price of Valley common stock on February 18, 2005, you would receive approximately 1.822 shares of Valley common stock for each share of Shrewsbury common stock you own. Cash will be paid instead of fractional shares.

      Valley common stock is listed on the New York Stock Exchange under the symbol “VLY”.

      We expect the merger to be generally tax-free with respect to Valley common stock you receive and generally taxable with respect to the cash you receive.

      Assuming that 60% of the aggregate merger consideration is paid in Valley common stock, when the merger is completed, Shrewsbury shareholders will own about 3,096,500 shares, or approximately 3% of Valley's common stock.

      The merger cannot be completed unless Shrewsbury's shareholders approve it. We have scheduled a special meeting so you can vote on the merger. The Shrewsbury Board of Directors recommends that you vote to approve the merger.

      The date, time and place of the meeting are as follows:

March 29, 2005 2:00 p.m. Molly Pitcher Inn 88 Riverside Avenue Red Bank, New Jersey 07701

      Only shareholders of record as of February 15, 2005 are entitled to attend and vote at the meeting.

      Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us or by voting via telephone or the internet. Approval of the merger by Shrewsbury shareholders is based on approval by holders of two-thirds (2/3) of the shares entitled to vote. A Shrewsbury shareholder's failure to vote, a broker non-vote, or an abstention has the same effect as a vote against the merger. If you sign, date and mail your proxy card without indicating how you want to vote your proxy will be counted as a vote in favor of the merger.

James W. Harkness, Jr. President and Chief Executive Officer Shrewsbury Bancorp

      Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement-prospectus is dated February 24, 2005,
and is first being mailed to Shrewsbury shareholders on February 25, 2005.

Shrewsbury Bancorp
465 Broad Street
Shrewsbury, New Jersey 07702

Notice of Special Meeting of Shareholders
to be held on March 29, 2005

      NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Shrewsbury Bancorp will be held on Tuesday, March 29, 2005, at 2:00 p.m., local time.

      The location of the special meeting will be the Molly Pitcher Inn, 88 Riverside Avenue, Red Bank, New Jersey 07701. The special meeting will be held for the following purposes:

(1)	To consider and vote upon an Agreement and Plan of Merger dated as of December 2, 2004, among Valley National Bancorp, Valley National Bank, Shrewsbury Bancorp and Shrewsbury State Bank, pursuant to which Shrewsbury Bancorp will merge with and into Valley National Bancorp.
(2)	To transact other business that may properly come before the special meeting or any adjournments or postponements thereof.

      The Board of Directors has fixed February 15, 2005, as the record date for the determination of the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments thereof. Only shareholders of record as of the close of business on that date will be entitled to vote at the special meeting or any adjournment or postponement thereof.

      The Shrewsbury Board of Directors recommends that shareholders vote “FOR” approval and adoption of the merger agreement.

By Order of the Board of Directors,
James W. Harkness, Jr. President and Chief Executive Officer

Shrewsbury, New Jersey
February 24, 2005

      You are cordially invited to attend this special meeting. It is important that your shares be represented regardless of the number of shares you own. If you will be unable to be present at the special meeting or even if you anticipate that you will attend, please sign and date the enclosed proxy card and return it in the accompanying envelope without delay as instructed on the enclosed proxy card. You will be most welcome at the special meeting and may then vote in person if you so desire, even though you may have executed and returned the proxy card. Any stockholder who executes a proxy card may revoke their proxy at any time before it is exercised. You may also vote your shares by telephone or on the internet by following the instructions on the proxy card.

HOW TO GET COPIES OF RELATED DOCUMENTS

      This document incorporates important business and financial information about Valley National Bancorp that is not included in or delivered with this document. Shrewsbury shareholders may receive this information free of charge by writing or calling Shareholder Relations, Dianne Grenz, Valley National Bancorp, 1455 Valley Road, Wayne, New Jersey 07470; telephone number (973) 305-8800.

      Shrewsbury has historically provided its shareholders with annual reports. Shrewsbury shareholders may receive this information free of charge by writing or calling John R. Feeney, Shrewsbury Bancorp, 465 Broad Street, Shrewsbury, New Jersey 07702; telephone number (732) 842-7700 extension 230.

      We will respond to your request within one business day by sending the requested documents by first class mail or other equally prompt means. In order to ensure timely delivery of the documents in advance of the meeting, any request should be made by March 24, 2005.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT IS THE PURPOSE OF THIS DOCUMENT?

      A: This document serves as both a proxy statement of Shrewsbury and a prospectus of Valley. As a proxy statement, it is being provided to you because the Shrewsbury Board of Directors is soliciting your proxy for use at the Shrewsbury special meeting of shareholders at which the Shrewsbury shareholders will consider and vote on the merger agreement among Shrewsbury, Shrewsbury State Bank, Valley and Valley National Bank. As a prospectus, it is being provided to you because Valley is offering to exchange shares of its common stock and cash for your shares of Shrewsbury common stock upon completion of the merger.

Q: WHY ARE SHREWSBURY AND VALLEY PROPOSING TO MERGE?

      A: We are proposing to merge Shrewsbury with and into Valley because we believe that combining the strengths of two companies with similar cultures is in the best interests of each of our shareholders, customers and employees. Please see “The Proposed Merger—Shrewsbury's Reasons for the Merger” and “The Proposed Merger—Recommendations of the Shrewsbury Board of Directors” at page 21 for the various factors considered by the Shrewsbury Board of Directors in recommending that Shrewsbury's shareholders vote FOR the proposal to approve the merger agreement and the merger.

Q: WHAT WILL I RECEIVE IN THE MERGER?

      A: Upon completion of the merger, Shrewsbury shareholders will either receive cash or stock, or a combination of cash and stock, depending upon the results of an election procedure that we have described in this proxy statement-prospectus. Shrewsbury shareholders that elect to receive cash will receive $48.00 in cash for each share of Shrewsbury common stock that is converted into cash. Shares of Shrewsbury common stock which are converted into Valley common stock will be converted into that number of shares of Valley common stock equal to $48.00 divided by the average closing sale price of Valley's common stock on the New York Stock Exchange during a specified period prior to the closing date. These amounts are subject to reduction if Shrewsbury's shareholders' equity falls below a certain amount, as described in more detail below.

      A maximum of 40% of Shrewsbury's shares outstanding immediately prior to the consummation of the merger may be converted into cash, and the remainder will be converted into Valley common stock. If holders of 40% or less of Shrewsbury shares outstanding immediately prior to the consummation elect to receive cash, all such shares will be converted to cash and the remainder will be converted to Valley common stock. If holders of more than 40% of Shrewsbury's shares outstanding immediately prior to the consummation of the merger elect to receive cash, the exchange agent will reduce the number of shares of Shrewsbury common stock so converted to 40% by a pro rata reduction.

Q: IS IT POSSIBLE THAT I WILL RECEIVE LESS THAN $48.00 IN CASH OR VALLEY COMMON STOCK FOR MY SHARES?

      A: Yes. If Shrewsbury's shareholders' equity, subject to certain adjustments specified in the merger agreement, is less than $59 million as of the end of the month immediately preceding the closing, the amount of cash or Valley common stock you receive for your Shrewsbury shares will be reduced. The merger agreement provides that the aggregate consideration paid by Valley to Shrewsbury shareholders will be reduced, on a dollar-for-dollar basis, by the amount that Shrewsbury's shareholders' equity is less than $59 million. By way of example, if Shrewsbury's shareholders' equity is equal to $58 million on the end of the month prior to the closing date, the amount of cash and/or dollar value of Valley common stock you receive for each of your Shrewsbury shares will be reduced by an amount equal to $1 million divided by the number of shares of Shrewsbury common stock outstanding. At this time we do not expect there will be a reduction because Shrewsbury's current shareholders' equity is in excess of $61 million, but that could change.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

      A: We expect that for federal income tax purposes, the merger will be a taxable event to those Shrewsbury shareholders who receive cash in whole or in part in exchange for their Shrewsbury common stock, and the merger will not be a taxable event to those Shrewsbury shareholders who receive solely Valley common stock in exchange for their Shrewsbury common stock.

      We each will have no obligation to complete the merger unless tax counsel provides a legal opinion that the common stock exchange portion of the merger (as opposed to the payment of cash) will qualify as a transaction that is generally tax-free for federal income tax purposes. The legal opinion will not bind the Internal Revenue Service, however, and the Internal Revenue Service could take a different view of the transaction.

      We urge you to consult your tax advisor to gain a full understanding of the tax consequences of the merger to you. Tax matters are very complicated, and in many cases, the tax consequences of the merger will depend on your particular facts and circumstances. See “The Proposed Merger—Federal Income Tax Consequences,” beginning at page 36.

Q: DO I HAVE RIGHTS TO DISSENT FROM THE MERGER?

      A: No.

Q: ARE THERE ANY REGULATORY OR OTHER CONDITIONS TO THE MERGER OCCURRING?

      A: Yes. The merger must be approved by the Office of the Comptroller of the Currency and a waiver or approval by the Board of Governors of the Federal Reserve System. As of the date of this proxy statement-prospectus, we have received the necessary regulatory approvals. In addition, the merger must be approved by the holders of two-thirds (2/3) of the shares of Shrewsbury common stock entitled to vote on the record date. A Shrewsbury shareholder's failure to vote, a broker non-vote, or an abstention has the same effect as a vote against the merger.

      Valley shareholders do not have to approve the merger; accordingly, Valley shareholders will not vote on this proposal.

      Completion of the merger is also subject to certain other conditions, including no material adverse change in the financial condition of Shrewsbury. See “The Proposed Merger—Conditions to the Merger,” beginning at page 33.

Q: WHAT DOES THE SHREWSBURY BOARD OF DIRECTORS RECOMMEND?

      A: The Shrewsbury Board of Directors has approved the merger and the merger agreement and believes that the proposed merger is in the best interests of Shrewsbury and its shareholders. Accordingly, the Shrewsbury Board of Directors recommends that you vote FOR approval of the merger agreement and the merger.

Q: WHAT DO I NEED TO DO NOW?

      A: After you have carefully read this proxy statement-prospectus, you should indicate on your proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed WHITE postage-paid envelope as soon as possible so that your shares may be represented and voted at the Shrewsbury special meeting. In addition, you may attend the Shrewsbury special meeting in person and vote, whether or not you have signed and mailed your proxy card. If you sign, date and return your proxy but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger agreement and the merger. You may also vote your shares by telephone or on the internet on or before 5:00 p.m., eastern standard time, on March 28, 2005 by following the instructions on the proxy card. Approval of the merger by Shrewsbury shareholders is based on approval by holders of two-thirds (2/3) of the shares entitled to vote. A Shrewsbury shareholder's failure to vote, a broker non-vote, or an abstention has the same effect as a vote against the merger.

Q: AM I REQUIRED TO SUBMIT MY ELECTION FORM WHEN I SUBMIT MY PROXY CARD?

      A: No. We have sent you separately an election form for your use in making an election to receive either cash or Valley common stock pursuant to the merger. The election form should be returned to American Stock Transfer & Trust Company, the exchange agent, in the BROWN postage-paid envelope and must be received no later than 5:00 p.m., eastern standard time, on March 24, 2005, which is the date five business days prior to March 31, 2005, the date on which we anticipate we will consummate the merger. If you do not submit an election form or if you submit an election form after the deadline, your shares will be converted into Valley common stock. See “The Proposed Merger—Exchange of Shares” at page 19.

Q: WHY HAVE I RECEIVED TWO ENVELOPES?

      A: You have separately received two envelopes because your proxy card and election form are to be sent to two different places. Your proxy card should be returned to Shrewsbury's proxy solicitor in the WHITE envelope included with this proxy statement-prospectus. Your election form was mailed to you separately and should be returned to the exchange agent in the BROWN envelope.

Q: MUST MY ELECTION FORM COVER ALL OF MY SHREWSBURY SHARES?

      A: Yes. Each holder of Shrewsbury shares may submit only one election form. The only exception is for shareholders who hold shares on behalf of others or shareholders who hold shares in a retirement account. Shareholders who hold Shrewsbury shares as nominees, trustees or in other representative capacities may submit multiple election forms, provided that each such election form covers all the shares of Shrewsbury common stock held by such representative for a particular beneficial owner. Shareholders who hold shares in a retirement account may also submit multiple election forms as long as each such election form covers all shares held by such shareholder individually and in the retirement account.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

      A: Yes. There are two ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card before our special meeting or change your vote via telephone or the internet prior to 5:00 p.m., eastern standard time, on March 28, 2005 as provided on the proxy card. Second, you may revoke your proxy by written notice (which you could personally deliver at the special meeting) to the Secretary of Shrewsbury at any time prior to the vote on the merger. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote. If you deliver such a notice or if you do not submit a proxy, you may vote your shares at the special meeting.

Q: CAN I CHANGE MY ELECTION FORM AFTER I HAVE MAILED IT TO THE EXCHANGE AGENT?

      A: Yes, provided that you deliver a notice of revocation to the exchange agent prior to the election deadline, which will be 5:00 p.m., eastern standard time, on March 24, 2005, the date which is the fifth day prior to March 31, 2005, the anticipated closing date of the merger. You may deliver a new election form with your notice of revocation, provided that both documents are received prior to the election deadline.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

      A: You should only submit your Shrewsbury stock certificates when you submit your election form. If you do not submit an election form, Valley will mail to you instructions for exchanging your stock certificates promptly after the merger is completed.

Q: IS THERE OTHER INFORMATION I SHOULD CONSIDER?

      A: Yes. Much of the business and financial information about Valley that may be important to you is not included in this document. Instead, that information is incorporated by reference to documents separately filed by Valley with the Securities and Exchange Commission. This means that Valley may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See “Information Incorporated by Reference” beginning at page 43 for a list of documents that Valley has incorporated by reference into this proxy statement-prospectus and for instructions on how to obtain copies of those documents. The documents are available to you without charge.

Q: WHY HAVEN'T YOU INCLUDED A SUBSTANTIAL AMOUNT OF FINANCIAL INFORMATION ABOUT SHREWSBURY IN THIS DOCUMENT?

      A: As a Shrewsbury shareholder, you receive annual financial information as distributed by Shrewsbury to its shareholders. In considering the proposed merger, we believe you are in more need of information concerning Valley. Due to the size of Valley relative to the size of Shrewsbury, financial information about Shrewsbury is not material. Furthermore, financial information about Shrewsbury is not required to be provided in this proxy statement-prospectus by any applicable law or regulation. However, if you require copies of Shrewsbury's most recent annual reports to shareholders, you may obtain them from Shrewsbury.

Q: WHAT IF THERE IS A CONFLICT BETWEEN DOCUMENTS?

      A: You should rely on the LATER FILED DOCUMENT. Information in this proxy statement-prospectus may update information contained in one or more of the Valley documents incorporated by reference. Similarly, information in documents that Valley may file after the date of this proxy statement-prospectus may update information contained in this proxy statement-prospectus or information contained in previously filed documents.

Q: WHEN DO YOU EXPECT TO MERGE?

      A: We are working toward completing the merger as quickly as possible and have set a tentative closing date of March 31, 2005, although this could change. We cannot close the merger until the last business day of the month after our shareholders approve the merger.

Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS PROXY STATEMENT-PROSPECTUS?

      A: If you have questions about the special meeting or if you need additional copies of this proxy statement-prospectus, you should contact:

            James W. Harkness, Jr.
            President and Chief Executive Officer
            Shrewsbury Bancorp
            465 Broad Street
            Shrewsbury, New Jersey 07702
            Telephone: 732-842-7700

SUMMARY

      This is a summary of certain information regarding the proposed merger and the shareholder meeting to vote on the merger. We urge you to carefully read the entire proxy statement-prospectus, including the appendixes, before deciding how to vote.

What this Document is About

      The Board of Directors of Shrewsbury Bancorp has approved the merger of Shrewsbury into Valley National Bancorp. In order to complete the merger, the shareholders of Shrewsbury must approve it. The Shrewsbury Board has called a special meeting of Shrewsbury shareholders to vote on the merger. This document is the proxy statement used by the Shrewsbury Board to solicit proxies for the meeting. It is also the prospectus of Valley regarding the Valley common stock to be issued if the merger is completed.

Voting on the Merger

Shares Entitled to Vote	The Shrewsbury Board has selected February 15, 2005 as the record date for the meeting. Each of the 2,832,510 shares of Shrewsbury common stock outstanding on the record date are entitled to vote at the meeting.

Vote Required to Approve the Merger	Approval by Shrewsbury shareholders is based on approval by the holders of two-thirds (2/3) of the shares of Shrewsbury common stock entitled to vote. A Shrewsbury shareholder's failure to vote, a broker non-vote, or an abstention has the same effect as a vote against the merger.

The Companies

Valley	Valley, a New Jersey corporation, is the bank holding company for Valley National Bank. Valley National Bank is a national bank that operates 133 offices in 87 communities serving 11 counties throughout northern New Jersey and Manhattan. At December 31, 2004, Valley had consolidated assets of $10.8 billion. Valley's principal executive offices are located at 1455 Valley Road, Wayne, New Jersey 07470 and its telephone number is (973) 305-8800.

Shrewsbury	Shrewsbury, a New Jersey corporation, is the bank holding company for Shrewsbury State Bank. Shrewsbury State Bank is a New Jersey-chartered commercial bank that operates 12 branches located in Monmouth County New Jersey. At December 31, 2004, Shrewsbury had consolidated assets of $428 million. Shrewsbury's principal executive offices are located at 465 Broad Street, Shrewsbury, New Jersey 07702 and its telephone number is (732) 842-7700.

The Merger

General Description	Shrewsbury will merge with Valley, with Valley as the surviving entity. The merger will occur on the last day of the month which is ten business days or more after all material conditions to closing have been met or such earlier date as the parties agree. The terms of the proposed merger are set forth in a merger agreement signed by Shrewsbury and Valley and their bank subsidiaries. A copy of the merger agreement is attached as Appendix A to this document and is incorporated herein by reference.

Consideration to Shrewsbury Shareholders	In the merger, you will receive at your election, either Valley common stock or cash, subject to potential proration and reduction as described on page 18. For each of your shares of Shrewsbury common stock you will receive either $48.00 in cash or $48.00 in Valley common stock. On December 2, 2004, the last trading day before the merger was publicly announced, the closing price of Valley common stock was $27.91, which would imply a value per Shrewsbury share of approximately 1.720 shares of Valley common stock. The exact amount of Valley common stock issued for each share of Shrewsbury common stock converted to Valley common stock will be determined based on the average closing price of Valley common stock over a period shortly before the completion of the merger.

The amount of merger consideration will be reduced if Shrewsbury's shareholders' equity, subject to certain adjustments specified in the merger agreement, is less than $59 million as of the end of the month immediately preceding the closing. The merger agreement provides that the aggregate consideration paid by Valley to Shrewsbury shareholders will be reduced, on a dollar-for-dollar basis, by the amount that Shrewsbury's shareholders' equity is less than $59 million. By way of example, if Shrewsbury's shareholders' equity is equal to $58 million on the end of the month prior to the closing date, the amount of cash and/or dollar value of Valley common stock you receive for each of your Shrewsbury shares will be reduced by an amount equal to $1 million divided by the number of shares of Shrewsbury common stock outstanding, or approximately $.35 per share, resulting in you receiving $47.65 per Shrewsbury share. We presently have no reason to believe the value will be reduced because Shrewsbury's current shareholders' equity is in excess of $61 million. However, we can give you no assurances that Shrewsbury's shareholders' equity will not fall below $59 million following the date of this proxy statement-prospectus.

Cash Instead of Fractional Shares	You will not receive fractional shares of Valley common stock in the merger. Instead you will receive, without interest, cash equal to the fractional share interest you otherwise would have received, multiplied by $48.00.

No Dissenters Rights	You do not have dissenters' rights of appraisal in connection with the merger.

Tax-Free Nature of the Merger	Valley's counsel, Pitney Hardin LLP, has delivered its opinion that the merger will qualify as a tax-free reorganization. The conversion of Shrewsbury stock will be generally tax-free for Valley and Shrewsbury. You will recognize no taxable gain or loss with respect to the Valley common stock that you receive until you sell the Valley common stock. The amount of cash that you receive will generally be taxable.

We urge you to read the more complete description of the merger's tax consequences on page 36 and to consult your own tax advisors regarding the specific tax consequences of the merger to you under applicable tax laws.

Making an Election and Exchanging Your Stock Certificates	You have received separately from this proxy statement-prospectus an election form allowing you to choose to receive either cash or Valley common stock in exchange for your Shrewsbury shares. The election form also serves as a letter of transmittal and instructions for exchanging your Shrewsbury stock certificates. In order to make an effective election to receive cash or stock, you must send your stock certificates when you return your election form to American Stock Transfer & Trust Company, the exchange agent. If you do not submit an election form, then, promptly after the merger is completed, you will receive a letter and instructions on how to surrender your Shrewsbury stock certificates in exchange for Valley stock certificates and cash in lieu of fractional shares. You will need to carefully review and complete these materials and return them as instructed along with your stock certificates for Shrewsbury common stock.

If you do not have stock certificates but hold shares of Shrewsbury common stock with your broker in “street name”, you will need to provide your broker with instructions regarding your election. If you do not instruct your broker to make an election, your broker will automatically exchange your shares for Valley common stock upon completion of the merger.

Dividends	Valley and Shrewsbury have agreed in the merger agreement that Shrewsbury may declare quarterly cash dividends equal to those declared by Valley multiplied by 1.75.

Reselling the Stock You Receive in the Merger	The shares of Valley common stock to be issued in the merger will be registered under the Securities Act of 1933. Except as noted in this paragraph, and in more detail in the section “Resale Considerations Regarding Valley Common Stock” on page 32, you may freely transfer those shares after you receive them. Shrewsbury has identified its directors, executive officers and others who may be deemed its “affiliates.” Those persons have entered into agreements restricting their ability to transfer the shares they will get in the merger.

Reasons for the Merger	As part of Shrewsbury's strategic review, which included working with a financial advisor, Shrewsbury's Board determined that the interests of Shrewsbury's shareholders, and specifically the return on their investment going forward would be best served by a merger with a larger institution at this time. Valley entered into the merger agreement as part of Valley's ongoing strategy of growth through acquisitions.

Opinion of Shrewsbury's Financial Advisor	Among other factors considered in deciding to approve the merger, the Shrewsbury Board of Directors received the opinion of its financial advisor, Sandler O'Neill, that as of December 1, 2004 (the date on which the Shrewsbury Board of Directors approved the merger agreement), the merger consideration was fair to the holders of Shrewsbury common stock from a financial point of view (without giving effect to any adjustment). This opinion was subsequently confirmed in writing as of the date of this document. The updated opinion of Sandler O'Neill is included as Appendix B to this document. You should read this opinion carefully and completely. The opinion outlines the procedures followed, assumptions made, matters considered and qualification and limitations on the review undertaken by Sandler O'Neill in rendering the opinion. Sandler O'Neill's opinion is directed to the Shrewsbury Board of Directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger. Shrewsbury has agreed to pay Sandler O'Neill a fee of approximately $1,359,700 in connection with the merger, based on the transaction price of $48.00 per share. A substantial portion of this fee is payable and contingent upon the completion of the merger; Sandler O'Neill has also received a fee of $150,000 for rendering its opinion which will be credited against the fee payable upon closing of the merger. For information on how Sandler O'Neill arrived at its opinion, see page 24.

Differences in Shareholders' Rights	Your rights as a Shrewsbury shareholder are currently governed by New Jersey corporate law and Shrewsbury's certificate of incorporation and by-laws. The rights of Valley shareholders are governed by New Jersey corporate law and Valley's certificate of incorporation and by-laws. The rights of Shrewsbury and Valley shareholders differ. See page 41.

Conditions to the Merger	Completion of the merger is contingent on a number of conditions, including:
	•	Approval of the merger by Shrewsbury shareholders at Shrewsbury's special meeting of shareholders;
	•	Continuing approval of bank regulators;
	•	Absence of any suit or proceeding that would have the effect of preventing the merger; and
	•	Receipt of an opinion from Valley's counsel regarding the tax-free nature of the merger; this condition will not be waived without resoliciting the vote of Shrewsbury shareholders.

Regulatory Approval	Completion of the merger requires approval by the Office of the Comptroller of the Currency and the approval or waiver of approval by the Board of Governors of the Federal Reserve System. OCC approval does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Shrewsbury shareholders. Valley and Shrewsbury have applied for and received OCC approval and have received a waiver from the Federal Reserve.

Terminating the Merger Agreement; Termination Fees	Either Shrewsbury or Valley can terminate the merger agreement if the merger has not been completed by September 30, 2005 or if certain conditions to the merger, including regulatory approvals, have not been satisfied. Under certain circumstances, if the merger agreement is terminated and Shrewsbury is acquired by another entity within 18 months after the termination, Valley is entitled to receive a termination fee from Shrewsbury of $4,125,000 plus an amount equal to its reasonable out-of-pocket expenses. Shrewsbury may also be entitled to receive a termination fee from Valley equal to its investment banker and legal fees and expenses if regulatory approval is withdrawn. For a more complete description of these and other termination rights available to Shrewsbury and Valley, see page 35.

Shrewsbury has Agreed Not to Solicit Alternative Transactions	In the merger agreement, Shrewsbury has agreed not to encourage, negotiate with, or provide any information to any person other than Valley concerning an acquisition transaction involving Shrewsbury or Shrewsbury State Bank. However, Shrewsbury may take certain of these actions if its Board of Directors determines that it should do so. This determination by the Board must be made after the Board consults with counsel, and must be based on the Board's fiduciary duties. This restriction may deter other potential acquirers of control of Shrewsbury.

Financial Interests of Shrewsbury's Directors and Officers in the Merger	The merger agreement also provides that Valley will indemnify the directors and officers of Shrewsbury against certain liabilities for a six-year period following completion of the merger.

At the February 15, 2005 record date, directors and executive officers of Shrewsbury and their affiliates of Shrewsbury owned 376,489 shares or 13.3% of the Shrewsbury common stock.

For additional information on the benefits of the merger to Shrewsbury management, see page 21.

SUMMARY FINANCIAL DATA OF VALLEY

      The following table sets forth selected consolidated financial data for each of the periods indicated. The financial data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from Valley's audited consolidated financial statements. The information at September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003 is unaudited and may not be indicative of results for the full fiscal year. In management's opinion, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for this period and date have been made.

      The per common share data below has been restated to give retroactive effect to stock splits and stock dividends.

	At or For Nine Months Ended September 30,		At or For Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Interest income	$381,622	$373,312	$497,498	$517,419	$553,486	$568,206	$517,818
Interest expense	105,248	113,565	148,922	173,453	220,935	252,648	208,792

Net interest income	276,374	259,747	348,576	343,966	332,551	315,558	309,026
Provision for possible loan losses	4,799	6,095	7,345	13,644	15,706	10,755	11,035

Net interest income after provision for possible loan losses	271,575	253,652	341,231	330,322	316,845	304,803	297,991
Non-interest income	63,140	85,187	108,197	81,238	68,476	59,100	53,803
Non-interest expense	162,755	164,211	216,278	192,264	185,966	171,139	164,719

Income before income taxes	171,960	174,628	233,150	219,296	199,355	192,764	187,075
Income taxes	57,413	59,582	79,735	64,680	64,151	66,027	61,734

Net income	$114,547	$115,046	$153,415	$154,616	$135,204	$126,737	$125,341

PER COMMON SHARE DATA:
Earnings per share:
Basic	$1.16	$1.16	$1.55	$1.51	$1.26	$1.17	$1.10
Diluted	1.16	1.16	1.55	1.50	1.26	1.16	1.09
Book value	7.05	6.48	6.62	6.33	6.44	6.10	5.83
Cash Dividends	0.66	0.63	0.85	0.81	0.75	0.70	0.67
RATIOS:
Return on average assets	1.51%	1.65%	1.63%	1.78%	1.68%	1.66%	1.70%
Return on average equity	22.80	24.35	24.21	23.59	19.70	20.24	18.30
FINANCIAL CONDITION DATA:
Total assets	$10,630,850	$9,741,766	$9,880,740	$9,148,456	$8,589,951	$7,901,260	$7,755,707
Investment securities held to maturity	1,278,403	1,249,983	1,232,239	590,892	503,061	577,450	560,673
Investment securities available for sale	1,799,130	1,666,712	1,805,680	2,140,366	2,171,695	1,626,086	1,644,167
Trading account securities	2,346	2,976	4,252	—	—	—	—
Loans (net of unearned income)	6,823,625	6,155,223	6,172,409	5,762,488	5,331,807	5,189,110	4,991,849
Allowance for possible loan losses	65,324	65,138	64,650	64,087	63,803	61,995	64,228
Deposits	7,402,105	7,169,571	7,162,968	6,683,387	6,306,974	6,136,828	6,010,233
Shareholders' equity	696,166	638,104	652,789	631,738	678,375	655,982	652,708

SUMMARY FINANCIAL DATA OF SHREWSBURY

      The following table sets forth selected consolidated financial data for each of the periods indicated. The financial data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from Shrewsbury's audited consolidated financial statements. The information at September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003 is unaudited and may not be indicative of results for the full fiscal year. In management's opinion, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for this period and date have been made.

      The per common share data below has been restated to give retroactive effect to stock dividends, including the 4% stock dividend declared on October 27, 2004.

	At or For Nine Months Ended September 30,		At or For Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Interest income	$14,514	$13,861	$18,642	$19,890	$21,173	$21,891	$18,909
Interest expense	2,373	2,754	3,565	4,634	6,132	6,400	4,976

Net interest income	12,141	11,107	15,077	15,256	15,041	15,491	13,933
Provision for possible loan losses	90	90	120	135	205	362	390

Net interest income after provision for possible loan losses	12,051	11,017	14,957	15,121	14,836	15,129	13,543
Non-interest income	3,019	4,037	5,189	3,827	3,181	2,847	3,038
Non-interest expense	8,436	8,608	11,423	10,686	9,895	9,141	9,153

Income before income taxes	6,634	6,446	8,723	8,262	8,122	8,835	7,428
Income taxes	2,213	2,150	2,935	2,759	2,611	3,142	2,578

Net income	$4,421	$4,296	$5,788	$5,503	$5,511	$5,693	$4,850

PER COMMON SHARE DATA:
Earnings per share:
Basic	$1.55	$1.50	$2.02	$1.89	$1.87	$1.89	$1.60
Diluted	1.55	1.50	2.02	1.89	1.87	1.89	1.60
Book value	21.65	19.79	20.33	18.58	16.85	14.90	13.03
Cash Dividends	—	—	—	—	—	—	—
RATIOS:
Return on average assets	1.42%	1.45%	1.45%	1.49%	1.68%	1.85%	1.76%
Return on average equity	9.98	10.44	10.43	10.70	11.76	13.70	12.94
FINANCIAL CONDITION DATA:
Total assets	$424,438	$413,463	$405,950	$389,880	$355,332	$314,086	$286,328
Investment securities held to maturity	2,825	5,305	4,394	8,028	15,244	22,213	26,423
Investment securities available for sale	122,225	136,300	124,834	113,016	80,392	68,201	50,751
Trading account securities	—	—	—	—	—	—	—
Loans (net of unearned income)	265,449	241,593	247,915	212,169	184,868	183,023	182,026
Allowance for possible loan losses	3,193	3,170	3,192	3,103	2,998	2,889	2,438
Deposits	339,089	331,559	321,326	308,999	283,749	251,919	242,794
Shareholders' equity	61,323	56,771	58,198	53,453	49,197	44,231	39,455

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

      The table below presents, for the periods indicated, the high and low closing prices per share of Valley common stock and Shrewsbury common stock. The prices of Valley common stock and Shrewsbury common stock have been restated to give retroactive effect to stock dividends and stock splits. The second table presents information concerning the last sale price of Valley common stock and of Shrewsbury common stock on December 2, 2004, the last trading day before the merger agreement was announced, and on February 18, 2005, a date shortly before the date of this proxy statement-prospectus. Valley common stock is listed on the New York Stock Exchange under the symbol “VLY” and Shrewsbury common stock is traded on the Over the Counter Market under the symbol “SHRW.PK”. We urge you to obtain current market quotations for Valley common stock and Shrewsbury common stock.

	Closing Price Valley Common Stock		Closing Price Shrewsbury Common Stock
	High	Low	High	Low
2003:
First Quarter	$24.95	$21.77	$29.49	$27.35
Second Quarter	25.84	22.87	31.11	27.56
Third Quarter	27.63	25.74	29.78	28.45
Fourth Quarter	28.54	26.76	32.36	28.67
2004:
First Quarter	$27.43	$25.73	$36.98	$29.12
Second Quarter	27.14	24.15	33.89	31.43
Third Quarter	26.21	24.27	43.75	33.17
Fourth Quarter	28.44	25.83	58.00	42.31
2005:
First Quarter (through February 18, 2005)	$27.82	$25.27	$47.75	$46.75
Date	Closing Sale Price Per Share of Valley Common Stock	Closing Sale Price Per Share of Shrewsbury Common Stock	Equivalent Value of Valley Common Stock Per Share of Shrewsbury Common Stock
December 2, 2004	$27.91	$58.00	$48.00
February 18, 2005	$26.35	$47.75	$48.00

INTRODUCTION

      The Board of Directors of Shrewsbury Bancorp and Valley National Bancorp have approved an Agreement and Plan of Merger, dated as of December 2, 2004, among Valley, Valley's subsidiary, Valley National Bank, Shrewsbury and Shrewsbury's subsidiary, Shrewsbury State Bank. The merger agreement provides for Shrewsbury to be merged with Valley, with Valley as the surviving corporation. The merger cannot be completed unless the shareholders of Shrewsbury approve it.

      This document serves two purposes. It is the proxy statement being used by the Shrewsbury Board to solicit proxies for use at a special Shrewsbury shareholders' meeting called by the Board to seek approval of the merger agreement. It is also the prospectus of Valley regarding the Valley common stock to be issued if the merger is completed. Thus, we sometimes refer to this document as the proxy statement-prospectus.

      This document describes the merger agreement in detail. A copy of the merger agreement is attached as Appendix A to this document and is incorporated herein by reference. We urge you to read this entire document and the appendixes carefully.

      All information and statements contained or incorporated by reference in this document about Shrewsbury were supplied by Shrewsbury and all information and statements about Valley were supplied by Valley.

      No person has been authorized to give any information or to make any representation other than what is included in this document, including filings on Form 425, which are superseded by this document. If any information or representation is given or made, it must not be relied upon as having been authorized.

FORWARD LOOKING STATEMENTS

      This document contains and incorporates by reference certain forward looking statements regarding the financial condition, results of operations and business of Valley and Shrewsbury. These statements are not historical facts and include expressions about Valley's and/or Shrewsbury's:

•	confidence;

•	strategies and expressions about earnings;

•	new and existing programs and products;

•	relationships;

•	opportunities;

•	technology; and

•	market conditions.

      You may identify these statements by looking for:

•	forward-looking terminology, like “expect,” “believe” or “anticipate;”

•	expressions of confidence like “strong” or “on-going;” or

•	similar statements or variations of those terms.

      These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from the results the forward looking statements contemplate because of, among others, the following possibilities:

•	Valley does not realize expected cost savings or revenue enhancements from the merger as anticipated;

•	deposit attrition, customer loss or revenue loss following the merger is greater than expected;

•	competitive pressure in the banking and financial services industry increases significantly;

•	changes occur in the interest rate environment; and

•	general economic conditions, either nationally or in the state of New Jersey, are less favorable than expected.

      Neither Valley nor Shrewsbury assumes any obligation for updating its forward-looking statements at any time.

CERTAIN INFORMATION ABOUT VALLEY

General

      Valley, a New Jersey corporation, was organized in 1983 as a holding company for Valley National Bank. Valley indirectly owns additional subsidiaries through Valley National Bank. Valley is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act.

      As of December 31, 2004, Valley had:

•	consolidated assets	$10.8 billion
•	deposits	$7.5 billion
•	loans	$6.9 billion
•	shareholders' equity	$708 million

      In addition to our principal subsidiary, Valley National Bank, we own 100 percent of the voting shares of VNB Capital Trust I, through which we issued preferred securities.

      Valley's principal executive offices and telephone number are:

1455 Valley Road Wayne, New Jersey 07470 (973) 305-8800

Valley National Bank

      Valley National Bank is a national banking association chartered in 1927 under the laws of the United States. At December 31, 2004, Valley National Bank maintained 133 branch offices located in northern New Jersey and Manhattan. Valley National Bank provides a full range of commercial and retail banking services. These services include the following:

•	the acceptance of demand, savings and time deposits;

•	extension of consumer, real estate, Small Business Administration and other commercial credits;

•	equipment leasing; and

•	personal and corporate trust, as well as pension and fiduciary services.

      Valley National Bank also provides through wholly-owned subsidiaries the following services:

•	an all-line insurance agency;

•	a title insurance agency;

•	a registered investment advisor; and

•	a registered securities broker dealer.

      Valley National Bank's other subsidiaries include:

•	a mortgage servicing company;

•	a subsidiary which holds, maintains and manages investment assets for Valley National Bank;

•	a subsidiary which owns and services auto loans;

•	a subsidiary which specializes in asset-based lending;

•	a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft;

•	a REIT subsidiary which owns real estate related investments; and

•	a REIT subsidiary which owns some of the real estate utilized by Valley National Bank and related real estate investments.

Recent Developments

      On January 24, 2005, Valley reported its financial results for the quarter ended December 31, 2004. Net income was $0.40 per diluted share or $39.9 million for the fourth quarter ended December 31, 2004, compared to $0.39 per diluted share or $38.4 million for the fourth quarter of 2003. All data reflects the 5 percent stock dividend that was issued May 17, 2004. Net income for the year ended December 31, 2004 was $1.56 per diluted share or $154.4 million compared to $1.55 per diluted share or $153.4 million for the year ended December 31, 2003.

      For the quarter and year ended December 31, 2004, Valley achieved a return on average shareholders' equity of 22.70 percent and 22.77 percent, a return on average assets of 1.50 percent and 1.51 percent and an efficiency ratio of 48.9 and 48.2 percent, respectively. Valley's risk-based capital ratios at December 31, 2004 were 11.10 percent for Tier 1 capital, 11.93 percent for total capital and 8.28 percent for Tier 1 leverage.

CERTAIN INFORMATION ABOUT SHREWSBURY

General

      Shrewsbury, a New Jersey corporation, was organized in 1995. Its principal subsidiary is Shrewsbury State Bank. Shrewsbury indirectly owns additional subsidiaries through Shrewsbury State Bank. Shrewsbury is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act.

      At December 31, 2004 Shrewsbury had:

• consolidated assets	$428 million
• deposits	$342 million
• loans	$269 million
• shareholders' equity	$61 million

      Shrewsbury's principal executive offices and telephone number are:

465 Broad Street Shrewsbury, New Jersey 07702 (732) 842-7700

Shrewsbury State Bank

      Shrewsbury State Bank, a wholly owned subsidiary of Shrewsbury, is a commercial bank chartered under the laws of the State of New Jersey in 1973. Shrewsbury State Bank's deposits are insured by the FDIC. Its principal office is in Shrewsbury, New Jersey, and it operates 12 branch offices in Monmouth County, New Jersey. Shrewsbury State Bank provides a full range of commercial and retail banking services. Shrewsbury State Bank owns two subsidiaries which are each included in its consolidated financial statements. These subsidiaries are:

•	an investment company, which invests in a diversified portfolio of fixed income securities for Shrewsbury State Bank; and

•	a real estate investment company, which holds mortgage loans originated by Shrewsbury State Bank and investment securities.

THE MEETING

Date, Time and Place

      This document solicits, on behalf of the Shrewsbury Board, proxies to be voted at a special meeting of Shrewsbury shareholders and at any adjournments or postponements thereof. The meeting is scheduled for:

March 29, 2005 2:00 p.m. Molly Pitcher Inn 88 Riverside Avenue Red Bank, New Jersey 07701

Purpose

      At the meeting, Shrewsbury shareholders will consider and vote on:

•	approval and adoption of the merger agreement; and

•	any other matters that may properly be brought before the meeting.

Board Recommendation

      The Shrewsbury Board of Directors has approved the merger agreement and recommends a vote FOR approval and adoption of the merger agreement.

Record Date; Required Vote

      The Shrewsbury Board has fixed the close of business on February 15, 2005 as the record date for the meeting. Only holders of record of Shrewsbury common stock at that time are entitled to get notice of the meeting and to vote at the meeting. On the record date, there were 2,832,510 shares of Shrewsbury common stock outstanding. Each of those shares will be entitled to one vote on each matter properly submitted to the meeting.

      The merger cannot be completed without Shrewsbury shareholder approval. The affirmative vote of two-thirds (2/3) of the shares entitled to vote is required to approve the merger agreement. A Shrewsbury shareholder's failure to vote, a broker non-vote, or an abstention has the same effect as a vote against the merger.

      On the February 15, 2005 record date, the directors and executive officers of Shrewsbury as a group beneficially owned 376,489 shares of Shrewsbury common stock, representing 13.3% of the issued and outstanding shares. In connection with the execution of the merger agreement, the directors of Shrewsbury and Shrewsbury State Bank agreed to vote all the shares they beneficially own FOR the merger agreement.

      The matters to be considered at the meeting are of great importance to the shareholders of Shrewsbury. Accordingly, we urge you to read and carefully consider the information presented in this proxy statement-prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage paid envelope or vote via telephone or the internet as instructed on the proxy card.

Voting Rights; Proxies

      If you properly execute a proxy card and send it to Shrewsbury in the enclosed WHITE envelope in a timely manner or vote via telephone or the internet as specified on the proxy card, your proxy will be voted in accordance with the instructions you indicate, unless you revoke your proxy prior to the vote. If you choose to vote via telephone or the internet you must do so by 5:00 p.m., eastern standard time, on March 28, 2005. Approval of the merger by Shrewsbury shareholders is based on approval by holders of two-thirds (2/3) of the shares entitled to vote. A Shrewsbury shareholder's failure to vote, a broker non-vote, or an abstention has the same effect as a vote against the merger. If you send us a proxy card that does not instruct us how to vote, your shares will be voted FOR approval and adoption of the merger agreement.

      The Shrewsbury Board is not aware of any matters that will come before the meeting other than the vote on the merger. If any other matters come before the meeting, the persons named on the enclosed proxy card will have the discretion to vote on those matters using their best judgment, unless you specifically withhold that authorization when you complete your proxy card or vote via telephone or the internet.

      You may revoke any proxy that you give at any time before it is used to cast your vote. Simply showing up at the meeting will not automatically revoke your proxy. To revoke a proxy, you must either file a written notice of revocation with the Shrewsbury Corporate Secretary, or deliver a properly executed proxy with a later date to the Shrewsbury Corporate Secretary or follow the instructions on the enclosed proxy card to revoke your proxy if you voted by telephone or the internet. The Shrewsbury Corporate Secretary will be in attendance at the meeting and, prior thereto, can be reached at the following address:

John R. Feeney Shrewsbury Bancorp 465 Broad Street Shrewsbury, New Jersey 07702

      The election inspectors appointed for the meeting, who will determine whether or not a quorum is present, will tabulate votes cast by proxy or in person at the meeting. Abstentions and “broker non-votes” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Abstentions occur when proxies are marked as abstentions, or when shareholders appear in person but abstain from voting. “Broker non-votes” occur when a broker indicates on a proxy that it does not have discretionary authority regarding certain shares.

Solicitation of Proxies

      In addition to using the mails, the directors, officers and employees of Shrewsbury may solicit proxies for the meeting from shareholders in person or by telephone. These directors, officers and employees will not be specifically compensated for their services. Shrewsbury will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so. Shrewsbury has retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for a fee of $6,500.00, plus reimbursement for out-of-pocket expenses. Shrewsbury will bear all costs of soliciting proxies for the meeting.

Quorum

      The presence, in person or by proxy, of a majority of the Shrewsbury common stock issued and outstanding and entitled to be voted at the meeting is necessary to constitute a quorum.

THE PROPOSED MERGER

      A copy of the merger agreement is attached as Appendix A to this proxy statement-prospectus and is incorporated by reference herein. Descriptions of the merger and the merger agreement are qualified in their entirety by reference to the merger agreement.

General Description

      The merger agreement provides for the merger of Shrewsbury with and into Valley, with Valley as the surviving entity. A closing under the merger agreement is to occur on the last day of the month which is at least ten business days after all material conditions to closing, including receipt of regulatory approvals and the expiration of regulatory waiting periods, have been met. The merger agreement provides that Valley will set the exact closing date in a notice delivered to Shrewsbury. The merger agreement also provides that Valley and Shrewsbury may agree on a different closing date. The parties have tentatively selected March 31, 2005 as the closing date, and they currently anticipate closing on that date. The merger will become effective at the time specified in a certificate of merger which Valley and Shrewsbury will prepare and which Valley will file with the New Jersey Department of Treasury, Division of Commercial Recording following the closing. Valley and Shrewsbury anticipate that the merger will become effective on the opening of business on the first business day after the closing date. Immediately after the merger is effective, Valley will merge Shrewsbury State Bank with Valley National Bank, with Valley National Bank as the surviving entity. The exact closing date and effective time are dependent upon satisfaction of numerous conditions, some of which are not under Valley's or Shrewsbury's control.

Consideration; Adjustment to Merger Consideration

      As a result of the merger, Shrewsbury shareholders will have the right to elect to receive (subject to proration and adjustment as described below), merger consideration consisting of either $48.00 in cash or $48.00 worth of Valley common stock. The actual number of shares of Valley common stock to be issued for each share of Shrewsbury common stock converted into Valley common stock will be equal to $48.00 divided by the average closing price of Valley common stock during a ten-day period shortly before the closing date rounded to three decimal places. No fractional shares of Valley common stock will be issued. In lieu thereof, each holder of Shrewsbury common stock who would be entitled to a fractional interest will receive an amount in cash determined by multiplying their fractional interest by $48.00.

      In general, all shares of Shrewsbury common stock that are owned by Shrewsbury as treasury stock and all shares of Shrewsbury common stock that are owned directly or indirectly by Valley or Shrewsbury or any of their respective subsidiaries will be canceled and cease to exist and no stock of Valley or other consideration shall be delivered in exchange therefore.

      The merger consideration may be adjusted to the extent that the shareholders' equity, subject to certain adjustments, of Shrewsbury is less than $59 million as of the end of the month immediately preceding the closing date. The merger agreement provides that the aggregate consideration paid by Valley to Shrewsbury shareholders will be reduced, on a dollar-for-dollar basis, by the amount that Shrewsbury's shareholder's equity is less than $59 million. By way of example, if Shrewsbury's shareholders' equity is equal to $58 million on the end of the month prior to the closing date, the amount of cash and/or dollar value of Valley common stock you receive for each of your Shrewsbury shares will be reduced by an amount equal to $1 million divided by the number of shares of Shrewsbury common stock outstanding. As of the date of this proxy statement-prospectus, there are 2,832,510 shares of Shrewsbury common stock outstanding and, therefore, in the example, the value would be reduced by approximately $.35 per share to $47.65 per Shrewsbury share. We presently have no reason to believe the value will be reduced.

Election Procedures

      Ratio of Valley Common Stock to Cash. The number of shares of Shrewsbury common stock to be converted into the right to receive cash consideration shall not be greater than 40% of the number of shares of Shrewsbury common stock outstanding immediately prior to the effective time.

      Elections by Holders of Stock or Cash. Each holder of Shrewsbury common stock will be entitled to elect to receive cash for all of their shares, to elect to receive Valley common stock for all of their shares, or to indicate that the holder has no preference as to the receipt of cash or Valley common stock for their shares. All non-election shares will be converted into Valley common stock. All elections are to be made on a form of election. Shrewsbury shareholders who hold shares as nominees, trustees or in other representative capacities may submit multiple forms of election.

      Oversubscription for Cash Election. If the aggregate number of shares of Shrewsbury common stock covered by cash elections exceeds 40% of the outstanding shares of Shrewsbury common stock, all shares of Shrewsbury common stock covered by stock elections and all shares of Shrewsbury common stock covered by non-elections will be converted into the right to receive Valley common stock, and the shares covered by cash elections will be converted into the right to receive Valley common stock and cash as follows:

•	on a pro rata basis a sufficient number of such shares will be selected to receive Valley common stock such that the number of shares covered by cash elections will be equal to, but not greater than, 40% of the outstanding shares of Shrewsbury common stock, and all such shares will be converted into the right to receive Valley common stock; and

•	the reminder of a holder's shares will be converted into the right to receive cash.

      Procedures for Holders' Elections. Elections shall be made by holders of Shrewsbury common stock by mailing to the exchange agent a form of election. To be effective, a form of election must be properly completed, signed and submitted, along with your stock certificates, in the BROWN envelope, to the exchange agent. Valley or the exchange agent will have the right to determine whether forms of election have been properly completed, signed and submitted and to disregard immaterial defects in forms of election, and may notify any person of any defect in a form of election submitted to the exchange agent.

      Failure of Holder to Elect. A holder of Shrewsbury common stock who does not submit a form of election which is received by the exchange agent shall be deemed to have made a non-election. If Valley or the exchange agent shall determine that any purported cash election or stock election was not properly made, such purported cash election or stock election will be deemed to be of no force and effect and the shareholder or representative making the cash election or stock election will be deemed to have made a non-election. If you are deemed to have made a non-election your shares will be converted into Valley common stock.

      Election Deadline. In order to be effective, a form of election and your stock certificates must be received by the exchange agent by the close of business on March 24, 2005, which is the fifth business day prior to the anticipated March 31, 2005 closing date. Elections may be changed prior to this election deadline by delivering a later-dated form of election. All elections will be irrevocable following the election deadline.

Exchange of Shares

      Shrewsbury and Valley have appointed American Stock Transfer & Trust Company as the exchange agent for purposes of effecting the conversion of Shrewsbury common stock. You must send in your stock certificates to the exchange agent when you return your form of election. Shrewsbury shareholders failing to submit a form of election and stock certificates will receive instructions for exchanging their stock certificates after the merger is completed.

      Following the completion of the merger, the exchange agent will promptly deliver the merger consideration and the certificates representing Shrewsbury common stock will be canceled. Each share of Valley common stock issued in exchange for Shrewsbury common stock will be deemed to have been issued at the time the merger becomes effective. Thus, Shrewsbury shareholders who receive Valley common stock in the merger will be entitled to receive any dividend or other distribution which may be payable to holders of record of Valley common stock as of any date on or after the time the merger becomes effective. However, no dividend or other distribution will actually be paid with respect to any shares of Valley common stock until the certificates formerly representing shares of Shrewsbury common stock have been surrendered. At that time any accrued dividends and other distributions on those shares of Valley common stock will be paid without interest.

      Shrewsbury shareholders, promptly after they surrender their Shrewsbury stock certificates to the exchange agent, will receive a certificate representing the full number of shares of Valley common stock into which their shares of Shrewsbury common stock have been converted and/or cash. A check for the amount of the fractional share interest, if any, will also be issued to the former Shrewsbury shareholder at that time.

Background of and Reasons for the Merger

      Background of the Merger

      Valley has held a block of Shrewsbury common stock for several years. In early February 2004, Valley Chairman, President and CEO Gerald Lipkin received a call from Shrewsbury Chairman Steve Ingram asking Mr. Lipkin to discuss a potential merger. These discussions continued in late May during a face to face meeting between Messrs. Lipkin and Ingram. Due to serious health complications suffered by Mr. Ingram, talks were placed on hold until August of 2004 at which time, with the concurrence of directors Blair and Kay, James W. Harkness, Jr., Shrewsbury's CEO, spoke with Mr. Lipkin to continue discussion of the possible merger.

      On August 25, 2004 Messrs. Lipkin and Harkness met to discuss the general nature of the possible merger and gauge the interest of each party. Between August 25 and October 6 a number of discussions were held regarding potential issues that might arise in connection with a merger between Shrewsbury and Valley. On October 6, 2004 a dinner meeting was held among Mr. Lipkin, Peter Crocitto, Valley's Executive Vice President and Michael Guilfoile of MG Advisors Inc. for Valley, and Mr. Harkness and John Kay for Shrewsbury to discuss the merits of a potential merger. In these meetings, the executives from the respective organizations discussed the cultural similarities between the two organizations.

      A follow-up meeting was conducted at Shrewsbury's offices between Messrs. Crocitto, Guilfoile and Harkness to exchange information. At that meeting, the parties discussed the potential advantages of a merger to each of them, including, in the case of Shrewsbury, that the merger would result in Shrewsbury becoming an important part of a larger banking institution serving customers in the New York–New Jersey region, while at the same time enhancing the interests of Shrewsbury shareholders, customers and employees. The parties discussed, in the case of Valley, that the merger offered Valley the opportunity to expand without having to go through the more complicated and time-consuming process of opening individual branch locations. At that time, Valley reiterated its interest in the merger.

      On October 11, 2004, Shrewsbury's Board of Directors held a special meeting chaired by director Blair to discuss the future direction of the company. The Board concluded that in light of values being offered for bank stocks, coupled with Shrewsbury's current challenges of changing bank management while simultaneously increasing revenue, it needed outside expertise to assist in evaluating its options. The Board approved the hiring of outside counsel and an investment advisor.

      On October 18, 2004 Valley submitted an indication of interest to acquire Shrewsbury for Valley common stock.

      On October 18, 2004 Shrewsbury's Board of Directors met, along with their financial advisor in connection with the possible merger, Sandler O'Neill & Partners, L.P. and counsel, Powell Goldstein LLP. Sandler O'Neill presented an overview of the banking industry and pricing of comparable transactions. The Board then reviewed Valley's indication of interest along with its financial performance. After considerable discussion, the Board directed Sandler O'Neill to communicate to Valley that their offer needed to be increased for the Board to further consider it.

      On October 22, 2004 negotiations began among the parties and their respective financial advisors. Those negotiations continued through October 29 and led to the final structure of the transaction. As a result of those negotiations Valley agreed to offer the same per share consideration even though Shrewsbury had declared a stock dividend to be paid in December 2004. Valley also agreed to permit Shrewsbury to declare and pay quarterly cash dividends to its shareholders prior to the closing of the merger. The key executives reached an understanding of what they were willing to recommend to their respective boards of directors. The terms were subject to the negotiation of mutually acceptable agreements, satisfactory completion of due diligence, receipt of fairness opinions and approval of each company's board of directors.

      On November 9, 2004 Valley's Board of Directors met and reviewed and approved the merger proposal. On November 12 and 13 each party sent representatives to conduct extensive due diligence investigations of the other party. Drafts of the merger agreement and related documents were prepared by legal counsel to Valley. These were reviewed by executive officers of both parties and by Shrewsbury's counsel, after which the proposed final merger agreement and other documents were prepared and circulated to the members of both boards of directors for review in advance of board meetings.

      A special meeting of the Shrewsbury Board of Directors was held on December 1, 2004. At that meeting, Sandler O'Neill presented its analysis of the financial terms of the merger and delivered to the board of Shrewsbury its oral opinion that, as of that date, the consideration to be received by Shrewsbury shareholders in the proposed merger (without giving effect to any possible future adjustments) was fair to such shareholders from a financial point of view. In addition, legal counsel to Shrewsbury presented an oral summary of the merger agreement and the related documents that had been circulated in advance of the meeting and reviewed by the directors.

      Following further discussion, the Shrewsbury Board of Directors voted to authorize Shrewsbury's signing and delivery of the merger agreement, and directed that a special meeting of Shrewsbury's shareholders be called and held for the purpose of approving the merger.

      On December 2, 2004, Valley and Shrewsbury signed and delivered the merger agreement. A public announcement of the merger was made the same day.

      Shrewsbury's Reasons for the Merger

      As part of Shrewsbury's strategic review, which included working with a financial advisor, Shrewsbury's Board determined that the interests of Shrewsbury's shareholders, and specifically the return on their investment going forward would be best served by a merger with a larger institution at this time.

      Recommendations of the Shrewsbury Board of Directors

      The Shrewsbury Board believes that the merger is fair to, and in the best interests of, Shrewsbury and its shareholders. Accordingly, the Board approved the merger agreement and merger and recommends that Shrewsbury shareholders vote FOR the approval and adoption of the merger agreement and merger.

      Valley's Reasons for the Merger

      Valley has an ongoing strategy of highly focused growth within New Jersey through new branches and acquisitions of other strong financial institutions. Valley's goal in acquisitions is to price transactions so that they are accretive to Valley's per share earnings during the first year of combined operations.

      Valley entered into the merger agreement with Shrewsbury to further implement this strategy. Shrewsbury State Bank is a traditional commercial bank with a culture focused on strong asset quality, customer service and earnings, making it similar to Valley's business model. All twelve of Shrewsbury's offices are located in Monmouth County, an affluent and rapidly expanding region. Valley expects that the proximity of Shrewsbury offices and customers will allow Valley to continue to operate as a super community bank following the merger.

      Over the years, Shrewsbury has developed a strong following among both individual consumers and small- to medium-sized companies that want to maintain their banking relationship with senior management and the decision makers in the bank. This closely follows Valley's approach to banking. Valley expects this acquisition to generate sufficient cost savings to make it accretive to earnings during the first year.

Interests of Certain Persons in the Merger

      In considering the recommendation of the Shrewsbury Board regarding the merger, Shrewsbury shareholders should know that certain directors and officers of Shrewsbury have interests in the merger in addition to their interests as shareholders of Shrewsbury. All those additional interests are described below, to the extent they are material and are known to Shrewsbury. The Shrewsbury Board was aware of these interests and considered them, among other matters, in approving the merger agreement.

      Change in Control Agreements. Shrewsbury has change in control agreements with James W. Harkness, Jr., John R. Feeney, Christopher J. Widdis, Robin T. Fitzmaurice, Michael J. Ghabrial, Edward C. Gurskis, Thomas Sannelli and David O. Johnson, each of whom is an officer of Shrewsbury.

      The change in control agreements have a one-year term with one-year automatic renewals and will remain effective for 24 months following a change in control. The change in control agreements generally provide that, as a condition to receipt of any severance benefits under the agreements, the executive will remain employed with the employer until the earliest to occur of (i) 6 months after a potential change in control (as defined in the agreements); (ii) the date of a change in control; or (iii) termination of the executive's employment by the employer for any reason or by the executive for good reason (as defined in the agreements) or due to the executive's death or disability.

      If an executive remains employed during the period described in the preceding paragraph, severance payments under each of the change in control agreements become payable upon a termination of the executive's employment by the employer (other than for cause, death or disability) or resignation by the executive for good reason if the termination occurs (i) following a change in control; (ii) before a change in control if the termination is at the direction of the entity entering into the transaction with Shrewsbury which results in the change in control; or (iii) after a potential change in control (as defined in the agreement) and the change in control actually occurs within six months of the executive's termination of employment (provided that the change in control occurs within the term of the change in control agreement).

      The severance payments payable under the change in control agreements are payable in a lump sum payment and the amount and elements of the payment vary among the executives. For Mr. Harkness, the severance payment is equal to three times the sum of his annual base salary, the highest deferred compensation payment received by him during the immediately preceding three fiscal years, the highest annual car allowance received by him during the immediately preceding three fiscal years and the highest annual bonus received by him during the immediately preceding three fiscal years. In addition, Mr. Harkness will receive a pro-rata portion of any annual bonus payable to him for the year of his termination and health and welfare benefits for 36 months following termination. For Mr. Feeney, the severance payment is equal to two times the sum of his annual base salary, the highest annual car allowance received by him during the immediately preceding three fiscal years and the highest annual bonus received by him during the immediately preceding three fiscal years. In addition, Mr. Feeney will receive a pro-rata portion of any annual bonus payable to him for the year of his termination and health and welfare benefits for 24 months following termination.

      Mr. Widdis and Ms. Fitzmaurice are entitled to severance benefits equal to two times the sum of their annual base salary and the highest annual bonus received during the immediately preceding three fiscal years as well as a pro-rata portion of any annual bonus payable to them during the year of termination and health and welfare benefits for 24 months following termination. Messrs. Ghabrial, Gurskis, Sannelli and Johnson are entitled to severance benefits equal to the sum of their base salary, the highest annual bonus received in the immediately preceding three fiscal years, a pro-rata portion of any annual bonus payable in the year of termination and 12 months of health and welfare benefits.

      Except for Mr. Feeney's agreement, the change in control agreements contain non-competition and customer and employee non-solicitation provisions. Mr. Feeney's agreement only contains customer and employee non-solicitation provisions. The non-competition and non-solicitation provisions, as applicable, are effective during the executives' employment and for a certain period following termination. The period varies among the executives and is as follows: 36 months for Mr. Harkness; 24 months for Mr. Widdis and Ms. Fitzmaurice; and 12 months for Mr. Feeney, Mr. Ghabrial, Mr. Gurskis, Mr. Sannelli and Mr. Johnson.

      Each change in control agreement provides for a gross-up payment related to any excise tax which may be imposed upon the executive under Section 4999 of the Internal Revenue Code if the total payments and benefits payable to the executive which are contingent on a change in control exceed the limitations under Section 280G of the Internal Revenue Code. Section 280G of the Internal Revenue Code generally limits payments and benefits to three or more times an employee's average annual compensation over the preceding five-year period. The purpose of the gross-up provision is to place the executive in the same after-tax position in which he or she would be if the excise tax were not imposed.

      Indemnification; Directors and Officers. The merger agreement requires Valley to indemnify each director and officer of Shrewsbury and Shrewsbury State Bank to the fullest extent permitted under applicable law and its certificate of incorporation and by-laws, for a period of six years after the merger is completed. The merger agreement also requires Valley and Valley National Bank to advance expenses in connection with the indemnification to the fullest extent permitted under applicable law and its certificate of incorporation and by-laws.

      Share Ownership. The following table lists information concerning the beneficial ownership of Shrewsbury's common stock as of the February 15, 2005 record date by (i) each person known to Shrewsbury to beneficially own more than 5% of Shrewsbury's common stock, (ii) each director and executive officer and (iii) all directors and executive officers as a group. Except as set forth below, the shareholders listed below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In connection with the execution of the merger agreement, the directors of Shrewsbury and Shrewsbury State Bank agreed to vote all the shares they beneficially own in favor of the merger agreement.

Name of Beneficial Owner	Position	Common Stock Beneficially Owned	Percent of Shares
William J. Balmer	Vice President	1,081	0.04%
George A. Blair(1)	Chairman and Director	104,807	3.70%
J. Crawford Compton, Jr.(2)	Director	121,168	4.28%
John R. Feeney	Chief Financial Officer	11,263	0.40%
Michael J. Ghabrial	Senior Vice President	1,146	0.04%
Edward C. Gurskis	Senior Vice President	967	0.03%
James W. Harkness, Jr.(3)	President, Chief Executive Officer and Director	9,999	0.35%
John Kay(4)	Director	34,127	1.20%
Allen B. Kendall, MD(5)	Director	69,698	2.46%
Philip Waldman(6)	Director	0	0.00%
J. Robert Warncke(7)	Director	16,412	0.58%
Christopher J. Widdis	Senior Vice President	5,821	0.21%
All Executive Officers and Directors as a group (12 persons)		376,489	13.29%

The address for each of the persons named above is 465 Broad Street, Shrewsbury, New Jersey 07702.

(1)	Includes 87,411 shares which are owned by a pension trust of which Mr. Blair is the primary beneficiary and 9,296 shares which are owned by Mr. Blair's wife, JoAnne Blair. Excludes 196,017 shares owned by Mr. Blair's children and grandchildren over which Mr. Blair disclaims beneficial ownership.
(2)	Includes 115,350 shares which are owned jointly by Mr. Compton and his wife, Ruby V. Compton, Joint Tenants with Rights of Survivorship.
(3)	Includes 9,825 shares which are owned jointly by Mr. Harkness and his wife, Christine K. Harkness, Joint Tenants with Rights of Survivorship.
(4)	Includes 12,174 shares which are owned by Mr. Kay's wife, Dorothy Kay.
(5)	Includes 2,771 shares which are owned by Dr. Kendall's wife, Barbara Kendall.
(6)	Excludes 64,033 shares formerly owned by Mr. Waldman that are now held by two LLCs that are owned by Mr. Waldman's son and daughter.
(7)	Includes 5,385 shares which are owned by Mr. Warncke's wife, Catherine Warncke.

      Consulting Agreements. In order to secure the continuing interaction of Shrewsbury State Bank and its customers, Valley has agreed to provide two of Shrewsbury's directors, Mr. Blair and Mr. Kay with a five year consulting agreement following the closing. Mr. Blair and Mr. Kay will each be paid $36,000 annually under the agreements.

Fairness Opinion of Shrewsbury's Financial Advisor

      By letter dated October 12, 2004, Shrewsbury retained Sandler O'Neill to act as its financial advisor in connection with a possible business combination with Valley. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

      Sandler O'Neill acted as financial advisor to Shrewsbury in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the December 1, 2004 meeting at which Shrewsbury's board considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to Shrewsbury's shareholders from a financial point of view. In rendering its opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its opinion by reviewing the assumptions upon which their analyses were based and reviewing the other factors considered in rendering its opinion. This opinion was subsequently confirmed in writing as of the date of this document. The full text of Sandler O'Neill's updated opinion is attached as Appendix B to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O'Neill urges Shrewsbury shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

      Sandler O'Neill's opinion speaks only as of the date of the opinion. The opinion was directed to the Shrewsbury board and is directed only to the fairness of the merger consideration (without giving effect to any possible future adjustment) to Shrewsbury shareholders from a financial point of view. It does not address the underlying business decision of Shrewsbury to engage in the merger or any other aspect of the merger and is not a recommendation to any Shrewsbury shareholder as to how such shareholder should vote at the special meeting with respect to the merger, the form of consideration any shareholder should elect or any other matter.

      Unless specifically indicated below, Sandler O'Neill's analyses do not give effect to the stock dividend declared by Shrewsbury on October 27, 2004 and paid on December 3, 2004.

      In connection with rendering its opinions, Sandler O'Neill reviewed and considered, among other things:

(1)	the merger agreement;
(2)	certain publicly available financial statements and other historical financial information of Shrewsbury that Sandler O'Neill deemed relevant;
(3)	certain publicly available financial statements and other historical financial information of Valley that Sandler O'Neill deemed relevant;
(4)	certain publicly available financial statements and other historical financial information of NorCrown that Sandler O'Neill deemed relevant;
(5)	earnings per share growth estimates for the year ending December 31, 2005 and for the years thereafter reviewed by and confirmed with senior management of Shrewsbury;
(6)	earnings per share estimates for Valley for the years ending December 31, 2005 and 2006 published by I/B/E/S and reviewed by and confirmed with senior management of Valley;

(7)	certain adjustments to Valley's balance sheet to give effect to Valley's pending acquisition of NorCrown Bank, furnished by and reviewed with senior management of Valley;
(8)	the liquidity of the common stock of the combined entity as compared to the liquidity of the Shrewsbury common stock on a stand-alone basis;
(9)	the pro forma financial impact of the merger on Valley, based on assumptions relating to transaction expenses and cost savings determined by the senior managements of Shrewsbury and Valley;
(10)	the publicly reported historical price and trading activity for Shrewsbury's and Valley's common stock, including a comparison of certain financial and stock market information for Shrewsbury and Valley with similar publicly available information for certain other companies the securities of which are publicly traded;
(11)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;
(12)	the current market environment generally and the banking environment in particular; and;
(13)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

      Sandler O'Neill also discussed with certain members of senior management of Shrewsbury the business, financial condition, results of operations and prospects of Shrewsbury and held similar discussions with certain members of senior management of Valley regarding the business, financial condition, results of operations and prospects of Valley. In connection with its engagement, Sandler O'Neill was not asked to, and did not, solicit indications of interest in a potential transaction from third parties.

      In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided by Shrewsbury or Valley or their respective representatives or that was otherwise reviewed by Sandler O'Neill and have assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O'Neill further relied on the assurances of management of Shrewsbury and Valley that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O'Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O'Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Shrewsbury or Valley or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O'Neill been furnished with any such evaluations or appraisals. Sandler O'Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Shrewsbury or Valley nor has Sandler O'Neill reviewed any individual credit files relating to Shrewsbury or Valley. Sandler O'Neill assumed, with Shrewsbury's consent, that the respective allowances for loan losses for both Shrewsbury and Valley are adequate to cover such losses.

      Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed, with Shrewsbury's consent, that there has been no material change in Shrewsbury's and Valley's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Shrewsbury and Valley will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Shrewsbury's consent, Sandler O'Neill relied upon the advice Shrewsbury received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the Agreement.

      In rendering its December 1, 2004 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Shrewsbury or Valley and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Shrewsbury or Valley and the companies to which they are being compared.

      The earnings projections used and relied upon by Sandler O'Neill in its analyses for Shrewsbury and Valley, projections of transaction costs, and expected cost savings relating to the merger were reviewed with the senior managements of Valley and Shrewsbury, and such managements confirmed to Sandler O'Neill that the projections are the best currently available estimates and judgments of such managements of the future financial performance of Shrewsbury and Valley, respectively, and Sandler O'Neill assumed that such performances would be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O'Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

      In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Shrewsbury, Valley and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Shrewsbury board at the board's December 1, 2004 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Shrewsbury's common stock or Valley's common stock or the prices at which Shrewsbury's or Valley's common stock may be sold at any time.

      Summary of Proposal. Sandler O'Neill reviewed the financial terms of the proposed transaction. Assuming the fixed price of $48.00 per share and based upon per-share financial information for Shrewsbury for the twelve months ended September 30, 2004, Sandler O'Neill calculated the following ratios:

Transaction Ratios
Transaction value/Last 12 months' EPS	23	x
Transaction value/Tangible book value per share	222%
Transaction value/Stated book value per share	222%
Tangible book premium/Core Deposits(1)	23%
Transaction value/Assets	32%
Transaction value/Deposits	40%

(1)	Core deposits exclude time deposits with account balances greater than $100,000 and brokered CDs. Calculated by dividing the excess of market value over tangible book value by core deposits.

      For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $136 million; based upon 2,832,510 shares of Shrewsbury common stock outstanding (estimated by Shrewsbury management and including shares outstanding as a result of the 4% stock dividend announced on October 27, 2004 and paid on December 3, 2004 before the purchase of any fractional shares). In addition, each time Valley declares and pays a cash dividend prior to the closing of the merger, Shrewsbury will be entitled to pay a cash dividend to it shareholders of 1.75 times that amount. Sandler O'Neill noted that the transaction value represented a 1% discount to the November 30, 2004 closing price of Shrewsbury's common stock of $48.30, which was not adjusted for the 4% stock dividend announced on October 27, 2004. Sandler O'Neill also noted that the transaction value represented a 39% premium to the closing price of Shrewsbury's common stock of $34.50 on July 9, 2004 (the approximate date upon which the illness of the former chairman of Shrewsbury became known to the public), which was not adjusted for the 4% stock dividend announced on October 27, 2004.

      Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of Shrewsbury's and Valley's common stock for the one-year and three-year periods ended November 30, 2004. Sandler O'Neill compared the relationship between the movements in the prices of Shrewsbury's and Valley's common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded commercial banks selected by Sandler O'Neill for Shrewsbury and Valley, respectively. Over the one-year period ended November 30, 2004, Shrewsbury outperformed all of the indices and the peer group to which it was compared. Over the three year period ended November 30, 2004, Shrewsbury generally outperformed the Nasdaq Bank Index, the S&P Bank Index, and S&P 500 Index but slightly underperformed its peer group.

Shrewsbury's Stock Performance

	Beginning Index Value November 28, 2003	Ending Index Value November 30, 2004
Shrewsbury	100.00%	165.85%
Shrewsbury Peer group	100.00	106.76
Nasdaq Bank Index	100.00	112.66
S&P Bank Index	100.00	113.52
S&P 500 Index	100.00	110.93

	Beginning Index Value November 30, 2001	Ending Index Value November 30, 2004
Shrewsbury	100.00%	192.49%
Shrewsbury Peer group	100.00	193.02
Nasdaq Bank Index	100.00	156.13
S&P Bank Index	100.00	137.19
S&P 500 Index	100.00	103.02

      During the one-year period ended November 30, 2004, Valley generally underperformed all of the indices to which it was compared and also underperformed its peer group. During the three-year period ended November 30, 2004, Valley underperformed the NASDAQ Bank Index, S&P Bank Index and its peer group but outperformed the S&P 500.

Valley's Stock Performance

	Beginning Index Value November 28, 2003	Ending Index Value November 30, 2004
Valley	100.00%	98.88%
Valley Peer group	100.00	112.41
Nasdaq Bank Index	100.00	112.66
S&P Bank Index	100.00	113.52
S&P 500 Index	100.00	110.93

	Beginning Index Value November 30, 2001	Ending Index Value November 30, 2004
Valley	100.00%	122.21%
Valley Peer group	100.00	140.70
Nasdaq Bank Index	100.00	156.13
S&P Bank Index	100.00	137.19
S&P 500 Index	100.00	103.02

      Comparable Company Analysis. Sandler O'Neill used publicly available information to compare selected financial and market trading information for Shrewsbury and a group of commercial banks selected by Sandler O'Neill. Sandler O'Neill also used publicly available information to compare selected financial and market trading information for Valley and a group of commercial banks selected by Sandler O'Neill.

      The comparable group used for Shrewsbury consisted of the following publicly traded commercial banks located in New Jersey with total assets between $250 million and $820 million:

1st Constitution Bancorp BCB Bancorp, Inc. Boardwalk Bank Greater Community Bancorp Sterling Bank	Stewardship Financial Corporation Sussex Bancorp SVB Financial Services, Inc. Unity Bancorp, Inc.

      The analysis compared publicly available financial and market trading information for Shrewsbury and the data for the comparable group as of and for the twelve-month period ended September 30, 2004. The table below compares the data for Shrewsbury and the median data for the comparable group, with pricing data as of November 30, 2004.

Comparable Group Analysis

	Shrewsbury(1)		Median
Total assets (in millions)	$424.4		$383.2
Tangible equity/Tangible assets	14.4%		6.9%
LTM Return on average assets	1.4%		0.9%
LTM Return on average equity	10.0%		13.4%
Price/Tangible book value	223.1%		221.5%
Price/LTM earnings per share	23.1	x	19.4	x
Price/52-week High	96.6%		89.3%
Market Capitalization (in millions)	$136.8		$59.9

(1)	Based on outstanding shares estimated by Shrewsbury management. Includes shares outstanding as a result of the 4% stock dividend announced on October 27, 2004 and paid on December 3, 2004 before the purchase of any fractional shares.

      The comparable group used for Valley consisted of the following publicly traded commercial banks located in the Mid Atlantic region of the United States with total assets between $6.0 billion and $29.0 billion:

Commerce Bancorp, Inc. First Commonwealth Financial Corporation Fulton Financial Corporation Hudson United Bancorp	Mercantile Bankshares Corporation Provident Bankshares Corporation Susquehanna Bancshares, Inc. Wilmington Trust Corporation

      The analysis compared publicly available financial and market trading information for Valley and the data for the comparable group as of and for the twelve-month period ended September 30, 2004. The table below compares the data for Valley and the median data for the comparable group, with pricing data as of November 30, 2004.

Comparable Group Analysis

	Valley		Peer Group Median
Total assets (in millions)	$10,630.9		$9,228.0
Tangible equity/Tangible assets	6.3%		6.0%
Intangible assets/Total equity	3.3%		28.7%
Net loans/Total assets	63.6%		61.8%
Gross loans/Total deposits	92.2%		92.6%
Total borrowings/Total assets	20.6%		18.1%
NPAs/Assets	0.2%		0.2%
LLR/Gross loans	1.0%		1.4%
Net interest margin	4.0%		3.7%
Non-interest income/Average assets	0.8%		1.5%
Fees/revenues	17.5%		29.0%
Non-interest expense/Average assets	2.1%		3.1%
Efficiency ratio	48.5%		62.2%
LTM Return on average assets	1.5%		1.2%
LTM Return on average equity	23.0%		13.6%
EPS CAGR (1998-2003)	7.6%		8.3%
Price/Book value	396.6%		228.1%
Price/Tangible book value	410.3%		323.9%
Price/LTM EPS	18.0	x	18.4	x
Price/LTM core EPS	18.8	x	18.0	x
Price/2004 estimated EPS	17.9	x	17.8	x
Price/2005 estimated EPS	16.6	x	15.6	x
Dividend payout ratio	56.7%		50.9%
Dividend yield	3.1%		3.0%
Market Capitalization (in millions)	$2,761.3		$2,131.2

      Analysis of Selected Merger Transactions. Sandler O'Neill reviewed 22 merger transactions announced nationwide from January 1, 2004 through November 30, 2004 involving commercial banks as acquired institutions with announced transaction values between $75 million and $250 million. Sandler O'Neill also reviewed 7 merger transactions announced nationwide from January 1, 2004 through November 30, 2004 involving commercial banks as acquired institutions in which the acquired institution had tangible equity/tangible assets greater than 9% and assets between $200 and $750 million at announcement (the “Highly Capitalized Group”). Additionally, Sandler O'Neill reviewed 6 merger transactions announced in the Mid Atlantic region of the United States from January 1, 2003 through November 30, 2004 involving commercial banks as acquired institutions in which the acquired institution had tangible equity/tangible assets greater than 9% and assets between $200 and $750 million at announcement. Sandler O'Neill reviewed the multiples of transaction price at announcement to LTM earnings per share, transaction price to book value per share, transaction price to tangible book value per share, transaction price to deposits, tangible book premium to core deposits, transaction price to assets and premium to market price and computed high, low, mean and median multiples and premiums for the transactions. The median multiples for each group were applied to Shrewsbury's financial information as of and for the twelve months ended September 30, 2004. As illustrated in the following table, Sandler O'Neill derived imputed ranges of values per share of Shrewsbury's common stock of $31.90 to $67.96 based upon the median multiples for the nationwide group, $28.32 to $47.03 based upon the median multiples for the second nationwide group and $40.83 to $58.28 based upon the median multiples for the commercial banks in the Mid-Atlantic group.

Comparable Transaction Multiples

Median Nationwide Multiple	Implied Value	Median Highly Capitalized Multiple	Implied Value	Median Mid Atlantic Multiple	Implied Value
Transaction price/LTM EPS	24.2	x	$50.41	16.1	x	$33.50	25.7	x	$53.63
Transaction price/Stated book value	287.8%	$62.30	194.9%	$42.19	268.9%	$58.21
Transaction price/Tangible book value	313.9%	$67.96	194.9%	$42.19	269.2%	$58.28
Transaction price/Total deposits	26.6%	$31.90	24.9%	$29.84	35.3%	$42.28
Tangible book premium/Core deposits(1)	22.1%	$47.03	12.5%	$36.05	24.0%	$49.30
Transaction price/Assets	22.0%	$32.99	18.9%	$28.32	27.3%	$40.83
Market premium(2)	24.7%	$43.03	36.3%	$47.03	58.0%	$54.50

(1)	Assumes Shrewsbury's total core deposits are $326.0 million. Calculated by dividing the excess of market value over tangible book value by core deposits.
(2)	Based on Shrewsbury stock price as of July 9, 2004.

      Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill performed an analysis that estimated the future stream of after-tax cash flows of Shrewsbury through December 31, 2008 under various circumstances, assuming Shrewsbury performed in accordance with the management's estimated earnings per share for 2004 and management's projected earnings and asset growth rate for years thereafter. To approximate the terminal value of Shrewsbury's common stock at December 31, 2008, Sandler O'Neill applied price/earnings multiples ranging from 14x to 24x and multiples of tangible book value ranging from 140% to 240%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Shrewsbury common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Shrewsbury common stock of $19.31 to $41.58 when applying the price/earnings multiples and $25.82 to $52.69 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.0%	$24.25	$27.72	$31.18	$34.65	$38.11	$41.58
10.0%	$23.33	$26.66	$30.00	$33.33	$36.66	$40.00
11.0%	$22.45	$25.66	$28.86	$32.07	$35.28	$38.49
12.0%	$21.61	$24.70	$27.79	$30.87	$33.96	$37.05
13.0%	$20.81	$23.78	$26.76	$29.73	$32.70	$35.67
14.0%	$20.04	$22.91	$25.77	$28.64	$31.50	$34.36
15.0%	$19.31	$22.07	$24.83	$27.59	$30.35	$33.11

Tangible Book Value Percentages

Discount Rate	140%	160%	180%	200%	220%	240%
9.0%	$30.73	$35.12	$39.51	$43.90	$48.30	$52.69
10.0%	$29.83	$34.10	$38.36	$42.62	$46.88	$51.15
11.0%	$28.97	$33.11	$37.25	$41.39	$45.52	$49.66
12.0%	$28.14	$32.16	$36.18	$40.20	$44.22	$48.24
13.0%	$27.34	$31.24	$35.15	$39.05	$42.96	$46.86
14.0%	$26.56	$30.36	$34.15	$37.95	$41.74	$45.54
15.0%	$25.82	$29.51	$33.20	$36.89	$40.58	$44.27

      In addition, Sandler O'Neill performed an analysis that estimated the future stream of after-tax dividend flows of Valley through December 31, 2008 under various circumstances, assuming Valley's projected dividend stream and that Valley performed in accordance with the I/B/E/S earnings per share projections for the years ended December 31, 2004 through 2006 reviewed with and confirmed by management, pro forma for Valley's pending acquisition of NorCrown. For periods after 2006, Sandler O'Neill assumed an annual growth rate of earnings per share of approximately 9%. To approximate the terminal value of Valley's common stock at December 31, 2008, Sandler O'Neill applied price/earnings multiples ranging from 12x to 22x and multiples of tangible book value ranging from 200% to 450%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Valley common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Valley common stock of $17.38 to $36.45 when applying the price/earnings multiples and $14.73 to $35.32 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.0%	$21.49	$24.48	$27.48	$30.47	$33.46	$36.45
10.0%	$20.73	$23.60	$26.48	$29.36	$32.24	$35.11
11.0%	$20.00	$22.76	$25.53	$28.30	$31.07	$33.84
12.0%	$19.30	$21.96	$24.63	$27.29	$29.96	$32.62
13.0%	$18.63	$21.20	$23.76	$26.33	$28.90	$31.46
14.0%	$17.99	$20.47	$22.94	$25.41	$27.88	$30.35
15.0%	$17.38	$19.77	$22.15	$24.53	$26.91	$29.29

Tangible Book Value Percentages

Discount Rate	200%	250%	300%	350%	400%	450%
9.0%	$18.15	$21.59	$25.02	$28.45	$31.89	$35.32
10.0%	$17.51	$20.82	$24.12	$27.42	$30.73	$34.03
11.0%	$16.90	$20.08	$23.26	$26.44	$29.62	$32.80
12.0%	$16.32	$19.38	$22.44	$25.50	$28.56	$31.62
13.0%	$15.77	$18.71	$21.66	$24.61	$27.55	$30.50
14.0%	$15.23	$18.07	$20.91	$23.75	$26.59	$29.43
15.0%	$14.73	$17.46	$20.20	$22.93	$25.67	$28.40

      In connection with its analyses, Sandler O'Neill considered and discussed with the Shrewsbury Board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

      Pro Forma Merger Analysis. Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the first quarter of 2005, (2) 60% of the Shrewsbury shares are exchanged for Valley common stock at an exchange ratio of 1.738 (based upon Valley's 10-day average closing price of $27.62) and the other 40% of Shrewsbury's shares are exchanged for $48.00 per share in cash, (3) earnings per share projections for Shrewsbury are consistent with management estimates for 2004 and earnings per share growth estimates for periods after 2004 are consistent with management estimates, (4) earnings per share projections for Valley are consistent with per share estimates for 2004 through 2006 published by I/B/E/S and confirmed with Valley management, pro forma for Valley's pending acquisition of NorCrown; and (5) charges and transaction costs associated with the merger and cost savings determined by the senior managements of Shrewsbury and Valley. The analyses indicated that for the year ending December 31, 2005, the merger would be accretive to Valley's projected earnings per share and, at March 31, 2005 (the assumed closing date of the merger) the merger would be slightly dilutive to Valley's tangible book value per share. Additionally, Sandler O'Neill analyzed certain potential pro forma effects of the merger, using the same assumptions as stated above but assuming that 100% of Shrewsbury shares are exchanged for Valley common stock at an exchange ratio of 1.738 per Shrewsbury share. The analyses indicated that for the year ended December 31, 2005, the merger would be slightly dilutive to Valley's projected earnings per share and at March 31, 2005 the merger would be accretive to Valley's tangible book value per share. From the standpoint of a Shrewsbury stockholder, for the year ending December 31, 2005, the merger would be accretive to earnings per share and, at March 31, 2005, the merger would be dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

      Shrewsbury has agreed to pay Sandler O'Neill a transaction fee in connection with the merger of approximately $1,359,700 (based on the fixed deal price of $48.00), of which approximately $340,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O'Neill has also received a fee of $150,000 for rendering its opinion, which will be credited against the portion of the transaction fee payable upon closing of the merger. Shrewsbury has also agreed to reimburse certain of Sandler O'Neill's reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

      In the past, Sandler O'Neill has provided certain investment banking services to Valley and have received compensation for such services and Sandler O'Neill may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the merger.

      In the ordinary course of our business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to Shrewsbury and Valley and their affiliates. Sandler O'Neill may also actively trade the debt and/or equity securities of Shrewsbury or Valley or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Resale Considerations Regarding Valley Common Stock

      The shares of Valley common stock that will be issued if the merger is consummated have been registered under the Securities Act of 1933. These registered shares will be freely transferable, except for shares received by persons, including directors and executive officers of Shrewsbury, who may be deemed to be “affiliates” of Shrewsbury under Rule 145 promulgated under the Securities Act. An “affiliate” of an issuer is defined generally as a person who “controls” the issuer. Directors, executive officers and 10% shareholders may be deemed to control the issuer. Affiliates may not sell their shares of Valley common stock acquired pursuant to the merger, except pursuant to an effective registration statement under the Securities Act covering the Valley common stock or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.

      Persons who may be deemed to be “affiliates” of Shrewsbury have delivered letters to Valley in which they have agreed to certain restrictions on their ability to transfer, whether by sale or otherwise, any Shrewsbury common stock owned by them and any Valley common stock they acquire in the merger. Valley required these restrictions in order to comply with Rule 145 under the Securities Act. The persons who may be deemed affiliates have agreed to refrain from transferring Valley common stock acquired by them in the merger, except in compliance with certain restrictions imposed by Rule 145. Certificates representing the shares of Valley common stock issued to those persons pursuant to the merger will bear a legend reflecting that the shares are restricted in accordance with the letter signed by the person and may not be transferred except in compliance with those restrictions.

Conditions to the Merger

      The obligation of each party to consummate the merger is subject to satisfaction or waiver of certain conditions, including:

•	approval of the merger agreement by the shareholders of Shrewsbury;

•	receipt of all necessary consents, approvals and authorizations from federal and state government authorities;

•	absence of any litigation that would restrain or prohibit the consummation of the merger, or that has significant potential to be resolved in a way that would deprive the terminating party of the material benefits of the merger; and

•	receipt of an opinion of Pitney Hardin LLP, regarding the tax-free nature of the merger. If this condition is waived, i.e., if the merger is not necessarily tax-free but Valley and Shrewsbury wish to consummate it anyway, Shrewsbury will resolicit its shareholders' vote on the merger.

      The obligation of Valley to consummate the merger is also conditioned on, among other things:

•	continued accuracy, in all material respects, of the representations and warranties of Shrewsbury contained in the merger agreement; and

•	performance by Shrewsbury, in all material respects, of its obligations under the merger agreement.

      The obligation of Shrewsbury to consummate the merger is also conditioned on, among other things:

•	continued accuracy, in all material respects, of the representations and warranties of Valley contained in the merger agreement; and

•	performance by Valley, in all material respects, of its obligations under the merger agreement.

Conduct of Business Pending the Merger

      The merger agreement requires Shrewsbury to conduct its business until the merger takes place only in the ordinary course of business and consistent with prudent banking practices, except as permitted under the merger agreement or with the written consent of Valley. Under the merger agreement, Shrewsbury has agreed not to take certain actions without the prior written consent of Valley or unless permitted by the merger agreement, including, among other things, the following:

•	change any provision of its certificate of incorporation, by-laws or similar governing documents;

•	change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Shrewsbury or any subsidiary or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) (except for dividends paid by Shrewsbury Capital Corporation to Shrewsbury Investment Corporation and to Shrewsbury Capital Corporation preferred stock shareholders) in respect of its capital stock, except that Shrewsbury may declare quarterly cash dividends equal to those declared by Valley for Valley shareholders multiplied by 1.75 for each Shrewsbury share, subject to adjustment for any stock split, stock dividend, stock combination, reclassification or similar transaction effected by Valley.

•	grant anyone severance or termination pay, or enter into or amend any employment agreement;

•	adopt any new employee benefit plan, or award any increase in compensation or benefits except for increases in compensation to officers and employees in the usual and ordinary course of business consistent with past practice;

•	file any applications or make any contracts regarding branching or site location or relocation;

•	agree to acquire any business or entity (other than to foreclose on collateral for a defaulted loan);

•	make any material change in its accounting methods or practices not required by generally accepted accounting principles, also known as “GAAP”; and

•	take any action that would cause any of its representations or warranties in the merger agreement to be materially untrue or incorrect when the merger takes effect.

      Under the merger agreement, Shrewsbury cannot encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group, other than Valley, concerning any (1) merger, (2) sale of stock, (3) sale of substantial assets or liabilities outside the ordinary course of business or (4) similar transactions. However, Shrewsbury may enter into discussions or negotiations or provide any information in connection with an unsolicited possible transaction of this sort if the Shrewsbury Board, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that it should take those actions. Shrewsbury has agreed to promptly communicate to Valley the terms of any proposal it may receive with respect to any acquisition transaction. This restriction may deter other potential acquirers of control of Shrewsbury.

Representations, Warranties and Covenants

      The merger agreement contains customary mutual representations and warranties, as well as covenants, relating to, among other things:

•	corporate organization and similar corporate matters;

•	authorization, execution and enforceability of the merger agreement;

•	the accuracy of information contained in filings with the SEC;

•	the accuracy of information supplied by each party in creating this document;

•	compliance with applicable laws;

•	the absence of material litigation;

•	certain bank regulatory matters;

•	the absence of certain material changes or events since September 30, 2004;

•	the adequacy of loan loss reserves; and

•	the adequacy of disclosure controls and procedures.

Regulatory Approvals

      Consummation of the Valley-Shrewsbury merger and the merger of Shrewsbury State Bank into Valley National Bank requires the approval of the Office of the Comptroller of the Currency. OCC approval does not constitute an endorsement of the merger or a determination by the OCC that the terms of the merger are fair to the shareholders of Shrewsbury or Valley. Valley filed an application for OCC approval on December 3, 2004 and received approval of the merger from the OCC on February 1, 2005. Valley also corresponded with the Federal Reserve Board on January 25, 2005 and received confirmation on January 31, 2005 that the merger does not require a formal application for approval of the Federal Reserve Board.

Management and Operations After the Merger

      As a result of the merger, Shrewsbury will be merged with and into Valley, with Valley as the surviving entity. Immediately following the merger, Shrewsbury State Bank will be merged with and into Valley National Bank, with Valley National Bank as the surviving entity. Valley National Bank will continue to operate as a wholly-owned subsidiary of Valley.

Termination

      Valley and Shrewsbury may terminate the merger agreement by mutual written consent at any time.

      Either Valley or Shrewsbury may terminate the merger agreement for certain reasons, including the following:

•	the merger has not been completed by September 30, 2005;

•	the Shrewsbury shareholders fail to approve the merger agreement at the meeting;

•	a regulatory approval needed to complete the merger has been withdrawn;

•	the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, unless the breach is curable and is cured within 30 days after written notice of the breach is given to the party committing the breach;

•	there exists any final nonappealable legal prohibition on completion of the merger; or

•	a legal opinion to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes is not received.

      Shrewsbury may terminate the merger agreement if:

•	Shrewsbury's Board of Directors approves a definitive agreement reflecting a competing acquisition transaction; or

•	An event occurs giving rise to the payment of a termination fee by Valley to Shrewsbury.

Termination Fee

      In the event that a bona fide competing acquisition transaction is communicated to Shrewsbury or it shall have been publicly announced that any person other than Valley or any Subsidiary of Valley shall have made a bona fide competing acquisition transaction by public announcement or written communication that becomes the subject of public disclosure, then, if this Agreement is terminated because:

•	the Shrewsbury shareholders fail to approve the merger at the meeting;

•	such meeting shall have been adjourned or canceled;

•	the Shrewsbury Board shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, its recommendation, or shall have failed to reconfirm its recommendation, that the Shrewsbury shareholders approve the merger; or

•	Shrewsbury shall have breached any covenant or obligation and such breach would entitle Valley to terminate the merger.

      Shrewsbury shall, concurrent with the consummation of a competing acquisition transaction occurring within eighteen months after such termination, pay to Valley:

•	a fee of $4,125,000; and

•	an amount equal to the reasonable out-of-pocket expenses incurred by Valley in connection with the transactions contemplated by this Agreement.

      In the event that:

•	any request or application for a required regulatory approval shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such approval for the transactions contemplated by this Agreement; or

•	a governmental entity shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger, and such denial, withdrawal or prohibition was based on alleged failure by Valley currently or previously to comply with any federal and/or state law, rule, regulation, regulatory agency order, or supervisory correspondence, then, if the merger agreement is terminated by Shrewsbury, Valley shall, within ten (10) days after such termination, pay to Shrewsbury an amount equal to:

•	the fees and expenses of the Shrewsbury investment banker incurred through the date of termination (provided that these fees may be refunded to Valley in the event that Shrewsbury enters into a competing acquisition transaction within 18 months of the date of the payment of these fees); and

•	the reasonable legal fees and expenses incurred by Shrewsbury in connection with the merger.

Accounting Treatment of the Merger

      Valley intends to treat the merger as a purchase by Valley under the accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Shrewsbury will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill. Goodwill resulting from the merger will not be amortized, but will be reviewed for impairment at least annually. Core deposit and other intangibles with finite useful lives recorded in connection with the merger will be amortized.

      Financial statements and reported results of operations of Valley issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Shrewsbury.

Federal Income Tax Consequences

      The following is a discussion of the material federal income tax consequences of the merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed federal income tax regulations, and administrative and judicial interpretations of the Internal Revenue Code and those regulations, all as in effect as of the date of this proxy statement and prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be applicable to Shrewsbury shareholders in light of their particular circumstances or to holders of Shrewsbury stock subject to special treatment under United States federal income tax law, including, without limitation:

•	Partnerships and other pass-through entities;

•	Foreign persons who may be subject to tax under the provisions of the Foreign Investment in Real Property Tax Act of 1980;

•	Certain financial institutions;

•	Insurance companies;

•	Tax-exempt entities;

•	Dealers in securities or foreign currencies;

•	Traders in securities that elect to apply a mark-to-market method of accounting;

•	Certain United States expatriates;

•	Persons who hold their Shrewsbury stock as part of a straddle, hedge, conversion transaction, or other integrated investment;

•	Persons whose functional currency is not the United States dollar;

•	Persons who acquired their Shrewsbury stock upon the exercise of employee stock options or otherwise as compensation; and

•	Persons who received Valley common stock upon the exercise of employee stock options or otherwise as compensation.

      Furthermore, this discussion does not address any aspect of state, local, or foreign taxation, or any aspect of United States federal tax laws other than the United States federal income tax. Because this discussion does not address tax consequences which may vary with your individual circumstances, we strongly urge you to consult your own tax advisor as to the specific United States federal, state, local or foreign income or other tax consequences of the acquisition and exchange to you.

      This discussion is limited to Shrewsbury shareholders who hold their Shrewsbury stock as capital assets. A shareholder holds stock as a capital asset unless that shareholder holds the stock as stock in trade or other property of a kind which would be included in the shareholder's inventory if on hand at the close of the taxable year, or primarily for sale to customers in the ordinary course of the shareholder's trade or business.

      The consummation of the merger and exchange is conditioned, in part, upon the receipt of an opinion from Pitney Hardin LLP that the acquisition and exchange will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This closing condition will not be waived without resoliciting your vote. The tax opinion will be based upon law existing on the date of the opinion and upon certain facts, assumptions, limitations, representations and covenants including those contained in representation letters executed by officers of Valley and Shrewsbury that, if incorrect in certain material respects, would jeopardize the conclusions reached by Pitney Hardin LLP in its opinion. The tax opinion will not bind the Internal Revenue Service or prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling will be requested from the Internal Revenue Service in connection with the merger.

      The United States federal income tax consequences of the merger are as follows:

•	Classification as a “Reorganization.” The merger will be treated as a reorganization qualifying under the provisions of section 368(a) of the Code.

•	Federal Income Tax Consequences to Valley and Shrewsbury. Neither Valley nor Shrewsbury will recognize taxable gain or loss as a result of the merger.

•	Federal Income Tax Consequences to the Shrewsbury Shareholders. The United States federal income tax consequences of the merger to a Shrewsbury shareholder, generally, will depend on whether the shareholder exchanges its Shrewsbury common stock for cash, Valley common stock or a combination of cash and Valley common stock.

•	Exchange Solely for Valley Stock. A Shrewsbury shareholder will not recognize taxable gain or loss upon the exchange of Shrewsbury common stock solely for Valley common stock, except in respect of cash received instead of a fractional share of Valley common stock (as discussed below).

•	Exchange for Part Cash and Part Valley Common Stock. A Shrewsbury shareholder who receives part cash (not including cash received instead of a fractional share of Valley common stock) and part Valley common stock in exchange for Shrewsbury common stock will recognize taxable gain (but not loss) in an amount, if any, equal to the lesser of: (i) the excess of the sum of the amount of cash and the fair market value of Valley common stock received in the merger over the holder's adjusted tax basis in the shares of Shrewsbury common stock (not including any tax basis allocable to any fractional shares of Valley common stock for which a Shrewsbury shareholder is paid in cash) surrendered by the holder, or (ii) the amount of cash received by the holder in the merger. Any taxable gain to a Shrewsbury shareholder on the exchange of Shrewsbury common stock will generally be treated as capital gain (either long-term or short-term capital gain depending on the shareholder's holding period for the Shrewsbury common stock). If, however, the cash received has the effect of the distribution of a dividend (as discussed below), the gain will be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes.

•	Exchange Solely for Cash. A Shrewsbury shareholder who receives solely cash in exchange for Shrewsbury common stock will recognize gain or loss in an amount, if any, equal to the difference between the cash received and the holder's adjusted tax basis in the shares of Shrewsbury common stock surrendered by the holder. Any taxable gain to a Shrewsbury shareholder on the exchange of Shrewsbury common stock will generally be treated as capital gain, either long-term or short-term capital gain, depending on the shareholder's holding period for the Shrewsbury common stock.

•	Exchange of Cash in Lieu of Fractional Share. A Shrewsbury shareholder who receives cash instead of a fractional share of Valley common stock will generally be treated as having received such factional share and then having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the Shrewsbury shareholder's aggregate adjusted tax basis of the Shrewsbury shares exchanged in the merger which is allocable to the fractional share of Valley common stock. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Shrewsbury common stock is more than one year at the effective time of the merger.

•	Tax Basis of Valley Common Stock Received in the Merger. The tax basis of any Valley common stock (including fractional shares deemed received and redeemed as described above) exchanged for Shrewsbury common stock in the merger will equal the tax basis of the Shrewsbury common stock surrendered in the exchange, reduced by the amount of cash received, if any, in the exchange (excluding any cash received instead of a fractional share of Valley common stock), and increased by the amount of the gain recognized (including any portion of the gain that is treated as a dividend but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described above), if any, in the exchange (whether characterized as dividend or capital gain income).

•	Holding Period of Valley Common Stock Received in the Merger. The holding period for any Valley common stock exchanged for Shrewsbury common stock in the merger will include the period during which Shrewsbury common stock surrendered in the exchange was held.

•	Possible Treatment of Cash as a Dividend.

•	In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Shrewsbury shareholder's deemed percentage stock ownership in Valley. For purposes of this determination, the Shrewsbury shareholder is treated as if it first exchanged all of its shares of Shrewsbury common stock solely for Valley common stock and then Valley immediately redeemed, which we refer to in this document as the “Deemed Redemption,” a portion of the Valley common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as a capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the Shrewsbury shareholder or (2) “not essentially equivalent to a dividend.”

•	The Deemed Redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether a Deemed Redemption is “not essentially equivalent to a dividend” with respect to a Shrewsbury shareholder will depend upon the Shrewsbury shareholder's particular circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend,” the Deemed Redemption must result in a “meaningful reduction” in the Shrewsbury shareholder's deemed percentage stock ownership of Valley. In general, that determination requires a comparison of: (1) the percentage of the outstanding stock of Valley that the Shrewsbury shareholder is deemed actually and constructively to have owned immediately before the Deemed Redemption and (2) the percentage of the outstanding stock of Valley that is actually and constructively owned by the Shrewsbury shareholder immediately after the Deemed Redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder's option to purchase such stock in addition to the stock actually owned by the holder.

•	The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g. less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g. approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

•	These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

No Dissenters' Rights

      Under applicable New Jersey law, Shrewsbury shareholders do not have dissenters' rights of appraisal in connection with the merger.

DESCRIPTION OF VALLEY COMMON STOCK

      The authorized capital stock of Valley presently consists of 157,042,457 shares of common stock and 30,000,000 shares of preferred stock. As of December 31, 2004, 98,855,536 shares of Valley common stock and no shares of preferred stock were outstanding.

General

      Valley is a New Jersey general business corporation governed by the New Jersey Business Corporation Act and a registered bank holding company under the Bank Holding Company Act. The following description of Valley common stock describes certain general terms of Valley common stock.

Dividend Rights

      Holders of Valley common stock are entitled to dividends when, as and if declared by the Board of Directors of Valley out of funds legally available for the payment of dividends. The only statutory limitation is that such dividends may not be paid when Valley is insolvent. Funds for the payment of dividends by Valley must come primarily from the earnings of Valley's bank subsidiary. Thus, as a practical matter, any restrictions on the ability of Valley National Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by Valley.

      As a national banking association, Valley National Bank is subject to limitations on the amount of dividends it may pay to Valley, Valley National Bank's only shareholder. Prior OCC approval is required to the extent the total dividends to be declared by Valley National Bank in any calendar year exceeds net profits for that year combined with the bank's retained net profits from the preceding two calendar years, less any transfers to capital surplus. Under this limitation, Valley National Bank could declare dividends in 2005 without prior approval of the OCC of up to $128.4 million plus an amount equal to Valley National Bank's net profits for 2005 to the date of such dividend declaration.

      Valley is also subject to the certain Federal Reserve Board policies that may, in certain circumstances, limit its ability to pay dividends. These policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board would most likely seek to prohibit any dividend payment that would reduce a holding company's capital below these minimum amounts.

Voting Rights

      At meetings of shareholders, holders of Valley common stock are entitled to one vote per share. The quorum for shareholders' meetings is a majority of the outstanding shares. Generally, actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of Valley common stock at a meeting at which a quorum is present.

Liquidation Rights

      In the event of liquidation, dissolution or winding up of Valley, holders of Valley common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities.

Assessment and Redemption

      All outstanding shares of Valley common stock are fully paid and nonassessable. Valley common stock is not redeemable at the option of the issuer or the holders thereof.

Other Matters

      American Stock Transfer & Trust Company is presently both the transfer agent and the registrar for Valley common stock. Valley common stock is traded on the New York Stock Exchange under the symbol “VLY,” and is registered with the SEC under Section 12(b) of the Exchange Act.

“Blank Check” Preferred Stock

      The preferred stock that is authorized by Valley's certificate of incorporation is typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. Except in limited circumstances, Valley's certificate of incorporation authorizes the Valley Board of Directors to issue new shares of Valley common stock or preferred stock without further shareholder action.

      Valley's certificate of incorporation gives the Board of Directors authority at any time to:

•	divide the authorized but unissued shares of preferred stock into series;

•	determine the designations, number of shares, relative rights, preferences and limitations of any series of preferred stock;

•	increase the number of shares of any preferred series; and

•	decrease the number of shares in a preferred series, but not to a number less than the number of shares outstanding.

      The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of Valley's common stock will not have preemptive rights with respect to any newly issued stock. The Valley board could adversely affect the voting power of holders of Valley stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of Valley that the Board of Directors does not believe to be in the best interests of its shareholders, the board could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill. The Board of Directors of Valley has not approved any plan to issue any preferred stock for this or any other purpose. The Valley Board of Directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of Valley and its shareholders.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF
VALLEY AND SHREWSBURY

      At the time the merger becomes effective, each Shrewsbury shareholder will become a shareholder of Valley. Each of Valley and Shrewsbury is a business corporation incorporated in New Jersey under the New Jersey Business Corporation Act. The following is a comparison of certain provisions of the respective certificates of incorporation and by-laws of each of Shrewsbury and Valley, and a description of certain provisions of the Business Corporation Act applicable to Valley and Shrewsbury. This summary does not purport to be complete and is qualified in its entirety by reference to the Business Corporation Act, which may change from time to time, and the respective certificates of incorporation and by-laws of Valley and Shrewsbury, which also may be changed.

Voting Requirements

      Under the Business Corporation Act, unless a greater vote is specified in the certificate of incorporation, the affirmative vote of a majority of the votes cast by shareholders entitled to vote on the matter is required to approve:

•	an amendment to the certificate of incorporation;

•	the voluntary dissolution of the corporation;

•	the sale or other disposition of all or substantially all of the corporation's assets outside the ordinary course of business; or

•	the merger or consolidation of the corporation with another corporation.

      Shrewsbury's certificate of incorporation presently contains provisions specifying a two-thirds (2/3) affirmative vote of the shares entitled to vote in those circumstances. Valley's certificate of incorporation requires a majority of shares present and entitled to vote.

      The New Jersey Shareholders Protection Act limits certain transactions involving an “interested shareholder” and a “resident domestic corporation.” An interested shareholder is one that beneficially owns 10% or more of the voting power of the resident domestic corporation. The Shareholders Protection Act prohibits certain business combinations between an interested shareholder and a resident domestic corporation for five years following the interested shareholder acquiring its stock, unless the corporation's board of directors approved the business combination prior to the interested shareholder's stock acquisition date. After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds (2/3) of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder's stock acquisition date or certain fair price provisions are satisfied. The Shareholders Protection Act applies to both Valley and Shrewsbury.

Cumulative Voting

      Under the Business Corporation Act, shareholders of a New Jersey corporation do not have cumulative voting rights in the election of directors unless the certificate of incorporation so provides. Neither Valley's nor Shrewsbury's certificate of incorporation presently provides for cumulative voting.

Classified Board of Directors

      The Business Corporation Act permits a New Jersey corporation to provide for a classified board in its certificate of incorporation. The certificate of incorporation of Valley does not provide for a classified Board of Directors. Valley's entire Board of Directors is elected each year.

      Shrewsbury's certificate of incorporation provides for three classes of directors with each class comprising approximately one-third of the members of the Board. Directors are elected for three year terms, with one class being elected each year.

Dividends

      The Business Corporation Act generally provides that a New Jersey corporation may declare and pay dividends on its outstanding stock so long as the corporation is not insolvent and would not become insolvent as a consequence of the dividend payment. Valley's certificate of incorporation does not presently contain any restriction on Valley's ability to pay dividends. Funds for the payment of dividends by Valley must come primarily from the earnings of Valley's bank subsidiary. Thus, as a practical matter, any restrictions on the ability of Valley National Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by Valley. Similarly, Shrewsbury's certificate of incorporation does not restrict Shrewsbury's ability to pay dividends, but funds for Shrewsbury's dividends come primarily from the earnings of Shrewsbury State Bank. Therefore, any restrictions on the ability of Shrewsbury State Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends payable by Shrewsbury.

By-laws

      Under the Business Corporation Act, the board of directors of a New Jersey corporation has the power to adopt, amend, or repeal the corporation's by-laws, unless such powers are reserved in the certificate of incorporation to the shareholders. Neither Valley's nor Shrewsbury's certificate of incorporation presently reserve such powers to shareholders.

Limitations of Liability of Directors and Officers

      Under the Business Corporation Act, a New Jersey corporation may include in its certificate of incorporation a provision that would eliminate or limit directors' or officers' liability to the corporation or to its shareholders, for monetary damage for breaches of their fiduciary duty of care. However, a director or officer cannot be relieved from liability or otherwise indemnified for any breach of duty based upon an act or omission:

•	in breach of the person's duty of loyalty to the corporation or its shareholders;

•	not in good faith or involving a knowing violation of law; or

•	resulting in the person's receipt of an improper personal benefit.

      Both Valley's and Shrewsbury's certificate of incorporation contains provisions that limit its directors' and officers' liability to the full extent permitted by New Jersey law.

Preferred Stock

      Both Valley's and Shrewsbury's certificate of incorporation contains so-called “blank check preferred stock” provisions—provisions whereby the board of directors can issue new shares of authorized but unissued preferred stock without shareholder approval. Neither Valley nor Shrewsbury currently has any preferred stock issued or outstanding.

INFORMATION INCORPORATED BY REFERENCE

      The following documents filed by Valley (Commission File No. 0-11179) with the SEC are hereby incorporated in this proxy statement-prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports filed on Form 8-K dated October 26, 2004, November 12, 2004, December 2, 2004 (two) and December 16, 2004;

•	The definitive proxy statement for our 2004 annual meeting of shareholders; and

•	The description of the Common Stock which is contained in our Registration Statement on Form 8-A including any amendment or report filed for the purpose of updating such description.

      All documents filed by Valley pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this document but before the earlier of (1) the date of the Shrewsbury meeting, or (2) the termination of the merger agreement, are hereby incorporated by reference into this document and shall be deemed a part of this document from the date they are filed.

      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement-prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement-prospectus.

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference room in Washington, D.C. The SEC's address in Washington, D.C. is 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      No person has been authorized to give any information or to make any representation other than what is included in this document, including filings on Form 425, which are superseded by this document. If any information or representation is given or made, it must not be relied upon as having been authorized.

OTHER MATTERS

      As of the date of this proxy statement, the Shrewsbury Board of Directors knows of no other matters to be presented for action by the shareholders at the meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matters.

LEGAL OPINION

      Pitney Hardin LLP, counsel to Valley, will pass upon certain legal matters relating to the issuance of the shares of Valley common stock offered hereby and certain tax consequences of the merger.

EXPERTS

      The consolidated financial statements of Valley as of December 31, 2003 and 2002 and for each of the two years then ended have been incorporated by reference in this proxy statement-prospectus and elsewhere in the registration statement in reliance upon the report of Ernst & Young LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated statements of income, changes in shareholders' equity, and cash flows of Valley National Bancorp for the year ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER, dated as of December 2, 2004 (this “Agreement”), is among Valley National Bancorp, a New Jersey corporation and registered bank holding company (“Valley”), Valley National Bank, a national banking association (“VNB”), Shrewsbury Bancorp, a New Jersey corporation and registered bank holding company (“Shrewsbury”) and Shrewsbury State Bank, a New Jersey state-chartered commercial bank (“SSB”).

RECITALS

      Valley desires to acquire Shrewsbury and Shrewsbury's Board of Directors has determined, based upon the terms and conditions hereinafter set forth, that the acquisition is in the best interests of Shrewsbury and its shareholders. The acquisition will be accomplished by merging Shrewsbury into Valley with Valley as the surviving corporation and, at the same time, merging SSB into VNB with VNB as the surviving bank, and Shrewsbury shareholders receiving the consideration hereinafter set forth. The Boards of Directors of Shrewsbury, Valley, SSB and VNB have duly adopted and approved this Agreement and the Board of Directors of Shrewsbury has directed that it be submitted to its shareholders for approval.

      NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
THE MERGER

      1.1.   The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereafter defined), Shrewsbury shall be merged with and into Valley (the “Merger”) in accordance with the New Jersey Business Corporation Act (the “NJBCA”) and Valley shall be the surviving corporation (the “Surviving Corporation”). Immediately following the Effective Time, SSB shall be merged with and into VNB as provided in Section 1.7 hereof.

      1.2.   Effect of the Merger. At the Effective Time, the Surviving Corporation shall be considered the same business and corporate entity as each of Valley and Shrewsbury and thereupon and thereafter, all the property, rights, privileges, powers and franchises of each of Valley and Shrewsbury shall vest in the Surviving Corporation and the Surviving Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of Valley and Shrewsbury and shall have succeeded to all of each of their relationships, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Corporation. In addition, any reference to either of Valley or Shrewsbury in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Corporation if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceeding to which either of Valley or Shrewsbury is a party shall not be deemed to have abated or to have discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had occurred; or the Surviving Corporation may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of Valley or Shrewsbury if the Merger had not occurred.

      1.3.   Certificate of Incorporation. The certificate of incorporation of Valley as it exists immediately prior to the Effective Time shall not be amended by the Merger, but shall continue as the certificate of incorporation of the Surviving Corporation until otherwise amended as provided by law.

      1.4.   Bylaws. The bylaws of Valley as they exist immediately prior to the Effective Date shall continue as the bylaws of the Surviving Corporation until otherwise amended as provided by law.

      1.5.   Directors and Officers. The directors and officers of Valley as of the Effective Time shall continue as the directors and officers of the Surviving Corporation.

      1.6.   Closing Date, Closing and Effective Time. Unless a different date, time and/or place are agreed to by the parties hereto, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., at the offices of Valley, 1455 Valley Road, Wayne New Jersey, on a date (the “Closing Date”) which shall be on the last day of the month which is ten business days or more following the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), with the exact date determined by Valley upon written notice to Shrewsbury (the “Closing Notice”). Simultaneous with or immediately following the Closing, Valley and Shrewsbury shall cause to be filed a certificate of merger, in form and substance satisfactory to Valley and Shrewsbury, with the Department of Treasury of the State of New Jersey (the “Certificate of Merger”). The Certificate of Merger shall specify as the “Effective Time” of the Merger a date and time following the Closing agreed to by Valley and Shrewsbury (which date and time the parties currently anticipate will be the close of business on the Closing Date).

      1.7.   The Bank Merger. Immediately following the Effective Time, SSB shall be merged with and into VNB (the “Bank Merger”) in accordance with the provisions of the National Bank Act and, to the extent applicable, New Jersey Banking Act of 1948 (the “Banking Act”) and the regulations of the New Jersey Department of Banking and Insurance (the “Department”), and VNB shall be the surviving bank (the “Surviving Bank”). Upon the consummation of the Bank Merger, the separate existence of SSB shall cease and the Surviving Bank shall be considered the same business and corporate entity as each of SSB and VNB and all of the property, rights, privileges, powers and franchises of each of SSB and VNB shall vest in the Surviving Bank and the Surviving Bank shall be deemed to have assumed all of the debts, liabilities, obligations and duties of each of SSB and VNB and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank. Upon the consummation of the Bank Merger, the articles of association and bylaws of VNB shall become the articles of association and bylaws of the Surviving Bank, the officers and employees of VNB and the officers and employees of SSB shall be the officers and employees of the Surviving Bank with such additions as officers as the Board of Directors of VNB shall determine, and the directors of VNB shall be the directors of the Surviving Bank. In connection with the execution of this Agreement, SSB and VNB shall execute and deliver a separate merger agreement (the “Bank Merger Agreement”) in substantially the form of Exhibit A, annexed hereto, for delivery to the Office of the Comptroller of the Currency (the “OCC”) and the Department for approval of the Bank Merger.

ARTICLE II
CONVERSION OF SHREWSBURY COMMON STOCK

      Each share of common stock, $5.00 par value per share, of Shrewsbury (“Shrewsbury Common Stock”), issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted or cancelled at the Effective Time in accordance with this Article II.

      2.1.   Conversion of Shrewsbury Common Stock; Exchange Ratio; Cash in Lieu of Fractional Shares. (a) At the Effective Time, subject to the other provisions of this Section 2.1, Section 2.2 and Section 2.6, each share of Shrewsbury Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Shrewsbury Common Stock held in Shrewsbury's treasury and (ii) shares of Shrewsbury Common Stock held directly or indirectly by

Valley or Shrewsbury or any of their respective Subsidiaries (except for DPC Shares, as such term is hereinafter defined), shall by virtue of the Merger and without any action on the part of Shrewsbury, Valley or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive, at the election of the holder thereof as provided in Section 2.2, either (x) that number of shares of common stock, no par value, of Valley (“Valley Common Stock”) multiplied by the Exchange Ratio (as defined below), or (y) cash in an amount equal to $48.00 (the “Per Share Cash Consideration”). No fractional shares of Valley Common Stock will be issued, and in lieu thereof, each holder of Shrewsbury Common Stock who would otherwise be entitled to a fractional interest will receive an amount in cash determined by multiplying such fractional interest by $48.00. For purposes of determining the Exchange Ratio, the following terms shall have the following meanings:

(i) “Closing Price” shall mean the closing sale price of Valley Common Stock on a Trading Day as supplied by the New York Stock Exchange (as reported in The Wall Street Journal or, if not reported thereby, another mutually agreed to authoritative source).

(ii) “Trading Day” shall mean a day for which a Closing Price is so supplied.

(iii) “Average Closing Price” shall mean the average of the Closing Prices on the ten Trading Days immediately preceding the date which is three business days prior to the Closing Date.

(iv) “Exchange Ratio” shall mean $48.00 (the “Per Share Stock Value”) divided by the Average Closing Price, rounded to three decimal places.

      (b) At the Effective Time, (i) all shares of Shrewsbury Common Stock that are owned by Shrewsbury as treasury stock and (ii) all shares of Shrewsbury Common Stock that are owned directly or indirectly by Valley or Shrewsbury or any of their respective Subsidiaries (other than shares of Shrewsbury Common Stock held by Valley or Shrewsbury or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Shrewsbury Common Stock, and shares of Valley Common Stock which are similarly held, being referred to herein as “DPC Shares”)), shall be canceled and shall cease to exist and no stock of Valley or other consideration shall be delivered in exchange therefor. All shares of Valley Common Stock that are owned by Shrewsbury or any of its Subsidiaries (other than DPC Shares) shall become treasury stock of Valley.

      (c) On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of Shrewsbury Common Stock (the “Certificates”) shall cease to have any rights as shareholders of Shrewsbury, except the right to receive the consideration set forth in this Section 2.1 for each such share held by them. The consideration which any one Shrewsbury shareholder may receive pursuant to this Section 2.1 is referred to herein as the “Merger Consideration” and the consideration which all of Shrewsbury shareholders are entitled to receive pursuant to this Section 2.1 is referred to herein as the “Aggregate Merger Consideration”.

      (d) Notwithstanding any provision herein to the contrary, if, during the period from the date hereof to the Effective Time, the shares of Valley Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, appropriate adjustments shall be made to the Exchange Ratio, if necessary to provide the Shrewsbury shareholders with the Merger Consideration set forth in Section 2.1.

      2.2.   Election Procedures.

      (a) Allocation. The allocation of the Aggregate Merger Consideration between cash and shares of Valley Common Stock shall be determined pursuant to this Section 2.2.

      (b) Ratio of Valley Common Stock to Cash. The number of shares of Shrewsbury Common Stock to be converted into the right to receive the Per Share Cash Consideration (the “Cash Election Number”) shall not be greater than 40% (the “Maximum Cash Percentage”) of the number of shares of Shrewsbury Common Stock outstanding immediately prior to the Effective Time.

      (c) Elections by Holders of Stock or Cash. Subject to the allocation and election procedures set forth in this Section 2.2, each record holder immediately prior to the Effective Time of shares of Shrewsbury Common Stock will be entitled (i) to elect to receive cash for all of such shares (a “Cash Election”), (ii) to elect to receive Valley Common Stock for all of such shares (a “Stock Election”), or (iii) to indicate that such record holder has no preference as to the receipt of cash or Valley Common Stock for such shares (a “Non-Election”). All such elections shall be made on a form designed for that purpose (a “Form of Election”) and in form and substance satisfactory to Valley and Shrewsbury. Holders of record of shares of Shrewsbury Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that each such Form of Election covers all the shares of Shrewsbury Common Stock held by each Representative for a particular beneficial owner.

      (d) Oversubscription for Cash Election. If the aggregate number of shares of Shrewsbury Common Stock covered by Cash Elections (the “Cash Election Shares”) exceeds the Cash Election Number, all shares of Shrewsbury Common Stock covered by Stock Elections (the “Stock Election Shares”) and all shares of Shrewsbury Common Stock covered by Non-Elections (the “Non-Election Shares”) shall be converted into the right to receive Valley Common Stock, and the Cash Election Shares shall be converted into the right to receive Valley Common Stock and cash in the following manner:

(i) the Exchange Agent (as hereinafter defined) will select from among the holders of Cash Election Shares on a pro rata basis a sufficient number of such shares (“Stock Designated Shares”) to receive Valley Common Stock such that the number of Cash Election Shares shall be equal as closely as practicable to, but not greater than, the Cash Election Number, and all such Stock Designated Shares shall be converted into the right to receive Valley Common Stock; and

(ii) the Cash Election Shares not so selected as Stock Designated Shares shall be converted into the right to receive cash.

      (e) Selection of Non-Election Shares If No Oversubscription. In the event that subparagraph (d) above is not applicable, all Cash Election Shares shall be converted into the right to receive cash, and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive Valley Common Stock.

      (f) Procedures for Holders' Elections. Elections shall be made by holders of Shrewsbury Common Stock by mailing to the Exchange Agent a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent by the holder and accompanied by the certificates representing the shares of Shrewsbury Common Stock as to which the election is being made (or properly completed, signed and submitted to the Exchange Agent by an appropriate bank or trust bank in the United States or a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. (the “NASD”) with a guarantee of delivery). Valley will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The good faith decision of Valley (or the Exchange Agent) in such matters shall be conclusive and binding, provided that neither Valley nor the Exchange Agent acts unreasonably. Neither Valley nor the Exchange Agent will be under any obligation to, but either or both of them may (if they choose to do so), notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by this Section 2.2 and all such computations shall be conclusive and binding on the holders of Shrewsbury Common Stock, provided that the Exchange Agent does not act unreasonably.

      (g) Failure of Holder to Elect. For the purpose hereof, a holder of Shrewsbury Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline (as hereinafter defined) shall be deemed to have made a Non-Election. If

Valley or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall, unless cured by the Election Deadline (as hereafter defined), be deemed to be of no force and effect and the shareholder or Representative making such purported Cash Election or Stock Election shall, for purposes hereof, be deemed to have made a Non-Election.

      (h) Mailing of Election Forms to Holders and Election Deadline. Valley and Shrewsbury shall each use its best efforts to mail the Form of Election to all persons who are holders of record of Shrewsbury Common Stock on the record date for the Shareholders' Meeting (as hereinafter defined) and who become holders of Shrewsbury Common Stock during the period between the record date for the Shareholders' Meeting and 10:00 a.m. New York time, on at least the date fifteen calendar days prior to the anticipated Effective Time and to make the Form of Election available to all persons who become holders of Shrewsbury Common Stock subsequent to such day and no later than the close of business on the Election Deadline. A Form of Election must be received by the Exchange Agent by the close of business on the fifth business day prior to the Closing (the “Election Deadline”) in order to be effective. Elections may be changed prior to the Election Deadline by delivering a later-dated Form of Election. All elections will be irrevocable following the Election Deadline.

      2.3.   Exchange of Shares.

      (a) Shrewsbury and Valley hereby appoint American Stock Transfer and Trust Company as the exchange agent (the “Exchange Agent”) for purposes of effecting the conversion of Shrewsbury Common Stock. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (a “Record Holder”) of a certificate or certificates which, immediately prior to the Effective Time represented outstanding shares of Shrewsbury Common Stock (the “Certificates”), a letter of transmittal in form mutually agreed upon by Valley and Shrewsbury (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Cash Consideration and/or Valley Common Stock (and cash in lieu of fractional shares) as provided in Section 2.1 hereof.

      (b) Upon surrender of Certificates for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the Record Holder shall be entitled to promptly receive in exchange for such Certificates the consideration as provided in Section 2.1 hereof and the Certificates so surrendered shall be canceled. The Exchange Agent shall not be obligated to deliver or cause to be delivered to any Record Holder the consideration to which such Record Holder would otherwise be entitled until such Record Holder surrenders the Certificates for exchange or, in default thereof, an appropriate Affidavit of Loss and Indemnity Agreement and/or a bond as may be reasonably required in each case by Valley. Notwithstanding the time of surrender of the Certificates, Record Holders shall be deemed shareholders of Valley for all purposes from the Effective Time, except that Valley shall withhold the payment of dividends from any Record Holder until such Record Holder effects the exchange of Certificates for Valley Common Stock. (Such Record Holder shall receive such withheld dividends, without interest, upon effecting the share exchange.)

      (c) After the Effective Time, there shall be no transfers on the stock transfer books of Shrewsbury of the shares of Shrewsbury Common Stock which were outstanding immediately prior to the Effective Time and, if any Certificates representing such shares are presented for transfer, they shall be canceled and exchanged for the consideration as provided in Section 2.1 hereof.

      (d) If payment of the consideration pursuant to Section 2.1 hereof is to be made in a name other than that in which the Certificates surrendered in exchange therefor is registered, it shall be a condition of such payment that the Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      2.4.   No Dissenters' Rights. Consistent with the provisions of the New Jersey Business Corporation Act, no shareholder of Shrewsbury shall have appraisal rights with respect to the Merger.

      2.5.   Cancelled Shares. Each DPC Share shall be canceled and retired at the Effective Time.

      2.6.   Valley Shares. The shares of Valley Common Stock outstanding at the Effective Time shall not be affected by the Merger, but along with the additional shares of Valley Common Stock to be issued as provided in Section 2.1 hereof, shall become the outstanding common stock of the Surviving Corporation.

      2.7.   Adjustment to Merger Consideration.

      (a) Immediately following the receipt by the parties of regulatory approvals with respect to the Merger, Valley shall have the opportunity to examine the books and records of Shrewsbury and as soon as possible thereafter shall deliver to Shrewsbury a written report setting forth the calculations of the Shareholders' Equity of Shrewsbury. “Shareholders' Equity” means the shareholders' equity of Shrewsbury as of the last day of the month immediately preceding the Closing Date prepared in accordance with GAAP (as such term is defined in Section 3.4) applied on a basis consistent with the preparation of the Shrewsbury Financial Statements (as such term is defined in Section 3.4). Notwithstanding the foregoing, Shareholders' Equity as of the Closing Date shall be determined after (i) accruing through the Closing Date all of the expenses (including professional fees and expenses) incurred by Shrewsbury in connection with the Merger whether or not then due, (ii) disregarding any of the adjustments required by SFAS No. 115, and (iii) adding back any cash dividends declared or paid in accordance with Section 5.2(a)(ii).

      (b) If Shrewsbury objects to the calculation of Shareholders' Equity, Shrewsbury shall, within three days after receipt of the calculation of Shareholders' Equity, deliver a written notice (the “Disputed Items Notice”) to Valley specifying in detail the basis for such objection and setting forth Shrewsbury's computation of the items in dispute (each, a “Disputed Item”). Valley and Shrewsbury shall promptly attempt to resolve the Disputed Items and agree upon the Shareholders' Equity.

      (c) If Valley shall not have received a Disputed Items Notice within three days after receipt by Shrewsbury of the calculation of Shareholders' Equity or prior thereto, Shrewsbury shall be deemed to have accepted by written notice to Valley the calculation of Shareholders' Equity; such calculation shall be conclusively presumed to be true and correct in all respects and shall be binding upon the parties hereto and may not be disputed by any party in any forum or by any means, and shall hereinafter be referred to as the “Final Calculation.”

      (d) To the extent that the Shareholders' Equity agreed to (or deemed agreed to) by the parties in the Final Calculation is less than $59,000,000, the amount of such deficiency shall be defined as the “Deficit.” In the event there is a Deficit, the Per Share Cash Consideration and the Per Share Stock Value used in calculating the Exchange Ratio shall each be reduced by an amount equal to the Deficit divided by the number of shares of Shrewsbury Common Stock issued and outstanding as of the Closing Date.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SHREWSBURY

      References herein to “Shrewsbury Disclosure Schedule” shall mean all of the disclosure schedules required by this Article III, dated as of the date hereof and referenced to the specific sections and subsections of Article III of this Agreement, which have been delivered on the date hereof by Shrewsbury to Valley or will be delivered pursuant to Section 5.11 by Shrewsbury to Valley. Shrewsbury hereby represents and warrants to Valley as follows:

      3.1.   Corporate Organization.

      (a) Shrewsbury is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. Shrewsbury has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as hereinafter defined) on Shrewsbury. Shrewsbury is registered as a bank holding company under The Bank Holding Company Act of 1956 (the “BHCA”).

      As used in this Agreement, the term “Material Adverse Effect” means, with respect to Valley or Shrewsbury, as the case may be, an effect which (i) is materially adverse to the business, results of operations, assets or financial condition of such party and its Subsidiaries on a consolidated basis, or (ii) materially impairs the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

      (b) All of the Subsidiaries of Shrewsbury are listed in the Shrewsbury Disclosure Schedule. The term “Subsidiary”, when used in this Agreement with respect to Shrewsbury, means any corporation, joint venture, association, partnership, trust or other entity in which Shrewsbury has, directly or indirectly at least a 50% interest or acts as a general partner. Each Subsidiary of Shrewsbury is duly organized, validly existing and in good standing under the laws of its state of incorporation. SSB is a commercial bank chartered under the laws of the State of New Jersey whose deposits are insured by the Bank Insurance Fund (the “BIF”) of the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law. Each Subsidiary of Shrewsbury has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Shrewsbury. The Shrewsbury Disclosure Schedule sets forth true and complete copies of the certificate of incorporation, articles of association, bylaws or other comparable formation and governing documents (together the “Charter Documents”) of Shrewsbury and of each Shrewsbury Subsidiary as in effect on the date hereof. Except as set forth in the Shrewsbury Disclosure Schedule, Shrewsbury does not own or control, directly or indirectly, any equity interest in any corporation, company, association, partnership, joint venture or other entity and owns no real estate, except (i) residential real estate acquired through foreclosure or deed in lieu of foreclosure in each individual instance with a fair market value less than $500,000 and (ii) real estate used for its banking premises.

      3.2.   Capitalization.

      The authorized capital stock of Shrewsbury consists of 10,000,000 shares of Shrewsbury Common Stock. As of the date hereof, there were 2,948,296 shares of Shrewsbury Common Stock issued and outstanding, and 224,536 shares issued and held in the treasury. As of December 3, 2004, after payment of a stock dividend by Shrewsbury, there will be 3,057,246 shares of Shrewsbury Common Stock issued and outstanding, and 224,736 shares issued and held in the treasury. All issued and outstanding shares of Shrewsbury Common Stock, and all issued and outstanding shares of capital stock or other securities of each Shrewsbury Subsidiary, have been duly authorized and validly issued, are fully paid, and nonassessable. The authorized capital stock of SSB consists of 1,423,090 shares of common stock, $5.00 par value. As of the date hereof, there were 1,415,090 shares of SSB common stock outstanding. All of the outstanding shares of capital stock of each Shrewsbury Subsidiary are owned by Shrewsbury and are free and clear of any liens, encumbrances, charges, restrictions or rights of third parties. Neither Shrewsbury nor any Shrewsbury Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Shrewsbury or any Shrewsbury Subsidiary or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

      3.3.   Authority; No Violation.

      (a) Subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Shrewsbury, and subject to the parties obtaining all necessary regulatory approvals, Shrewsbury and SSB have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of Shrewsbury and SSB. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of SSB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Shrewsbury or SSB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shrewsbury and SSB, and constitutes valid and binding obligations of Shrewsbury and SSB, enforceable against Shrewsbury and SSB in accordance with its terms.

      (b) Neither the execution and delivery of this Agreement by Shrewsbury and SSB, nor the consummation by Shrewsbury and SSB of the transactions contemplated hereby in accordance with the terms hereof, or compliance by Shrewsbury and SSB with any of the terms or provisions hereof, will (i) violate any provision of Shrewsbury's or SSB's Charter Documents, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Shrewsbury or SSB or any of their respective properties or assets, or (iii) except as set forth in the Shrewsbury Disclosure Schedule, to Shrewsbury's knowledge, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Shrewsbury or SSB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Shrewsbury or SSB is a party, or by which either or both of them or any of their respective properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually and in the aggregate will not have a Material Adverse Effect on Shrewsbury, and which will not prevent or delay the consummation of the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the Department, the Board of Governors of the Federal Reserve System (the “FRB”), the Securities and Exchange Commission (the “SEC”), applicable state securities bureaus or commissions and the shareholders of Shrewsbury, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of Shrewsbury or SSB in connection with (x) the execution and delivery by Shrewsbury and SSB of this Agreement and (y) the consummation by Shrewsbury and SSB of the transactions contemplated hereby and (z) the execution and delivery by SSB of the Bank Merger Agreement and the consummation by SSB of the transactions contemplated thereby.

      3.4.   Financial Statements.

      (a) The Shrewsbury Disclosure Schedule sets forth copies of the consolidated statements of condition of Shrewsbury as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the periods ended December 31 in each of the three years 2001 through 2003, in each case accompanied by the audit report of KPMG LLP, independent public accountants with respect to Shrewsbury, and Shrewsbury's unaudited Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of September 30, 2004, the monthly balance sheet of Shrewsbury and SSB as of September 30, 2004 and the monthly profit and loss statement of Shrewsbury and SSB for the nine months ended September 30, 2004 (collectively, the “Shrewsbury Financial Statements”). The

Shrewsbury Financial Statements (including the related notes with regard to audited Shrewsbury Financial Statements) have been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, and fairly present the consolidated financial condition of Shrewsbury as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders' equity and cash flows fairly present the results of the consolidated operations, stockholders' equity and cash flows of Shrewsbury for the respective periods set forth therein.

      (b) The books and records of Shrewsbury and its Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

      (c) Except as set forth in the Shrewsbury Disclosure Schedule and except to the extent reflected, disclosed or reserved against in the Shrewsbury Financial Statements, as of September 30, 2004 neither Shrewsbury nor any of its Subsidiaries had any liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Shrewsbury or any of its Subsidiaries and which are required by GAAP to be disclosed in the Shrewsbury Financial Statements. Except as set forth in the Shrewsbury Disclosure Schedule, since September 30, 2004 and to the date hereof, neither Shrewsbury nor any of its Subsidiaries have incurred any material liabilities except in the ordinary course of business and consistent with prudent banking practice, except as specifically contemplated by this Agreement.

      (d) The Shrewsbury Disclosure Schedule includes a copy of Shrewsbury's Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) which includes information regarding “off-balance sheet arrangements” effected by Shrewsbury.

      (e) KPMG LLP which has expressed its opinion with respect to the financial statements of Shrewsbury and its subsidiaries (including the related notes), and to the knowledge of Shrewsbury, is and has been throughout the periods covered by such financial statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 “SOX”)), (y) “independent” with respect to Shrewsbury within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. The Shrewsbury Disclosure Schedule lists all non-audit services performed by KPMG LLP for Shrewsbury and its Subsidiaries since January 1, 2001.

      (f) Shrewsbury maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide reasonable assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Shrewsbury and to maintain accountability for Shrewsbury's consolidated assets; (iii) access to Shrewsbury's assets is permitted only in accordance with management's authorization; (iv) the reporting of Shrewsbury's assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

      3.5.   Brokerage Fees; Financial Advisor. Other than Sandler O'Neill & Partners, L.P. (the “Investment Banker”), neither Shrewsbury nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker or finder or incurred any liability for any broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement. Copies of Shrewsbury's agreements with the Investment Banker are set forth in the Shrewsbury Disclosure Schedule. The Investment Banker has delivered to Shrewsbury its oral opinion with respect to the fairness, from a financial point of view, of the Aggregate Merger Consideration to the shareholders of Shrewsbury in the Merger. Other than pursuant to the agreement with the Investment Banker, there are no fees (other than time charges billed at usual and customary rates) payable to any consultants, including lawyers and accountants, in connection with this transaction or which would be triggered by consummation of this transaction or the termination of the services of such consultants by Shrewsbury or any of its Subsidiaries.

      3.6.   Absence of Certain Changes or Events.

      (a) There has not been any material adverse change in the business, operations, assets or financial condition of Shrewsbury and its Subsidiaries on a consolidated basis since September 30, 2004 and to Shrewsbury's knowledge, no facts or conditions exist which Shrewsbury believes will cause or is likely to cause such a material adverse change in the future.

      (b) Except as set forth in the Shrewsbury Disclosure Schedule, neither Shrewsbury nor any of its Subsidiaries has taken or permitted any of the actions set forth in Section 5.2 hereof between September 30, 2004 and the date hereof and Shrewsbury and the Shrewsbury Subsidiaries have conducted their business only in the ordinary course, consistent with past practice.

      3.7.   Legal Proceedings. Except as disclosed in the Shrewsbury Disclosure Schedule, neither Shrewsbury nor any of its Subsidiaries is a party to any, and there are no pending or, to Shrewsbury's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Shrewsbury or any of its Subsidiaries. Except as disclosed in the Shrewsbury Disclosure Schedule, neither Shrewsbury nor any of its Subsidiaries is a party to any order, judgment or decree entered against Shrewsbury or any Shrewsbury Subsidiary in any lawsuit or proceeding.

      3.8.   Taxes and Tax Returns.

      (a) Shrewsbury, SSB and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and, except as set forth in the Shrewsbury Disclosure Schedule, each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due on such Returns, other than Taxes or other charges which are being contested in good faith (and disclosed to Valley in writing). Shrewsbury, SSB and each of their Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Shrewsbury, SSB or any Subsidiary through such date, which reserves are adequate for such purposes. Except as set forth in the Shrewsbury Disclosure Schedule, the federal income tax Returns of Shrewsbury, SSB and each of their Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Shrewsbury Disclosure Schedule, the applicable state income and local tax returns of Shrewsbury, SSB and each of their Subsidiaries have been examined by the applicable authorities (or are closed to examination due to the expiration of the statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. To the knowledge of each of Shrewsbury and SSB, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Shrewsbury, SSB or any of their Subsidiaries, nor has Shrewsbury, SSB or any of their Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

      (b) Except as set forth in the Shrewsbury Disclosure Schedule, neither Shrewsbury, SSB nor any of their Subsidiaries: (i) has requested any extension of time within which to file any tax Return which Return has not since been filed; (ii) is a party to any agreement providing for the allocation or sharing of taxes (except agreements between and/or among Shrewsbury, SSB and/or any of their Subsidiaries; (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Internal Revenue Code of 1986, as amended (the “Code”), by reason of a voluntary change in accounting method initiated by Shrewsbury, SSB or any Subsidiary (nor does Shrewsbury or SSB have any knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (v) has been included in any “consolidated,” “unitary” or “combined” Return (other than the Returns which include Shrewsbury, SSB and each of their Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality; (vi) has participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); (vii) is a party to any agreement or arrangement that would result, separately or in the aggregate, in the actual or deemed payment by Shrewsbury, SSB or any of their Subsidiaries of any “excess parachute payments” within the meaning of Section 280G of the Code; and/or (viii) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

      (c) Except as set forth in the Shrewsbury Disclosure Schedule, (i) Shrewsbury, SSB and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Shrewsbury, SSB and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) will not result in a Material Adverse Effect on Shrewsbury.

      (d) Shrewsbury has made available to Valley correct and complete copies of: (i) all material Returns filed within the past three years by Shrewsbury, SSB and each of their Subsidiaries; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to Taxes due from or with respect to Shrewsbury, SSB or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by Shrewsbury, SSB or any of its Subsidiaries with any Governmental Entities within the past five years with respect to Taxes.

      (e) For purposes of this Agreement, the terms: (i) “Tax” or “Taxes” means: (A) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and other recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign, including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis and such term shall include any interest, fines penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (B) any liability for the payment of any amounts described in (A) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (C) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other person with respect to the payment of any amounts of the type described in (A) or (B); (ii) “Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, which is required to be filed with a Governmental Entity; and (iii) “Governmental Entity” means any (A) Federal, state, local, municipal or foreign government, (B) governmental, quasi-governmental authority (including any governmental agency, commission, branch, department or official, and any court or other tribunal) or body exercising, or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (C) any self-regulatory organization, administrative or regulatory agency, commission or authority.

      3.9.   Employee Benefit Plans.

      (a) Except as disclosed in the Shrewsbury Disclosure Schedule, neither Shrewsbury nor any of its Subsidiaries maintains or contributes to any “employee pension benefit plan”, within the meaning of Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Shrewsbury Pension Plans”), “employee welfare benefit plan”, within the meaning of Section 3(1) of ERISA (the “Shrewsbury Welfare Plans”), stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, program or arrangement. Neither Shrewsbury nor any of its Subsidiaries has, since September 2, 1974, contributed to any “Multiemployer Plan”, within the meaning of Sections 3(37) and 4001(a)(3) of ERISA.

      (b) Shrewsbury has delivered to Valley in the Shrewsbury Disclosure Schedule a complete and accurate copy of each of the following with respect to each of the Shrewsbury Pension Plans and Shrewsbury Welfare Plans: (i) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter or opinion letter, if any; (iv) most recent actuarial report, if any; and (v) most recent annual report on Form 5500, if any.

      (c) The present value of all accrued benefits both vested and non-vested under each of the Shrewsbury Pension Plans subject to Title IV of ERISA, based upon the actuarial assumptions used for purposes of the most recent actuarial valuation prepared by such Shrewsbury Pension Plan's actuary, did not exceed the then current value of the assets of such plans allocable to such accrued benefits. To Shrewsbury's knowledge, the actuarial assumptions then utilized for such plans were reasonable and appropriate as of the last valuation date and reflect then current market conditions.

      (d) Except as disclosed on the Shrewsbury Disclosure Schedule, during the last six years, the Pension Benefit Guaranty Corporation (the “PBGC”) has not asserted any claim for liability against Shrewsbury or any of its Subsidiaries which has not been paid in full.

      (e) All premiums (and interest charges and penalties for late payment, if applicable) due to the PBGC with respect to each Shrewsbury Pension Plan have been paid. All contributions required to be made to each Shrewsbury Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of Shrewsbury and its Subsidiaries which have not been paid have been properly recorded on the books of Shrewsbury and its Subsidiaries.

      (f) Except as disclosed on the Shrewsbury Disclosure Schedule, each of the Shrewsbury Pension Plans, the Shrewsbury Welfare Plans and each other plan and arrangement identified on the Shrewsbury Disclosure Schedule has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, the IRS has issued a favorable determination or opinion letter, which takes into account the Tax Reform Act of 1986 and (to the extent it mandates currently applicable requirements) subsequent legislation, with respect to each of the Shrewsbury Pension Plans and Shrewsbury is not aware of any fact or circumstance which would disqualify any such plan, that could not be retroactively corrected (in accordance with the procedures of the IRS).

      (g) To Shrewsbury's knowledge, except as disclosed on the Shrewsbury Disclosure Schedule, no non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any of the Shrewsbury Welfare Plans or Shrewsbury Pension Plans.

      (h) No Shrewsbury Pension Plan or any trust created thereunder has been terminated, nor have there been any “reportable events”, within the meaning of Section 4034(b) of ERISA, with respect to any of the Shrewsbury Pension Plans.

      (i) To Shrewsbury's knowledge, except as disclosed on the Shrewsbury Disclosure Schedule, no “accumulated funding deficiency”, within the meaning of Section 412 of the Code, has been incurred with respect to any of the Shrewsbury Pension Plans.

      (j) There are no pending, or, to Shrewsbury's knowledge, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Shrewsbury Pension

Plans or the Shrewsbury Welfare Plans, any trusts related thereto or any other plan or arrangement identified in the Shrewsbury Disclosure Schedule.

      (k) Except as disclosed in the Shrewsbury Disclosure Schedule, no Shrewsbury Pension or Welfare Plan provides medical or death benefits (whether or not insured) beyond an employee's retirement or other termination of service, other than (i) coverage mandated by law, or (ii) death benefits under any Shrewsbury Pension Plan.

      (l) Except with respect to customary health, life and disability benefits or as disclosed in the Shrewsbury Disclosure Schedule, there are no unfunded benefits obligations which are not accounted for by reserves shown on the Shrewsbury Financial Statements and established under GAAP, or otherwise noted on such financial statements.

      (m) With respect to each Shrewsbury Pension and Welfare Plan that is funded wholly or partially through an insurance policy, there will be no liability of Shrewsbury or any Shrewsbury Subsidiary as of the Effective Time under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to or at the Effective Time.

      (n) Except as may hereafter be expressly agreed to by Valley in writing or as disclosed on the Shrewsbury Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Shrewsbury or any Shrewsbury Subsidiary to severance pay, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, accelerate the vesting, or increase the amount, of any compensation or benefits due to any current employee or former employee under any Shrewsbury Pension Plan or Shrewsbury Welfare Plan.

      (o) Except for the Shrewsbury Pension Plans and the Shrewsbury Welfare Plans, and except as set forth on the Shrewsbury Disclosure Schedule, Shrewsbury has no deferred compensation agreements, understandings or obligations for payments or benefits to any current or former director, officer or employee of Shrewsbury or any Shrewsbury Subsidiary or any predecessor of any of them. The Shrewsbury Disclosure Schedule sets forth (or lists, if previously delivered to Valley with respect to such items and any supplemental retirement plan or arrangement): (i) true and complete copies of the deferred compensation agreements, understandings or obligations with respect to each such current or former director, officer or employee, and (ii) the most recent actuarial or other calculation of the present value of such payments or benefits.

      (p) Except as set forth in the Shrewsbury Disclosure Schedule, Shrewsbury does not maintain or otherwise pay for life insurance policies (other than group term life policies on employees) with respect to any director, officer or employee. The Shrewsbury Disclosure Schedule lists each such insurance policy and any agreement with a party other than the insurer with respect to the payment, funding or assignment of such policy. To Shrewsbury's knowledge, neither Shrewsbury nor any Shrewsbury Pension Plan or Shrewsbury Welfare Plan owns any individual or group insurance policies issued by an insurer which has been found to be insolvent or is in rehabilitation pursuant to a state proceeding.

      (q) Except as set forth in the Shrewsbury Disclosure Schedule, Shrewsbury does not maintain any retirement plan for directors. The Shrewsbury Disclosure Schedule sets forth the complete documentation and actuarial evaluation of any such plan.

      3.10. Reports. Except as set forth in the Shrewsbury Disclosure Schedule, SSB has, since January 1, 2001, duly filed with the Department and the FDIC, and Shrewsbury has duly filed with the FRB, in correct form all documentation required to be filed under applicable laws and regulations, and Shrewsbury promptly will deliver or make available to Valley accurate and complete copies of such documentation. The Shrewsbury Disclosure Schedule lists all examinations of SSB conducted by the Department and the FDIC since January 1, 2001 and the dates of any responses thereto submitted by SSB.

      3.11. Shrewsbury and SSB Information. The information relating to Shrewsbury, SSB and the other Shrewsbury Subsidiaries, this Agreement and the transactions contemplated hereby to be contained in the Proxy Statement-Prospectus (as defined in Section 5.6(a) hereof) to be delivered to shareholders of Shrewsbury in connection with their approval of the Merger, as of the date the Proxy Statement-Prospectus is mailed to shareholders of Shrewsbury, and up to and including the date of the Shareholders Meeting (as defined in Section 5.7 hereof), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      3.12. Compliance with Applicable Law.

      (a) Except as set forth in the Shrewsbury Disclosure Schedule, each of Shrewsbury and the Shrewsbury Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to each, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to Shrewsbury or any of its Subsidiaries, including, without limitation, consumer, community and fair lending laws (other than where such defaults or non-compliances will not, alone or in the aggregate, result in a Material Adverse Effect on Shrewsbury) and neither Shrewsbury nor any of the Shrewsbury Subsidiaries has received notice of violation of, and Shrewsbury does not know of any violations of, any of the above.

      (b) Without limiting the foregoing, to Shrewsbury's knowledge (i) SSB has complied in all material respects with the Community Reinvestment Act (“CRA”) and (ii) no person or group would object to the consummation of this Merger due to the CRA performance of or rating of SSB. Except as listed on the Shrewsbury Disclosure Schedule to Shrewsbury's knowledge, no person or group has adversely commented upon SSB's CRA performance.

      3.13. Certain Contracts.

      (a) Except as disclosed in the Shrewsbury Disclosure Schedule, (i) neither Shrewsbury nor any Shrewsbury Subsidiary is a party to or bound by any contract or understanding (whether written or oral) with respect to the employment or termination of any present or former officers, employees, directors or consultants and (ii) the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Shrewsbury or any Shrewsbury Subsidiary to any officer, employee, director or consultant thereof. The Shrewsbury Disclosure Schedule sets forth true and correct copies of all employment agreements or termination agreements with officers, employees, directors, or consultants to which Shrewsbury or any Shrewsbury Subsidiary is a party.

      (b) Except as disclosed in the Shrewsbury Disclosure Schedule (i) as of the date of this Agreement, neither Shrewsbury nor any Shrewsbury Subsidiary is a party to or bound by any commitment, agreement or other instrument which contemplates the payment by Shrewsbury, SSB or any Shrewsbury Subsidiary of amounts in excess of $100,000, and which has a term extending beyond June 30, 2005 and cannot be terminated by Shrewsbury, SSB or a Shrewsbury Subsidiary without consent of the other party thereto, (ii) no commitment, agreement or other instrument to which Shrewsbury or any Shrewsbury Subsidiary is a party or by which any of them is bound limits the freedom of Shrewsbury or any Shrewsbury Subsidiary to compete in any line of business or with any person, and (iii) neither Shrewsbury nor any Shrewsbury Subsidiary is a party to any collective bargaining agreement.

      (c) Except as disclosed in the Shrewsbury Disclosure Schedule, neither Shrewsbury nor any Shrewsbury Subsidiary or, to Shrewsbury's knowledge, any other party thereto, is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan or other commitment (except those under which SSB is or will be the creditor) or arrangement.

      3.14. Properties and Insurance.

      (a) To Shrewsbury's knowledge, and except as set forth in the Shrewsbury Disclosure Schedule, Shrewsbury and its Subsidiaries have good, and as to owned real property marketable, title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Shrewsbury's consolidated balance sheet as of December 31, 2003, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 2003 either (A) to third parties in arm's length transactions or (B) to insiders or to directors or officers of Shrewsbury pursuant to the approval of the board of directors of Shrewsbury and for fair value), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in such balance sheet or the notes thereto or incurred in the ordinary course of business after the date of such balance sheet, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, operations, assets, and financial condition of Shrewsbury and its Subsidiaries taken as a whole and (iv) with respect to owned real property, title imperfections noted in title reports delivered to Valley prior to the date hereof. Shrewsbury and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by them. The Shrewsbury Disclosure Schedule lists all leases pursuant to which Shrewsbury or any Shrewsbury Subsidiary occupies any real property and for each such lease lists annual base rentals, annual add-ons for taxes, maintenance and the like, the annual increases to the end of the lease, the expiration date and any option terms.

      (b) The Shrewsbury Disclosure Schedule lists all policies of insurance covering business operations and all insurable properties and assets of Shrewsbury and its Subsidiaries showing all risks insured against, in each case under valid, binding and enforceable policies or bonds, with such amounts and such deductibles as are specified. As of the date hereof, neither Shrewsbury nor any of its Subsidiaries has received any notice of cancellation or notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

      3.15. Minute Books. The minute books of Shrewsbury and its Subsidiaries contain records that are accurate in all material respects of all meetings and other corporate action held of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

      3.16. Environmental Matters. Except as set forth in the Shrewsbury Disclosure Schedule:

      (a) Neither Shrewsbury nor any Shrewsbury Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Shrewsbury or such Shrewsbury Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters, which correction or cleanup would be material to the business, operations, assets or financial condition of Shrewsbury and the Shrewsbury Subsidiaries taken as a whole. Except as disclosed on the Shrewsbury Disclosure Schedule, Shrewsbury has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by Shrewsbury or any Shrewsbury Subsidiary, as OREO or otherwise, or owned or controlled by Shrewsbury or any Shrewsbury Subsidiary as a trustee or fiduciary (collectively, “Properties”), in any manner that violates or, after the lapse of time is reasonably likely to violate, any presently existing federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a Material Adverse Effect on Shrewsbury.

      (b) Shrewsbury has no knowledge that any of the Properties has been operated in any manner in the three years prior to the date of this Agreement that violated any applicable federal, state or local law or regulation governing or pertaining to toxic or hazardous substances and materials, the violation of which would have a Material Adverse Effect on Shrewsbury.

      (c) To Shrewsbury's knowledge, except as set forth in the Shrewsbury Disclosure Schedule, there are no underground storage tanks on, in or under any of the Properties and no underground storage tanks have been closed or removed from any of the Properties while the property was owned, operated or controlled by Shrewsbury or any Shrewsbury Subsidiary.

      3.17. Reserves. As of the date hereof, the reserve for loan and lease losses in the Shrewsbury Financial Statements is adequate based upon past loan loss experiences and potential losses in the current portfolio to cover all known or anticipated loan losses.

      3.18. No Excess Parachute Payments. Except as set forth in the Shrewsbury Disclosure Schedule, no officer, director, employee or agent (or former officer, director, employee or agent) of Shrewsbury or any Shrewsbury Subsidiary is entitled now, or will or may be entitled to as a consequence of this Agreement, the Merger or the Bank Merger, to any payment or benefit from Shrewsbury, a Shrewsbury Subsidiary, Valley or VNB which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder.

      3.19. Agreements with Bank Regulators. Except as set forth in the Shrewsbury Disclosure Schedule, neither Shrewsbury nor any Shrewsbury Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign (“Governmental Entity”) which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Valley by Shrewsbury prior to the date of this Agreement, nor has Shrewsbury been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Shrewsbury nor any Shrewsbury Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Valley by Shrewsbury prior to the date of this Agreement.

      3.20. Insider Loans. The Shrewsbury Disclosure Schedule sets forth, as of September 30, 2004, each loan, extension of credit, or guaranty from Shrewsbury or any of its Subsidiaries to any director or executive officer of Shrewsbury including (i) the name of the person receiving the benefit of loan, extension of credit or guaranty, (ii) the outstanding principal amount of such loan or extension of credit, and (iii) type of loan.

      3.21. Disclosure Controls and Procedures. Except as set forth in the Shrewsbury Disclosure Schedule, since December 31, 2002 Shrewsbury and each of its Subsidiaries has had in place disclosure controls and procedures reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by SSB in the reports that it files or submits to either the FDIC or the Department recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the FDIC or the Department, as the case may be, and that such information is accumulated and communicated to Shrewsbury's management as appropriate to allow timely decisions regarding required disclosure. Shrewsbury maintains internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth in the Shrewsbury Disclosure Schedule, none of Shrewsbury's or its Subsidiaries' records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Shrewsbury or its Subsidiaries or accountants.

      3.22. Disclosure. No representation or warranty contained in Article III of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF VALLEY

      References herein to the “Valley Disclosure Schedule” shall mean all of the disclosure schedules required by this Article IV, dated as of the date hereof and referenced to the specific sections and subsections of Article IV of this Agreement, which have been delivered on the date hereof by Valley to Shrewsbury or will be delivered pursuant to Section 5.11 by Valley to Shrewsbury. Valley hereby represents and warrants to Shrewsbury as follows:

      4.1.   Corporate Organization.

      (a) Valley is a corporation duly organized and validly existing and in good standing under the laws of the State of New Jersey. Valley has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Valley. Valley is registered as a bank holding company under the BHCA.

      (b) All of the Subsidiaries of Valley are listed in the Valley Disclosure Schedule. The term “Subsidiary” when used in this Agreement with reference to Valley, means any corporation, joint venture, association, partnership, trust or other entity in which Valley has, directly or indirectly, at least a 50% interest or acts as a general partner. Each Subsidiary of Valley is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation. VNB is a national bank whose deposits are insured by the BIF of the FDIC to the fullest extent permitted by law. Each Subsidiary of Valley has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Valley.

      4.2.   Capitalization. The authorized capital stock of Valley consists solely of 157,042,457 shares of Valley Common Stock and 30,000,000 shares of preferred stock, no par value per share (the “Valley Preferred Stock”), which may be divided into classes and into series within any class as determined by the Board of Directors. As of September 30, 2004, there were 98,724,038 shares of Valley Common Stock issued and outstanding net of treasury stock, and 173,166 treasury shares and no shares of Preferred Stock outstanding. Since September 30, 2004, to and including the date of this Agreement, no additional shares of Valley Common Stock have been issued except in connection with exercises of options granted under the 1989 Long-Term Stock Incentive Plan of Valley and the 1999 Long-Term Stock Incentive Plan of Valley (collectively, the “Valley Option Plans”) or grants under the Valley Option Plans or grants or options under any option or stock plan assumed by Valley in connection with any other acquisition (the “Acquired Stock Plans”). As of September 30, 2004, except for 2,363,122 shares of Valley Common Stock issuable upon exercise of outstanding stock options and stock appreciation rights granted pursuant to the Valley Option Plans or the Acquired Stock Plans, there were no shares of Valley Common Stock issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of Valley Common Stock, and all issued and outstanding shares of capital stock of Valley's Subsidiaries, have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, and are free and clear of all liens, encumbrances, charges, restrictions or rights of third parties. All of the outstanding shares of capital stock of Valley's Subsidiaries are owned directly or indirectly by Valley free and clear of any liens, encumbrances, charges, restrictions or rights of third parties, except as listed in the Valley Disclosure Schedule. Except for the options and stock appreciation rights referred to above under the Valley Option Plans, neither Valley nor any of Valley's Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Valley or Valley's Subsidiaries or any securities representing the right to otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

      4.3. Authority; No Violation.

      (a) Valley and VNB have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. Valley has a sufficient number of authorized but unissued shares of Valley Common Stock to pay the consideration for the Merger set forth in Article II of this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of Valley and VNB. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of VNB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Valley and VNB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Valley and VNB and constitutes a valid and binding obligation of Valley and VNB, enforceable against Valley and VNB in accordance with its terms.

      (b) Neither the execution or delivery of this Agreement nor the consummation by Valley and VNB of the transactions contemplated hereby in accordance with the terms hereof, will (i) violate any provision of the Charter Documents of Valley or of VNB, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Valley or VNB or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Valley or VNB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Valley or VNB is a party, or by which Valley or VNB or any of their properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as in the aggregate will not have a Material Adverse Effect on Valley, or the ability of Valley and VNB to consummate the transactions contemplated hereby. Except for consents and approvals of or filings or registrations with or notices to the OCC, the Department, the FRB, the SEC, or applicable state securities bureaus or commissions and the shareholders of Valley, no consents or approvals of or filings or registrations with or notices to any third party or any public body or authority are necessary on behalf of Valley or VNB in connection with (a) the execution and delivery by Valley or VNB of this Agreement, (b) the consummation by Valley of the Merger and the other transactions contemplated hereby and (c) the execution and delivery by VNB of the Bank Merger Agreement and the consummation by VNB of the Bank Merger and other transactions contemplated thereby.

      4.4. Financial Statements.

      (a) Valley's Annual Reports on form 10-K filed with the SEC under the Securities Exchange Act of 1934 (the “1934 Act”) and available on the SEC's EDGAR system set forth the consolidated statements of financial condition of Valley as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the periods ended December 31 in each of the three years 2001 through 2003, in each case accompanied by the audit report of Valley's independent public accountants, and Valley's Quarterly

Reports on Form 10-Q filed with the SEC under the 1934 Act and available on the SEC's EDGAR system set forth the unaudited consolidated statements of condition of Valley as of September 30, 2004 and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the three- and nine- month periods then ended as reported in Valley's Quarterly Report on Form 10-Q, filed with the SEC under the 1934 Act (collectively, the “Valley Financial Statements”). The Valley Financial Statements (including the related notes), have been prepared in accordance with GAAP consistently applied during the periods involved, and fairly present the consolidated financial position of Valley as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders' equity and of cash flows (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in stockholders' equity and of cash flows of Valley for the respective fiscal periods set forth therein.

      (b) The books and records of Valley and its subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

      (c) Except as and to the extent reflected, disclosed or reserved against in the Valley Financial Statements (including the notes thereto), as of September 30, 2004 neither Valley nor any of its Subsidiaries had or has, as the case may be, any material obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of Valley or any of its Subsidiaries and which are required by GAAP to be disclosed in the Valley Financial Statements. Since September 30, 2004, neither Valley nor any of its Subsidiaries have incurred any material liabilities, except in the ordinary course of business and consistent with prudent banking practice.

      4.5. Brokerage Fees. Except for fees to be paid to MG Advisors, Inc., neither Valley nor VNB nor any of their respective directors or officers has employed any broker or finder or incurred any liability for any broker's or finder's fees or commissions in connection with any of the transactions contemplated by this Agreement.

      4.6. Absence of Certain Changes or Events. Except as disclosed in the Valley Disclosure Schedule, there has not been any material adverse change in the business, operations, assets or financial condition of Valley and Valley's Subsidiaries on a consolidated basis since September 30, 2004 and to Valley's knowledge, no fact or condition exists which Valley believes will cause or is likely to cause such a material adverse change in the future.

      4.7. Valley Information. The information relating to Valley and its Subsidiaries, this Agreement and the transactions contemplated hereby to be contained in the Registration Statement and Proxy Statement-Prospectus (as defined in Section 5.6(a) hereof), as of the date of the mailing of the Proxy Statement-Prospectus to shareholders of Shrewsbury, and up to and including the date of the Shareholders Meeting (as defined in Section 5.7 hereof), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement shall comply as to form in all material respects with the provisions of the 1933 Act, the 1934 Act and the rules and regulations promulgated thereunder.

      4.8. Capital Adequacy. As of the date of this Agreement Valley has, and at the Effective Time, after taking into effect the Merger and the transactions contemplated hereunder, Valley will have, sufficient capital to satisfy all applicable regulatory capital requirements.

      4.9. Valley Common Stock. As of the date hereof, Valley has available and reserved shares of Valley Common Stock sufficient for issuance pursuant to the Merger and upon the exercise of Valley Stock Options subsequent thereto. The Valley Common Stock to be issued hereunder pursuant to the Merger, and upon exercise of the Valley Stock Options, when so issued, will be duly authorized and validly issued, fully paid, nonassessable, free of preemptive rights and free and clear of all liens, encumbrances or restrictions created by or through Valley, with no personal liability attaching to the ownership thereof. The Valley Common Stock to be issued hereunder pursuant to the Merger, and upon exercise of the Valley Stock Options, when so issued, will be registered under the 1933 Act and issued in accordance with all applicable state and federal laws, rules and regulations, and will be approved or listed for trading on the NYSE.

      4.10. Legal Proceedings. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor its Subsidiaries is a party to any, and there are no pending or, to Valley's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Valley or any of its Subsidiaries which, if decided adversely to Valley, or any of its Subsidiaries, would have a Material Adverse Effect on Valley. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of Valley's Subsidiaries is a party to any order, judgment or decree entered against Valley or any such Subsidiary in any lawsuit or proceeding which would have a material adverse effect on the business, operations, assets or financial condition of Valley and its Subsidiaries on a consolidated basis.

      4.11. Taxes and Tax Returns. To Valley's knowledge, Valley and its Subsidiaries have duly filed (and until the Effective Time will so file) all Returns required to be filed by them in respect of any federal, state and local taxes (including withholding taxes, penalties or other payments required) and have duly paid (and until the Effective Time will so pay) all such Taxes due and payable, other than Taxes or other charges which are being contested in good faith. Valley and its Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all federal, state and local Taxes not yet due and payable, but incurred in respect of Valley and its Subsidiaries through such date, which reserves are, to Valley's knowledge, adequate for such purposes. No deficiencies exist or have been asserted based upon the federal income tax returns of Valley and VNB.

      4.12. Employee Benefit Plans.

      (a) Valley and its Subsidiaries maintain or contribute to certain “employee pension benefit plans” (the “Valley Pension Plans”), as such term is defined in Section 3 of ERISA, and “employee welfare benefit plans” (the “Valley Welfare Plans”), as such term is defined in Section 3 of ERISA. Since September 2, 1974, neither Valley nor its Subsidiaries have contributed to any “Multiemployer Plan”, as such term is defined in Section 3(37) of ERISA.

      (b) Except as set forth on the Valley Disclosure Schedule, to Valley's knowledge, each of the Valley Pension Plans and each of the Valley Welfare Plans has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

      (c) To Valley's knowledge, no “accumulated funding deficiency” within the meaning of Section 412 of the Code has been incurred with respect to any of the Valley Pension Plans.

      (d) Except with respect to customary health, life and disability benefits or as disclosed on the Valley Disclosure Schedule, there are no unfunded benefit obligations which are not accounted for by reserves shown on the financial statements of Valley and established under GAAP or otherwise noted on such financial statements.

      4.13. Compliance with Applicable Law. Except as set forth on the Valley Disclosure Schedule, Valley and its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to Valley and its Subsidiaries (other than where such default or non-compliance will not result in a material adverse effect on the business, operations, assets or financial condition of Valley and its Subsidiaries on a consolidated basis) and Valley has not received notice of violations of, and does not know of any violations of, any of the above. Without limiting the foregoing, to Valley's knowledge (i) VNB has complied in all material respects with the CRA and (ii) no person or group would object to the consummation of the Merger due to the CRA performance or rating of VNB. To Valley's knowledge, except as listed on the Valley Disclosure Schedule, no person or group has adversely commented upon VNB's CRA performance.

      4.14.   Minute Books. The minute books of Valley and its Subsidiaries contain records that are accurate in all material respects of all meetings and other corporate action held of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

      4.15. Environmental Matters. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of its Subsidiaries has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Valley or any of its Subsidiaries (either directly or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) is responsible for the correction or clean-up of any condition material to the business, operations, assets or financial condition of Valley or its Subsidiaries. Except as disclosed in the Valley Disclosure Schedule, Valley has no knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any property owned or leased by Valley or any of its Subsidiaries in any manner that violates or, after the lapse of time may violate, any presently existing federal, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a Material Adverse Effect on Valley.

      4.16. Reserves. As of the date hereof, the reserve for loan and lease losses in the Valley Financial Statements is, to Valley's knowledge, adequate based upon past loan loss experiences and potential losses in the current portfolio to cover all known or anticipated loan losses.

      4.17. Agreements with Bank Regulators. Except as set forth on the Valley Disclosure Schedule, neither Valley nor any Valley Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Valley been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither VNB nor any Valley Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Shrewsbury by Valley prior to the date of this Agreement.

      4.18. Disclosures. No representation or warranty contained in Article IV of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE V
COVENANTS OF THE PARTIES

      5.1. Conduct of the Business of Shrewsbury. During the period from the date of this Agreement to the Effective Time, Shrewsbury shall, and shall cause each of its Subsidiaries to, conduct its respective business and engage in transactions permitted hereunder only in the ordinary course and consistent with prudent banking practice, except with the prior written consent of Valley. Shrewsbury also shall use its best efforts to (i) preserve its business organization and that of each Shrewsbury Subsidiary intact, (ii) keep available to itself the present services of its employees and those of its Subsidiaries, provided that neither Shrewsbury nor any of its Subsidiaries shall be required to take any unreasonable or extraordinary act or any action which would conflict with any other term of this Agreement, and (iii) preserve for itself and Valley the goodwill of its customers and those of its Subsidiaries and others with whom business relationships exist.

      5.2. Negative Covenants and Dividend Covenants.

      (a) Shrewsbury agrees that from the date hereof to the Effective Time, except as otherwise approved by Valley in writing or as permitted or required by this Agreement, it will not, nor will it permit any of its Subsidiaries to:

(i) change any provision of its Charter Documents;

(ii) change the number of shares of its authorized or issued capital stock or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Shrewsbury or any Shrewsbury Subsidiary or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof)(except for dividends paid by Shrewsbury Capital Corporation to Shrewsbury Investment Corporation and to Shrewsbury Capital Corporation preferred stock shareholders) in respect of its capital stock, except that Shrewsbury may declare quarterly cash and/or stock dividends equal to those declared by Valley for Valley shareholders multiplied by 1.75 for each Shrewsbury share, subject to adjustment for any stock split, stock dividend, stock combination, reclassification or similar transaction effected by Valley with respect to Valley Common Stock between the date hereof and the Effective Time;

(iii) grant any severance or termination pay (other than pursuant to policies of Shrewsbury in effect on the date hereof and disclosed in the Shrewsbury Disclosure Schedule or as agreed to by Valley in writing) to, or enter into or amend any employment agreement with, any of its directors, officers or employees, adopt any new employee benefit plan or arrangement of any type or amend any such existing benefit plan or arrangement; or award any increase in compensation or benefits to its directors, officers or employees except for increases in compensation to officers and employees in the usual and ordinary course of business consistent with past practice;

(iv) sell or dispose of any substantial amount of assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies;

(v) make any capital expenditures in excess of $100,000 in the aggregate other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to Valley, except as set forth in Section 5.2 of the Shrewsbury Disclosure Schedule;

(vi) file any applications or make any contract with respect to branching or site location or relocation;

(vii) agree to acquire in any manner whatsoever (other than to realize upon on collateral for a defaulted loan) any business or entity or make any new investments in securities other than investments in government, municipal or agency bonds having an average maturity or duration of less than five years;

(viii) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP;

(ix) take any action that would result in any of the representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time or that would cause any of its conditions to Closing not to be satisfied;

(x) make or commit to make any new loan or other extension of credit in an amount of $500,000 or more, renew for a period in excess of one year any existing loan or other extension of credit in an amount of $500,000 or more, or increase by $500,000 or more the aggregate credit outstanding to any borrower or group of affiliated borrowers except such loan initiations, renewals or increases that are committed as of the date of this Agreement and identified on the Shrewsbury Disclosure Schedule and residential mortgage loans made in the ordinary course of business in accordance with past practice; or

(xi) agree to do any of the foregoing.

      (b) Valley agrees that from the date hereof to the Effective Time, except as otherwise approved by Shrewsbury in writing or as permitted or required by this Agreement, it will not, nor will it permit any of its Subsidiaries to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in Article IV of this Agreement not being true and correct in any material respect at the Effective Time or that would cause any of its conditions to Closing not to be satisfied.

      5.3. No Solicitation. So long as this Agreement remains in effect, neither Shrewsbury nor SSB shall, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Valley) concerning any (i) merger of Shrewsbury or SSB, (ii) sale of a majority of the outstanding shares of common stock of Shrewsbury or SSB, (iii) sale of substantial assets or liabilities of Shrewsbury or SSB not in the ordinary course of business, or (iv) similar transactions involving Shrewsbury or SSB (an “Acquisition Transaction”). Notwithstanding the foregoing, Shrewsbury may enter into discussions or negotiations or provide information in connection with an unsolicited possible Acquisition Transaction if the Board of Directors of Shrewsbury, after consulting with counsel, determines in the exercise of its fiduciary responsibilities that such discussions or negotiations should be commenced or such information should be furnished. Shrewsbury shall promptly communicate to Valley the terms of any proposal, whether written or oral, which it may receive in respect of any such Acquisition Transaction and the fact that it is having discussions or negotiations with a third party about an Acquisition Transaction.

      5.4. Current Information. During the period from the date of this Agreement to the Effective Time, Shrewsbury will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Valley regarding Shrewsbury's business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. Without limiting the foregoing, Shrewsbury will send to Valley a monthly list of each new loan or extension of credit, and each renewal of an existing loan or extension of credit, in excess of $500,000, made during such month, and provide Valley with a copy of the loan offering for any such loan, extension of credit, or renewal upon request. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Effective Time, Shrewsbury will deliver to Valley SSB's call reports filed with the Department and the FDIC, and (other than the last fiscal quarter of each fiscal year) Valley will deliver to Shrewsbury Valley's Quarterly Reports on Form 10-Q, as filed with the SEC under the 1934 Act, and VNB's call reports filed with the OCC and the FDIC. As soon as reasonably available, but in no event more than 90 days after the end of each fiscal year ending after the date of this Agreement and prior to the Effective Time, Valley will deliver to Shrewsbury Valley's Annual Report on Form 10-K, as filed with the SEC under the 1934 Act.

      5.5. Access to Properties and Records; Confidentiality.

      (a) Shrewsbury and SSB shall permit Valley and its representatives, and Valley and VNB shall permit Shrewsbury and its representatives, accompanied by an officer of the respective party, reasonable access to their respective properties, and shall disclose and make available to Valley and its representatives or Shrewsbury and its representatives as the case may be, all books, papers and records relating to their respective assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and shareholders' meetings, Charter Documents, material contracts and agreements, filings with any regulatory authority, independent auditors' work papers (subject to the receipt by such auditors of a standard access representation letter), litigation files, plans affecting employees, and any other business activities or prospects in which Valley and its representatives or Shrewsbury and its representatives may have a reasonable interest. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any law, rule, regulation, order or judgment. The parties will use their best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Shrewsbury acknowledges that Valley may be involved in discussions concerning potential acquisitions of banks and other entities and Valley shall not be obligated to disclose such information to Shrewsbury except as such information is publicly disclosed by Valley.

      (b) All information furnished by the parties hereto previously in connection with transactions contemplated by this Agreement or pursuant hereto shall be used solely for the purpose of evaluating the Merger contemplated hereby and shall be treated as the sole property of the party delivering the information until consummation of the Merger contemplated hereby and, if such Merger shall not occur, each party and each party's advisors shall return to the other party all documents or other materials containing, reflecting or referring to such information, will not retain any copies of such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. In the event that the Merger contemplated hereby is abandoned, all documents, notes and other writings prepared by a party hereto or its advisors based on information furnished by the other party shall be promptly destroyed. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned but shall not apply to (i) any information which (A) the party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof to it by the other party; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving such information; or (D) was disclosed to the party receiving such information by a third party not bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction.

      (c) Without limiting the rights provided under Section 5.5(a), each of Valley and Shrewsbury, for a period of 45 calendar days following the date of this Agreement, shall have the right to conduct a full and complete acquisition audit and to perform such due diligence as it deems appropriate, using its own officers and employees or third parties, for purposes of determining whether there is a material breach of any representation or warranty hereunder or a material adverse change in the business or financial condition of the other party. Such acquisition audit or due diligence shall not be limited or restricted by virtue of any audit or due diligence performed before the date hereof or for any other reason, but shall not unduly interfere with the business of the other party.

      5.6. Regulatory Matters.

      (a) For the purposes of holding the Shareholders Meeting (as defined in Section 5.7) and qualifying under applicable federal and state securities laws the Valley Common Stock to be issued to Shrewsbury shareholders in connection with the Merger, the parties hereto shall cooperate in the preparation and filing by Valley with the SEC of a Registration Statement including a proxy statement and prospectus satisfying all applicable requirements of applicable state and federal laws, including the 1933 Act, the 1934 Act and applicable state securities laws and the rules and regulations thereunder (such proxy statement and prospectus in the form mailed by Shrewsbury to its shareholders together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus” and the various documents to be filed by Valley under the 1933 Act with the SEC to register the Valley Common Stock for sale, including the Proxy Statement-Prospectus, are referred to herein as the “Registration Statement”).

      (b) Valley shall furnish Shrewsbury with such information concerning Valley and its Subsidiaries (including, without limitation, information regarding other transactions which Valley is required to disclose) as is necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to such entities, to comply with Section 5.6(a) hereof. Valley agrees promptly to advise Shrewsbury if at any time prior to the Shareholders Meeting any information provided by Valley in the Proxy Statement-Prospectus becomes incorrect or incomplete in any material respect and promptly to provide Shrewsbury with the information needed to correct such inaccuracy or omission. Valley shall promptly furnish Shrewsbury with such supplemental information as may be necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to Valley and the Valley Subsidiaries, to comply with Section 5.6(a) after the mailing thereof to Shrewsbury's shareholders.

      (c) Shrewsbury shall furnish Valley with such information concerning Shrewsbury as is necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to Shrewsbury, to comply with Section 5.6(a) hereof. Shrewsbury agrees promptly to advise Valley if at any time prior to the Shareholders Meeting, any information provided by Shrewsbury in the Proxy Statement-Prospectus becomes incorrect or incomplete in any material respect and promptly to provide Valley with the information needed to correct such inaccuracy or omission. Shrewsbury shall promptly furnish Valley with such supplemental information as may be necessary in order to cause the Proxy Statement-Prospectus, insofar as it relates to Shrewsbury and SSB to comply with Section 5.6(a) after the mailing thereof to Shrewsbury's shareholders.

      (d) Valley shall as promptly as practicable make such filings, if any, as are necessary in connection with the offering of the Valley Common Stock with applicable state securities agencies and shall use all reasonable efforts to qualify the offering of such stock under applicable state securities laws at the earliest practicable date. Shrewsbury shall promptly furnish Valley with such information regarding Shrewsbury shareholders as Valley requires to enable it to determine what filings are required hereunder. Shrewsbury authorizes Valley to utilize in such filings the information concerning Shrewsbury and SSB provided to Valley in connection with, or contained in, the Proxy Statement-Prospectus. Valley shall furnish Shrewsbury's counsel with copies of all such filings and keep Shrewsbury advised of the status thereof. Valley and Shrewsbury shall as promptly as practicable file the Registration Statement containing the Proxy Statement-Prospectus with the SEC, and each of Valley and Shrewsbury shall promptly notify the other of all communications, oral or written, with the SEC concerning the Registration Statement and the Proxy Statement-Prospectus.

      (e) Valley shall cause the Valley Common Stock issuable pursuant to the Merger to be listed on the NYSE at the Effective Time. Valley shall cause the Valley Common Stock which shall be issuable pursuant to exercise of Valley Stock Options to be accepted for listing on the NYSE when issued.

      (f) The parties hereto will cooperate with each other and use all reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as possible, including, without limitation, those required by the OCC, the FDIC, the FRB and the Department. The parties shall each have the right to review in advance and comment on all information relating to the other, as the case may be, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement. Valley and VNB shall use their best efforts to cause their application to the OCC to be filed within 5 days of the date hereof. Shrewsbury is delivering to Valley concurrently with the execution of this Agreement all information necessary to complete such application based on prior requests therefor by Valley. Valley shall provide to Shrewsbury drafts of all filings and applications referred to in this Section 5.6(a) and shall give Shrewsbury the opportunity to comment thereon prior to their filing.

      (g) Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

      (h) Shrewsbury acknowledges that Valley is in or may be in the process of acquiring other banks and other entities and that in connection with such acquisitions, information concerning Shrewsbury may be required to be included in the registration statements, if any, for the sale of securities of Valley or in SEC reports in connection with such acquisitions. Shrewsbury agrees to provide Valley with any information, certificates, documents or other materials about Shrewsbury as are reasonably necessary to be included in such other SEC reports or registration statements, including registration statements which may be filed by Valley prior to the Effective Time.

Shrewsbury shall use its reasonable efforts to cause its attorneys and accountants to provide Valley and any underwriters for Valley with any consents, comfort letters, opinion letters, reports or information which are necessary to complete the registration statements and applications for any such acquisition or issuance of securities. Valley shall reimburse Shrewsbury for reasonable expenses thus incurred by Shrewsbury should this transaction be terminated for any reason. Valley shall not file with the SEC any registration statement or amendment thereto or supplement thereof containing information regarding Shrewsbury unless Shrewsbury shall have consented in writing to such filing, which consent shall not be unreasonably delayed or withheld.

      (i) Between the date of this Agreement and the Effective Time, Shrewsbury shall cooperate with Valley to reasonably conform Shrewsbury's policies and procedures regarding applicable regulatory matters, to those of Valley as Valley may reasonably identify to Shrewsbury from time to time.

      5.7. Approval of Shareholders.

      Shrewsbury will (i) take all steps necessary duly to call, give notice of, convene and hold a meeting of the shareholders of Shrewsbury (such meeting or any adjournment thereof, the “Shareholders Meeting”) for the purpose of securing the approval of shareholders of this Agreement, (ii) subject to the qualification set forth in Section 5.3 hereof and the right not to make a recommendation or to withdraw a recommendation if Shrewsbury's Board of Directors, after consulting with counsel, determines in the exercise of its fiduciary duties that such recommendation should not be made or should be withdrawn, recommend to the shareholders of Shrewsbury the approval of this Agreement and the transactions contemplated hereby and use its reasonable best efforts to obtain, as promptly as practicable, such approval, and (iii) cooperate and consult with Valley with respect to each of the foregoing matters. The directors of Shrewsbury in their capacity as shareholders agree to vote in favor of the Agreement.

      5.8. Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to Closing and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and using its best efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is otherwise a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

      5.9. Public Announcements. The parties hereto shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by law or regulation or as to which the party releasing such information has used its best efforts to discuss with the other party in advance.

      5.10. Failure to Fulfill Conditions. In the event that Valley or Shrewsbury determines that a material condition to its obligation to consummate the transactions contemplated hereby cannot be fulfilled on or prior to September 30, 2005 (the “Cutoff Date”) and that it will not waive that condition, it will promptly notify the other party. Except for any acquisition or merger discussions Valley may enter into with other parties, Shrewsbury and Valley will promptly inform the other of any facts applicable to Shrewsbury or Valley, respectively, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any governmental authority or which would otherwise prevent or materially delay completion of the Merger.

      5.11. Disclosure Supplements. From time to time prior to the Effective Time, each party hereto will promptly supplement or amend (by written notice to the other) its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered materially inaccurate thereby. If the disclosure contained in any such supplement (i) relates to events occurring before execution of this Agreement or (ii) alone or together with other supplements or amendments materially adversely affects the representation to which the amendment or supplement relates, the party receiving the amendment or supplement may determine not to accept it as a modification of the relevant representation. Notice of such determination, if made, shall be given by the receiving party to the other party not later than 15 days after it received the disclosure in question. If such notice is not timely given, or if the disclosure in question did not contain any matter of the nature specified in clause (i) or (ii) of the second preceding sentence, the relevant representation shall be deemed modified by the disclosure in the amendment or supplement with the same effect as though that disclosure had been included in the relevant Disclosure Schedule as furnished prior to execution of this Agreement.

      5.12 Transaction Expenses of Shrewsbury.

      (a) For planning purposes, Shrewsbury shall, within 30 days from the date hereof, provide Valley with its estimated budget of transaction-related expenses reasonably anticipated to be payable by Shrewsbury in connection with this transaction based on facts and circumstances currently known, including the fees and expenses of counsel, accountants, investment bankers and other professionals. Shrewsbury shall promptly notify Valley if or when it determines that it will expect to exceed its budget. Prior to signing this Agreement, Shrewsbury has disclosed to Valley the method by which the fees of its investment bankers and counsel in connection with this transaction are to be determined, and has disclosed to Valley the fees of its counsel in connection with this transaction through a recent date.

      (b) Promptly, but in any event within 30 days, after the execution of this Agreement, Shrewsbury shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Shrewsbury shall accrue and/or pay all of such amounts as soon as possible.

      (c) Shrewsbury shall cause its professionals to render monthly invoices within 30 days after the end of each month. Shrewsbury shall notify Valley monthly of all out-of-pocket expenses which Shrewsbury has incurred in connection with this transaction.

      (d) Valley, in reasonable consultation with Shrewsbury, shall make all arrangements with respect to the printing and mailing of the Proxy Statement-Prospectus.

      5.13. Closing. The parties hereto shall cooperate and use reasonable efforts to try to cause the Effective Time to occur on or before March 31, 2005.

      5.14. Indemnification.

      (a) For a period of six years after the Effective Time, Valley shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Shrewsbury (collectively, the “Shrewsbury Indemnitees”) against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, without limitation, reasonable costs of investigation, and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Shrewsbury Indemnitee (“Costs”) by reason of the fact that he or she is or was a director or officer of Shrewsbury or acted as a director or officer of a third party at the request of Shrewsbury, in connection with, arising out of or relating to any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) (each a

“Claim” and collectively, “Claims”), including without limitation any Claim which is based upon, arises out of or in any way relates to the Merger, this Agreement, any of the transactions contemplated by this Agreement, the Shrewsbury Indemnitee's service as a member of the Board of Directors of Shrewsbury or any committee thereof, the events leading up to the execution of this Agreement, any statement, announcement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, in each case to the fullest extent which Shrewsbury would have been permitted under any applicable law and its Governing Documents had the Merger not occurred (and Valley shall also advance expenses as incurred to the fullest extent so permitted).

      (b) From and after the Effective Time, Valley shall assume and honor any obligation of Shrewsbury immediately prior to the Effective Time with respect to the indemnification of the Shrewsbury Indemnitees arising out of the Charter Documents of Shrewsbury or arising out of any written indemnification agreements between Shrewsbury and such persons disclosed in the Shrewsbury Disclosure Schedule, as if such obligations were pursuant to a contract or arrangement between Valley and such Shrewsbury Indemnitees.

      (c) In the event Valley or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Valley assume the obligations set forth in this Section 5.14.

      (d) Valley shall cause Shrewsbury's officers and directors to be covered, for a period of six years after the Effective Time, at Valley's option, under (i) Valley's then current officers' and directors' liability insurance policy (providing substantially similar coverage to Shrewsbury's officers and directors such officers and directors had under Shrewsbury's existing policy), or (ii) an extension of Shrewsbury's existing officers' and directors' liability insurance policy. However, Valley shall only be required to insure such persons upon terms and for coverages substantially similar to Shrewsbury's existing officers' and directors' liability insurance, and if such coverage over a six year period would in the aggregate cost more than 200% of the annual premium currently paid by Shrewsbury for such coverage, then Valley shall be required only to obtain such coverage as may be obtained by an expenditure equal to 200% of the annual premium currently paid by Shrewsbury for such coverage.

      (e) Any Shrewsbury Indemnitee wishing to claim indemnification under this Section 5.14 shall promptly notify Valley upon learning of any Claim, but the failure to so notify shall not relieve Valley of any liability it may have to such Shrewsbury Indemnitee if such failure does not materially prejudice Valley. In the event of any Claim (whether arising before or after the Effective Time) as to which indemnification under this Section 5.14 is applicable, (x) Valley shall have the right to assume the defense thereof and Valley shall not be liable to such Shrewsbury Indemnitees for any legal expenses of other counsel or any other expenses subsequently incurred by such Shrewsbury Indemnitee in connection with the defense thereof, except that if Valley elects not to assume such defense, or counsel for the Shrewsbury Indemnitees advises that there are issues which raise conflicts of interest between Valley and the Shrewsbury Indemnitees, the Shrewsbury Indemnitees may retain counsel satisfactory to them, and Valley shall pay the reasonable fees and expenses of such counsel for the Shrewsbury Indemnitees as statements therefor are received; provided, however, that Valley shall be obligated pursuant to this Section 5.14(e) to pay for only one firm of counsel for all Shrewsbury Indemnitees in any jurisdiction with respect to a matter unless the use of one counsel for multiple Shrewsbury Indemnitees would present such counsel with a conflict of interest that is not waivable by the Shrewsbury Indemnitees, and (y) the Shrewsbury Indemnitees will cooperate in the defense of any such matter. Valley shall not be liable for settlement of any claim, action or proceeding hereunder unless such settlement is effected with its prior written consent, which will not be unreasonably withheld. Notwithstanding anything to the contrary in this Section 5.14, Valley shall not have any obligation hereunder to any Shrewsbury Indemnitee when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Shrewsbury Indemnitee in the manner contemplated hereby is prohibited by applicable law or public policy.

      5.15. Employment and Director Matters.

      (a) Following consummation of the Merger, Valley will honor the existing written employment and severance contracts with officers and employees of Shrewsbury and SSB that exist on the date hereof and are included in the Shrewsbury Disclosure Schedule.

      (b) Valley intends, to the extent practical, to continue the employment of all officers and employees of Shrewsbury and SSB, at or near the same location, with the same or equivalent salary and benefits. Valley will allow each Shrewsbury and SSB employee who becomes employed by Valley or VNB to participate in all the benefits and opportunities available to all Valley employees generally.

      (c) Following the consummation of the Merger and for one year thereafter, VNB shall, to the extent not duplicative of other severance benefits, pay severance to Shrewsbury and SSB employees in accordance with Valley's written severance policy and shall provide out placement assistance to each employee with a position of Assistant Vice President or above at no cost to such employees, provided, however, that Valley shall not be required to expend more than $5,000 per employee with regard to such out placement assistance. Shrewsbury and SSB employees' total years of employment, whether or not consecutive, will be used to calculate benefits in accordance with Valley's written severance policy.

      (d) Before or following consummation of the Merger, Valley will decide whether to continue each of SSB and/or Shrewsbury's pension and welfare plans for the benefit of employees of SSB and Shrewsbury, or to have such employees become covered under a Valley Pension and Welfare Plan. Subject to the foregoing, following consummation of the Merger, Valley shall make available to all employees and officers of Shrewsbury who become employed by VNB coverage under the benefit plans generally available to VNB's employees and officers (including pension and health and hospitalization) on the terms and conditions available to VNB's employees and officers with no uninsured waiting periods for enrollment in Valley or VNB medical and dental plans for Shrewsbury employees and their dependents. No prior existing condition limitation not currently imposed by Shrewsbury or SSB medical or dental plans shall be imposed with respect to Valley's or VNB's medical and dental plans on Shrewsbury or SSB employees. Shrewsbury and SSB employees shall receive credit for any deductibles paid under Shrewsbury and SSB existing medical and dental plans. Shrewsbury employees will be given credit under Valley's or VNB's medical, life, vacation, sick leave, disability and other welfare plans for total prior service with Shrewsbury, and Shrewsbury's employees will be granted credit for such prior service with Shrewsbury, solely for purposes of eligibility and vesting under Valley's or VNB's 401(k) plan.

      (e) The Shrewsbury and SSB employees listed on the Shrewsbury Disclosure Schedule shall receive Valley stock and incentive stock options in accordance with the plan set forth on the Shrewsbury Disclosure Schedule.

      (f) Each Shrewsbury director shall be offered the opportunity to participate in a Valley regional advisory board which will be established in the Monmouth County, New Jersey area.

      (g) Valley will honor the pension plan adopted by Shrewsbury for the benefit of its Chairman to recognize his valuable contributions to Shrewsbury and SSB.

      (h) In order to secure the continuing interaction of two current directors of Shrewsbury with the Shrewsbury and SSB customer base, Valley will offer each a five year consulting agreement (collectively, the “Consulting Agreements”).

      (i) Until the Effective Time, Shrewsbury and SSB may award bonuses to its employees in accordance with past practice up to an aggregate of $150,000, provided that such bonuses shall be accrued as of the Effective Time.

      5.16. Tax-Free Reorganization Treatment. Neither Valley nor Shrewsbury shall intentionally take, fail to take or cause to be taken or not taken, any action within its control, which would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

      5.17. Affiliates.

      (a) Promptly, but in any event within 14 days, after the execution and delivery of this Agreement, Shrewsbury shall deliver to Valley a letter identifying all persons who, to Shrewsbury's knowledge, may be deemed to be affiliates of Shrewsbury under Rule 145 of the 1933 Act (“Rule 145”), including without limitation all directors and executive officers of Shrewsbury.

      (b) Shrewsbury shall cause each director of Shrewsbury to, and Shrewsbury shall use its best efforts to cause each executive officer of Shrewsbury and each other person who may be deemed an affiliate of Shrewsbury under Rule 145 to, execute and deliver to Valley within 14 days after the execution and delivery of this Agreement, a letter substantially in the form of Exhibit B hereto agreeing to be bound by the restrictions of Rule 145.

      5.18. Bank Policies and Bank Mergers. Notwithstanding that Shrewsbury believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Shrewsbury recognizes that Valley may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time and in order to formulate the plan of integration for the Bank Merger, Shrewsbury and Valley shall consult and cooperate with each other with respect to (i) conforming to the extent appropriate, based upon such consultation, Shrewsbury's loan, accrual and reserve policies and Shrewsbury's other policies and procedures regarding applicable regulatory matters, including without limitation Federal Reserve, The Bank Secrecy Act and FDIC matters, to those policies of Valley as Valley may reasonably identify to Shrewsbury from time to time, (ii) new extensions of credit by SSB where the aggregate exposure exceeds $5,000,000, and (iii) conforming, based upon such consultation, the composition of the investment portfolio and overall asset/liability management position of Shrewsbury and SSB to the extent appropriate; provided that any required change in Shrewsbury's practices in connection with the matters described in clause (i) or (iii) above need not be effected (A) more than five days prior to the Effective Time and (B) unless and until all necessary regulatory, governmental and shareholder approvals and consents have been received, all statutory waiting periods in respect thereof have expired, Valley agrees in writing that all conditions precedent to the Closing have occurred (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), and Valley has provided the Closing Notice. No accrual or reserve made by Shrewsbury or any Shrewsbury Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 7.1(d) or Section 7.1(f) hereof.

      5.19 Compliance with the Industrial Site Recovery Act. Shrewsbury, at its sole cost and expense, shall use its best efforts to obtain prior to the Effective Time, with respect to each facility located in New Jersey owned or operated by Shrewsbury or any Shrewsbury Subsidiary (each, a “Facility”), either: (a) a Letter of Non-Applicability (“LNA”) from the New Jersey Department of Environmental Protection (“NJDEP”) stating that the Facility is not an “industrial establishment,” as such term is defined under the Industrial Site Recovery Act (“ISRA”); provided, however, that if the NJDEP informs Shrewsbury in writing that it will not issue an LNA by reason of the fact that the property and/or the transactions contemplated by this Agreement fall into a category that is “unmistakably exempt” from ISRA, Shrewsbury's obligation under this clause shall be deemed to have been satisfied upon receipt of such letter from the NJDEP; (b) a Remediation Agreement issued by the NJDEP pursuant to ISRA authorizing the consummation of the transactions contemplated by this Agreement; or (c) a Negative Declaration approval, Remedial Action Workplan approval, de minimus quantity exemption, an approval pursuant to N.J.A.C. 7:26B-5.1 through 5.8, a No Further Action letter or other document or documents issued by the NJDEP that satisfies the requirements of ISRA with respect to each Facility subject to ISRA. In the event Shrewsbury obtains a Remediation Agreement, Shrewsbury will post or have posted an appropriate Remediation Funding Source or will have obtained the NJDEP's approval to self-guaranty any Remediation Funding Source required under any such Remediation Agreement.

ARTICLE VI
CLOSING CONDITIONS

      6.1. Conditions of Each Party's Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

(a) Approval of Shareholders; SEC Registration. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Shrewsbury. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order. The Valley Common Stock to be issued in connection with the Merger shall have been approved for listing on the NYSE.

(b) Regulatory Filings. All necessary regulatory or governmental approvals and consents (including without limitation any required approval of the OCC and any approval or waiver required by the FRB) required to consummate the transactions contemplated hereby shall have been obtained without any term or condition which would materially impair the value of Shrewsbury and SSB, taken as a whole, to Valley. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all statutory waiting periods in respect thereof shall have expired. Both VNB and SSB shall have taken all necessary action to consummate the Bank Merger immediately after the Effective Time.

(c) Suits and Proceedings. No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any governmental body in which it is sought to restrain or prohibit the Merger or the Bank Merger; and no suit, action or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit the Merger or the Bank Merger or obtain other substantial monetary or other relief against one or more parties hereto in connection with this Agreement and which Valley or Shrewsbury determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger or the Bank Merger.

(d) Tax Opinion. Shrewsbury and Valley shall have received an opinion of Pitney Hardin LLP reasonably satisfactory in form and substance to Shrewsbury and its counsel and to Valley based, in each case, upon representation letters required by Pitney Hardin LLP, dated on or about the date of such opinion, and such other facts and representations as counsel may reasonably deem relevant, to the effect that: (i) the Merger will be treated for federal income tax purposes as a “reorganization” qualifying under the provisions of Section 368 of the Code; (ii) no gain or loss will be recognized for federal income tax purposes to Valley, Shrewsbury, VNB or SSB or to the shareholders of Shrewsbury upon the exchange of Shrewsbury Common Stock solely for Valley Common Stock; and (iii) in the case of the receipt by the shareholders of Shrewsbury of cash in exchange for their Shrewsbury Common Stock, gain, if any, realized by the recipient on the exchange shall be recognized but in an amount not in excess of the amount of cash received. The tax opinions of Pitney Hardin LLP, summarized above are or will be based, among other things, on representations contained in certificates of the officers of Shrewsbury and Valley.

      6.2. Conditions to the Obligations of Valley Under this Agreement. The obligations of Valley under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Shrewsbury and SSB. The representations and warranties of Shrewsbury contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date. Shrewsbury shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has been the subject of a supplement or amendment to the Shrewsbury Disclosure Schedule, that representation or warranty shall be deemed modified by the disclosure contained in such supplement or amendment only under the circumstances set forth in Section 5.11.

(b) Consents. Valley shall have received the written consents of any person whose consent to the transactions contemplated hereby is required under the applicable instrument.

(c) Opinion of Counsel. Valley shall have received an opinion of counsel to Shrewsbury, dated the date of the Closing, in form and substance reasonably satisfactory to Valley, covering the matters, and in substantially the form, set forth on Exhibit C hereto.

(d) SSB Action. SSB shall have taken all necessary corporate action to effectuate the Bank Merger immediately following the Effective Time.

(e) Legal Fees. Shrewsbury shall have furnished Valley with letters from all attorneys representing Shrewsbury and SSB in any matters confirming that all material legal fees have been paid in full for services rendered as of the Effective Time.

(f) Merger Related Expense. Shrewsbury shall have provided Valley with an accounting of all merger related expenses incurred by it through the Closing Date, including a good faith estimate of such expenses incurred but as to which invoices have not been submitted as of the Closing Date. The merger related expenses of Shrewsbury, other than printing expenses (which are within the control of Valley) shall be reasonable, taking into account normal and customary billing rates, fees and expenses for similar transactions.

(g) Certificates. Shrewsbury shall have furnished Valley with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.2 as Valley may reasonably request.

(h) Consulting Agreements. Consulting Agreements in such form as are reasonably satisfactory to Valley and the other respective parties thereto shall have been executed and delivered.

      6.3. Conditions to the Obligations of Shrewsbury Under this Agreement. The obligations of Shrewsbury under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Valley. The representations and warranties of Valley contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date. Valley shall have performed in all material respects, the agreements, covenants and obligations to be performed by it prior to the Closing Date. With respect to any representation or warranty which as of the Closing Date has been the subject of a supplement or amendment to the Valley Disclosure Schedule, that representation or warranty shall be deemed modified by the disclosure contained in such supplement or amendment only under the circumstances set forth in Section 5.11.

(b) Opinion of Counsel to Valley. Shrewsbury shall have received an opinion of counsel to Valley, dated the date of the Closing, in form and substance reasonably satisfactory to Shrewsbury, covering the matters, and in substantially the form, set forth on Exhibit D hereto.

(c) VNB Action. VNB shall have taken all necessary corporate action to effectuate the Bank Merger immediately following the Effective Time.

(d) Certificates. Valley shall have furnished Shrewsbury with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 6.3 as Shrewsbury may reasonably request.

ARTICLE VII
TERMINATION

      7.1 Permissive Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Shrewsbury:

(a) by mutual consent of Shrewsbury and Valley;

(b) by either Valley or Shrewsbury upon written notice to the other party (i) 60 days after the date on which any request or application for a required regulatory approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining (other than on a temporary basis) or otherwise prohibiting the Merger;

(c) by either Valley or Shrewsbury, if the Merger shall not have been consummated on or before the Cutoff Date unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Valley or Shrewsbury if the approval of the shareholders of Shrewsbury required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Valley or Shrewsbury (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing, and which breach of a representation or warranty, would, individually or in the aggregate with other breaches, result in a Material Adverse Effect with respect to the party committing such breach.

(f) by either Valley or Shrewsbury (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party hereto, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

(g) by Shrewsbury, if Shrewsbury's Board of Directors shall have approved a definitive agreement reflecting an Acquisition Transaction (the “Alternative Agreement”), but only if (1) at least 48 hours prior to entering into the Alternative Agreement, Shrewsbury provides a copy of the Alternative Agreement to Valley, (2) the Board of Directors of Shrewsbury, after consultation with outside legal counsel and after considering any response that Valley may have after reviewing the Alternative Agreement, determines in good faith that approving the

Alternative Agreement is legally necessary for the proper discharge of its fiduciary duties under applicable law, (3) the Board of Directors of Shrewsbury, after consultation with its financial advisor and after considering any response that Valley may have after reviewing the Alternative Agreement, determines in good faith that the transactions contemplated by the Alternative Agreement are reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the transaction and the party offering to enter into the Alternative Agreement, and would, if consummated, be more favorable to the shareholders of Shrewsbury than the transaction contemplated by this Agreement and any transaction then being proposed by Valley; and (4) prior to terminating this Agreement, Shrewsbury (A) delivers to Valley a written acknowledgment, in form and substance reasonably satisfactory to Valley, that upon consummation of the first closing contemplated by the Alternative Agreement, Shrewsbury (and its successors) shall be obligated to pay to Valley the Termination Fee (as hereinafter defined) and the Termination Expenses (as hereinafter defined) and (B) delivers to Valley a release signed by the parties to the Alternative Agreement, which release shall be in form and substance reasonably satisfactory to Valley and shall irrevocably waive any right the releasing parties may have to challenge the payment to Valley of the Termination Fee and the payment to Valley of the Termination Expenses;

(h) by Shrewsbury, if an event occurs which gives rise to the payment of a Termination Fee pursuant to Section 7.4, provided, however, that prior to terminating the Agreement under this Section 7.1(h) Valley shall have a period of 130 days to cure any such event or deficiency giving rise to Shrewsbury's right to termination under Section 7.4;

(i) by Valley, if an event occurs which gives rise to the payment of a Termination Fee pursuant to Section 7.3;

(j) by Valley if the conditions set forth in Sections 6.1 and 6.2 are not satisfied and are not capable of being satisfied by the Cutoff Date; or

(k) by Shrewsbury if the conditions set forth in Sections 6.1 and 6.3 are not satisfied and are not capable of being satisfied by the Cutoff Date.

      7.2. Effect of Termination. In the event of termination of this Agreement by either Valley or Shrewsbury as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that (i) Sections 7.1, 7.3 and 7.4 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, in the event that either of the parties shall willfully default in its obligations hereunder, the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the willfully defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder.

      7.3. Termination Fee; Expenses. In the event that at any time after the date of this Agreement (A) the holders of Shrewsbury Common Stock shall not have approved this Agreement and the transactions contemplated hereby at the meeting of such shareholders held for the purpose of voting on this Agreement, (B) such meeting shall have been adjourned or canceled, (C) the Board of Directors of Shrewsbury shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to Valley, its recommendation, or shall have failed to reconfirm its recommendation, that the shareholders of Shrewsbury approve the transactions contemplated by this Agreement, or (D) Shrewsbury shall have breached any covenant or obligation contained in this Agreement and such breach would entitle Valley to terminate this Agreement, in each case after (x) a bona fide Acquisition Transaction shall have been communicated to Shrewsbury or (y) it shall have been publicly announced that any person other than Valley or any Subsidiary of Valley shall have made a bona fide proposal by public announcement or written communication that becomes the subject of public disclosure to engage in a merger, consolidation or similar transaction with, or a purchase or other acquisition of all or substantially all of the assets or a majority of the outstanding shares of Common Stock of, Shrewsbury, then, in any such case, if this Agreement is terminated, Shrewsbury shall, concurrent with the consummation of an Acquisition Event (as hereinafter defined) occurring within eighteen months after such termination, pay to Valley (I) a fee of $4,125,000 (the “Termination Fee”) and (II) an amount equal to the reasonable out-of-pocket expenses incurred by Valley in connection with the transactions contemplated by this Agreement (as itemized by Valley) (the “Termination Expenses”). For purposes of this Agreement, the term “Acquisition Event” shall mean the first closing contemplated by an Acquisition Transaction.

      7.4. Termination Fee; Expenses. In the event that at any time after the date of this Agreement, (a) any request or application for a required regulatory approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such approval for the transactions contemplated by this Agreement; or (b) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining (other than on a temporary basis) or otherwise prohibiting the Merger, and such denial, withdrawal or prohibition was based on alleged failure by Valley currently or previously to comply with any federal and/or state law, rule, regulation, regulatory agency order, or supervisory correspondence, then, if this Agreement is terminated by Shrewsbury pursuant to Section 7.1(h) above (subject to the 130-day period specified in such Section 7.1(h)), Valley shall, within ten (10) days after such termination, pay to Shrewsbury an amount equal to (i) the fees and expenses of the Investment Banker for Shrewsbury (the “Investment Banker Fees”) incurred through the date of termination, and (ii) the reasonable legal fees and expenses incurred by Shrewsbury in connection with the transactions contemplated by this Agreement arising after the date hereof (collectively, the “Shrewsbury Termination Expenses”), provided, however, that if any Acquisition Event occurs within 18 months of the date of the payment of fees under this Section 7.4, Shrewsbury shall refund the Investment Banker Fees to Valley in full, within ten (10) days of the date of the Acquisition Event.

ARTICLE VIII
MISCELLANEOUS

      8.1. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting and investment banking fees and expenses) shall be borne by the party incurring such costs and expenses, except that the cost of printing and mailing the Proxy Statement-Prospectus shall be borne equally by the parties hereto if the transaction is terminated.

      8.2. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopier with confirming copy sent the same day by registered or certified mail, postage prepaid, as follows:

(a)	If to Valley, to: Valley National Bancorp 1455 Valley Road Wayne, New Jersey 07470 Attn.: Gerald H. Lipkin Chairman, President and Chief Executive Officer Facsimile No. (973) 305-8415
Copy to: Pitney Hardin LLP Attn.: Ronald H. Janis, Esq. Delivery: 200 Campus Drive Florham Park, New Jersey 07932 Mail: P.O. Box 1945 Morristown, New Jersey 07962-1945 Facsimile No. (973) 966-1550

(b)	If to Shrewsbury, to: Shrewsbury Bancorp 465 Broad Street Shrewsbury, New Jersey 07702 Attn.: James W. Harkness, Jr. President and Chief Executive Officer Facsimile No. (732) 224-1310
Copy to: Powell Goldstein LLP Attn.: Leonard J. Rubin, Esq. Third Floor, 901 New York Avenue, NW Washington, DC 20001 Facsimile No. (202) 624-7222

or such other addresses as shall be furnished in writing by any party, and any such notice or communications shall be deemed to have been given as of the date so delivered or telecopied and mailed.

      8.3. Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of Valley, Shrewsbury, VNB and SSB and their respective successors. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement, except for the rights conferred upon Shrewsbury Indemnitees pursuant to Section 5.14 hereof.

      8.4. Entire Agreement. This Agreement, the Disclosure Schedules hereto and the other documents, agreements and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire agreement among the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior negotiations, arrangements or understandings, written or oral, with respect thereto. If any provision of this Agreement is found invalid, it shall be considered deleted and shall not invalidate the remaining provisions.

      8.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

      8.6. Governing Law. This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principles of conflicts of laws thereof.

      8.7. Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

      8.8. Survival. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, other than those agreements and covenants set forth in Section 5.14 which shall survive the Merger, shall terminate as of the Effective Time. The provisions of Sections 7.3 and 7.4 shall survive the termination of this Agreement.

      IN WITNESS WHEREOF, Valley, VNB, Shrewsbury and SSB have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

VALLEY NATIONAL BANCORP By: GERALD H. LIPKIN Gerald H. Lipkin Chairman, President and Chief Executive Officer
VALLEY NATIONAL BANK By: GERALD H. LIPKIN Gerald H. Lipkin Chairman, President and Chief Executive Officer
SHREWSBURY BANCORP By: JAMES W. HARKNESS, JR. James W. Harkness, Jr. President and Chief Executive Officer
SHREWSBURY STATE BANK By: JAMES W. HARKNESS, JR. James W. Harkness, Jr. President and Chief Executive Officer

APPENDIX B

               , 2005

Board of Directors
Shrewsbury Bancorp
465 Broad Street
Shrewsbury, NJ 07702

Ladies and Gentlemen:

      Shrewsbury Bancorp (“Shrewsbury”), Shrewsbury State Bank, Valley National Bancorp (“Valley”) and Valley National Bank have entered into an Agreement and Plan of Merger, dated as of December 2, 2004 (the “Agreement”), pursuant to which Shrewsbury will be merged with and into Valley (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Shrewsbury common stock, par value $5.00 per share, issued and outstanding immediately prior to the Merger (the “Shrewsbury Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) that number of shares of Valley common stock, no par value determined by multiplying one by the Exchange Ratio (as defined below) (the “Stock Consideration”), or (b) $48.00 in cash without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”), subject to the election and allocation procedures set forth in the Agreement which provide generally, among other things, that no more than 40% of the Shrewsbury Shares will be converted into the Cash Consideration. Pursuant to the Agreement, the Exchange Ratio will be determined by dividing $48.00 by the average (rounded to three decimal places) of the closing prices of the Valley common stock on the ten trading days immediately preceding the date which is three business days prior to the closing date of the Merger. Cash will be paid in lieu of fractional shares in an amount determined by taking the product of the relevant fraction and $48.00. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Shrewsbury Shares.

      Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Shrewsbury that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Valley that we deemed relevant; (iv) certain publicly available financial statements and other historical financial information of NorCrown Bank (“NorCrown”) that we deemed relevant; (v) earnings per share growth estimates for the year ending December 31, 2005 and for the years thereafter reviewed by and confirmed with senior management of Shrewsbury; (vi) earnings per share estimates for Valley for the years ending December 31, 2005 and 2006 published by I/B/E/S and reviewed by and confirmed with management of Valley; (vii) certain adjustments to Valley's balance sheet to give effect to Valley's pending acquisition of NorCrown furnished by and reviewed with senior management of Valley; (viii) the liquidity of the common stock of the combined entity as compared to the liquidity of the Shrewsbury common stock on a stand-alone basis; (ix) the pro forma financial impact of the Merger on Valley, based on assumptions relating to transaction expenses and cost savings determined by the senior managements of Shrewsbury and Valley; (x) the publicly reported historical price and trading activity for Shrewsbury's and Valley's common stock, including a comparison of certain financial and stock market information for Shrewsbury and Valley with similar publicly available information for certain other companies the securities of which are publicly traded; (xi) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (xii) the current market environment generally and the banking environment in particular; and (xiii) such other information, financial

Board of Directors
Shrewsbury Bancorp
               , 2005

studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Shrewsbury the business, financial condition, results of operations and prospects of Shrewsbury and held similar discussions with certain members of senior management of Valley regarding the business, financial condition, results of operations and prospects of Valley. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from third parties.

      In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Shrewsbury or Valley or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Shrewsbury and Valley that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Shrewsbury or Valley or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Shrewsbury or Valley nor have we reviewed any individual credit files relating to Shrewsbury or Valley. We have assumed, with your consent, that the respective allowances for loan losses for both Shrewsbury and Valley are adequate to cover such losses.

      With respect to the earnings projections for Shrewsbury and Valley and all projections of transaction costs and expected cost savings prepared by and/or reviewed with the managements of Shrewsbury and Valley and used by Sandler O'Neill in its analyses, the managements of Shrewsbury and Valley confirmed to us that they reflected their best currently available estimates and judgments of the respective future financial performances of Shrewsbury and Valley and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Shrewsbury or Valley since the date of the most recent financial statements made available to us, except with respect to Valley, those related to Valley's pending acquisition of NorCrown. We have assumed in all respects material to our analysis that Shrewsbury and Valley will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Shrewsbury has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Valley's common stock will be when issued to Shrewsbury's shareholders pursuant to the Agreement or the prices at which Shrewsbury or Valley's common stock may trade at any time. Finally, at your direction, we have

Board of Directors
Shrewsbury Bancorp
               , 2005

relied solely on information provided by Valley as to all matters relating to Valley's acquisition of NorCrown and have made no independent investigation of any such matters.

      We have acted as Shrewsbury's financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. Shrewsbury has also agreed to indemnify us against certain liabilities arising out of our engagement. In addition, as we have previously advised you, we have in the past provided certain investment banking services to Valley and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

      In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Shrewsbury and Valley and their affiliates. We may also actively trade the equity or debt securities of Shrewsbury and Valley or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      Our opinion is directed to the Board of Directors of Shrewsbury in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Shrewsbury as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Shrewsbury Shares and does not address the underlying business decision of Shrewsbury to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Shrewsbury or the effect of any other transaction in which Shrewsbury might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the proxy statement/prospectus of Shrewsbury and Valley dated the date hereof and to the references to this opinion therein.

      Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Shrewsbury Shares is fair to such shareholders from a financial point of view.

Very truly yours,

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

      Indemnification. Article VI of the certificate of incorporation of Valley National Bancorp provides that the corporation shall indemnify its present and former officers, directors, employees, and agents and persons serving at its request against expenses, including attorney's fees, judgments, fines or amounts paid in settlement, incurred in connection with any pending or threatened civil or criminal proceeding to the full extent permitted by the New Jersey Business Corporation Act. The Article also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the corporation to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the corporation would have the power to indemnify him under the provisions of Article VI.

      The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term “corporate agent” includes any present or former director, officer, employee or agent of the corporation, and a person serving as a “corporate agent” at the request of the corporation for any other enterprise.

      With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

      The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the shareholders.

      A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses unless it is ultimately determined he is entitled to indemnification.

      Exculpation. Article VIII of the certificate of incorporation of Valley National Bancorp provides:

      A director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the Corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. If the New Jersey Business Corporation Act is amended after approval by the shareholders of this provision to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director and/or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act as so amended.

      Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation or otherwise shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

      The New Jersey Business Corporation Act, as it affects exculpation, has not been changed since the adoption of this provision by Valley National Bancorp in 1987.

Item 21.

A. Exhibits

Exhibit No.	Description
2	Agreement and Plan of Merger dated as of December 2, 2004 among Valley National Bancorp, Valley National Bank, Shrewsbury Bancorp and Shrewsbury State Bank (attached as Appendix A to the Proxy Statement-Prospectus).
5	Opinion of Pitney Hardin LLP as to the legality of the securities to be registered (filed herewith).
8	Opinion of Pitney Hardin LLP as to the tax consequences of the Merger (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith)
23.2	Consent of KPMG LLP (filed herewith)
23.3	Consent of Pitney Hardin LLP (included in Exhibits 5 and 8 hereto).
24.1	Powers of Attorney (previously filed)
99.1	Form of Proxy Card to be utilized by the Board of Directors of Shrewsbury Bancorp (filed herewith)
99.2	Form of Election and instructions (filed herewith)
99.3	Instructions for completing Substitute Form W-9 (filed herewith)

B. Financial Schedules

      All financial statement schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto or incorporated by reference therein.

C. Report, Opinion or Appraisals

      The form of Fairness Opinion of Sandler O'Neill & Partners, L.P. is included as Appendix B to the Proxy Statement-Prospectus.

Item 22. Undertakings

      1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the “Securities Act”), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      2. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      3. The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      5. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      6. Subject to appropriate interpretation, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Wayne, State of New Jersey, on the 18th day of February, 2005.

VALLEY NATIONAL BANCORP

By:	GERALD H. LIPKIN Gerald H. Lipkin, Chairman, President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
GERALD H. LIPKIN Gerald H. Lipkin	Chairman, President and Chief Executive Officer and Director	February 18, 2005
ALAN D. ESKOW Alan D. Eskow	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 18, 2005
EDWARD J. LIPKUS Edward J. Lipkus	First Vice President and Controller (Principal Accounting Officer)	February 18, 2005
ANDREW B. ABRAMSON* Andrew B. Abramson*	Director	February 18, 2005
PAMELA BRONANDER* Pamela Bronander*	Director	February 18, 2005
JOSEPH COCCIA, JR.* Joseph Coccia, Jr.*	Director	February 18, 2005
ERIC P. EDELSTEIN* Eric P. Edelstein	Director	February 18, 2005
MARY J. STEELE GUILFOILE* Mary J. Steele Guilfoile	Director	February 18, 2005
H. DALE HEMMERDINGER* H. Dale Hemmerdinger	Director	February 18, 2005
GRAHAM O. JONES* Graham O. Jones	Director	February 18, 2005
WALTER H. JONES, III* Walter H. Jones, III	Director	February 18, 2005
GERALD KORDE* Gerald Korde	Director	February 18, 2005
MICHAEL L. LARUSSO* Michael L. LaRusso	Director	February 18, 2005
ROBINSON MARKEL* Robinson Markel	Director	February 18, 2005
ROBERT E. MCENTEE* Robert E. McEntee	Director	February 18, 2005

Signature	Title	Date
Richard S. Miller	Director	February , 2005
BARNETT RUKIN* Barnett Rukin	Director	February 18, 2005
PETER SOUTHWAY* Peter Southway	Director	February 18, 2005
LEONARD J. VORCHEIMER* Leonard J. Vorcheimer	Director	February 18, 2005
*By: ALAN D. ESKOW Attorney-in-fact

INDEX TO EXHIBITS

A. Exhibits

Exhibit No.	Description
2	Agreement and Plan of Merger dated as of December 2, 2004 among Valley National Bancorp, Valley National Bank, Shrewsbury Bancorp and Shrewsbury State Bank (attached as Appendix A to the Proxy Statement-Prospectus).
5	Opinion of Pitney Hardin LLP as to the legality of the securities to be registered (filed herewith).
8	Opinion of Pitney Hardin LLP as to the tax consequences of the Merger (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith)
23.2	Consent of KPMG LLP (filed herewith)
23.3	Consent of Pitney Hardin LLP (included in Exhibits 5 and 8 hereto).
24.1	Powers of Attorney (previously filed)
99.1	Form of Proxy Card to be utilized by the Board of Directors of Shrewsbury Bancorp (filed herewith)
99.2	Form of Election and instructions (filed herewith)
99.3	Instructions for completing Substitute Form W-9 (filed herewith)